Exhibit 99.2

March 10, 2022

Dear Fellow Shareholders:

After another eventful year, we are excited to connect at our upcoming annual and special meeting to give an update on our corporate journey and discuss the road ahead. As was the case in 2020, the past year included large challenges that tested our organization and society; many of which carry on today. 2021 was also a year that was filled with opportunities, accomplishments, and continued progress; both within our Company and the world that surrounds us. Through it all, AltaGas became a stronger and more purposeful organization. We delivered robust 2021 financial results that were underpinned by continued execution of our strategic plan and was achieved in a way that was consistent with our core values and mission. We thank our employees for their hard work, sacrifice, and leadership in collectively delivering these outcomes.

Building an Enduring Platform

The past three years have been filled with many intentional and impactful moves at AltaGas. Our President and CEO, Randy Crawford, has successfully repositioned the Company to focus on two core businesses — both of which are centered on providing resilient and durable value for all our stakeholders. Randy and his talented team have embraced a customer-centric model that is focused on delivering the best collective outcomes for our end users and centers on continuous improvement. This approach, and the collective push of AltaGas’ team of nearly 3,000 people strong, has driven strong corporate results. Our Company has embraced the energy evolution and taken steps to prepare for the alternative fuels of the future while championing the role, benefits, and reliability that responsibly sourced natural gas is providing.

Through it all, our diversified business model has been at the center of this success and has proven to be a large differentiator. We also believe there is more to running a business than solely focusing on profits. We have a long history of operating with strong environmental, social and governance (ESG) practices, which are key inputs to our long-term success. We do not believe that maximizing profits is a sustainable outcome if a company is only focused on doing so at the peril of all else. But everything starts with having a profitable, sustainable, and durable platform. It is the foundation on which we build and achieve all other outcomes. It is the underpinning on which we have the resources to invest in our communities, develop our employees, create social purpose, and have a positive societal impact over the longer-term. Sustainability means that we need to balance all that we value. A task we take on willingly; a task we take seriously, every day.

We thank all our stakeholders for the continued embracement of AltaGas and our ongoing partnerships. Working with our stakeholders is engrained in our approach to how we do business. It is part of our organizational DNA and has been a foundational principle of AltaGas for nearly three decades. Paramount to our success has been our engagement with the Indigenous Peoples and local communities where we live and serve. We look forward to continuing these partnerships on the road ahead.

Leading with Strong Corporate Governance

AltaGas’ Board has gone through great transition since 2018. We have added six new independent directors with the necessary skills and experiences to guide an organization with AltaGas’ business mix and geographic footprint. We have built a Board with the purposeful intent to drive diversity of thought; to challenge; to be curious; and to partner with our leadership team to build a sustainable, purpose-built enterprise. We have appointed an independent Board Chair and have now completed the transition of our Committee Chairs with the appointment of Linda Sullivan as Chair of our Audit Committee, starting in the 2022 fiscal year. We thank Robert Hodgins for his many years of service and leadership in this role. Nancy Tower has nearly completed her first year as our Human Resource and Compensation (HRC) Committee Chair where she continues to show strong leadership on the Board.

Robust governance and strong leadership are core to successfully executing our long-term strategic plan and, in turn, delivering sustained and growing value for all of our stakeholders while ensuring the highest ethical standards are maintained at all times. This has been a driving force behind the transformational changes that have taken place over the last few years as we carefully balanced the need to strengthen the Company’s organizational capacity and increase the diversity of thought while retaining the institutional knowledge that exists within the platform.

AltaGas Ltd. – 2022 Management Information Circular

The Road Ahead

In the days ahead, you can expect the same focus from AltaGas. We will hold ourselves to account. We will live by a strong governance philosophy and commitment. And we will be focused on making the right long-term decisions that benefit all stakeholders. We are excited about the road ahead and we look forward to progressing on it together. We invite you to learn more about our approach to sustainability by reviewing the disclosure herein and in the sustainability section of our website at https://www.altagas.ca/responsibility/sustainability.

Board Retirement as of April 1, 2022

On behalf of the Board of Directors and all our stakeholders, I want to thank Terry McCallister for his substantial contributions during his long tenure with the organization. Terry was a senior leader within WGL for nearly two decades, including being Chairman and Chief Executive Officer from 2009 until his retirement in 2018. He has been a valued member of the AltaGas Board since the WGL acquisition and will be missed across the organization.

Following Mr. McCallister's planned retirement, AltaGas' Board will be comprised of ten directors.

Shareholder Meeting

As a Company deeply committed to the health and safety of our communities, employees, shareholders and other stakeholders, this year AltaGas will once again hold our annual and special meeting in a virtual format. AltaGas continues to believe hosting a meeting in virtual only format is in the best interest of our stakeholders as we continue to monitor the ways in which COVID-19 pandemic related restrictions are lifted on a permanent and final basis over the course of this year. The virtual meeting will be conducted via live webcast commencing at 1:00 p.m. (MDT) on April 29, 2022. Shareholders will have an opportunity to participate at the annual and special meeting online regardless of geographic location.

As a Shareholder, you have the right to participate in and vote your shares at the meeting. We encourage you to participate in the virtual annual and special meeting. If you are unable to attend the meeting, we encourage you to complete the form of proxy or, if applicable, voting instruction form, and return it within the time frames indicated on such forms so that your vote is counted at the meeting.

AltaGas’ proxy circular contains important details about the meeting, the items of business to be considered and how you can vote, so please take some time to read the proxy circular before you vote your shares. Information concerning AltaGas’ consolidated financial and operational performance for the financial year ended December 31, 2021 is available on AltaGas’ website at www.altagas.ca and on AltaGas’ SEDAR profile at www.sedar.com.

Thank you for your ongoing support. We look forward to your participation at our virtual meeting.

Sincerely,

Pentti Karkkainen

AltaGas Ltd. – 2022 Management Information Circular

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Meeting Date: April 29, 2022

Items of business

At the meeting, shareholders will be asked to:

1.     receive the consolidated financial statements for the year ended December 31, 2021 and the auditors’ report thereon;

2.     re-appoint Ernst & Young LLP, the auditor of AltaGas, and authorize the directors to set their remuneration;

3.     elect each of the 10 director nominees for the ensuing year;

4.     consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, approving unallocated options under AltaGas’ Option Plan;

5.     consider a non-binding advisory resolution to accept AltaGas’ approach to executive compensation; and

6.     consider such other business as may properly be brought before the meeting or any adjournment(s) thereof.

Your Vote is Important!

Please submit your vote well
in advance of the proxy
deposit deadline of
1:00 p.m. (MDT) on
Wednesday, April 27, 2022.

Record Date: March 10, 2022

Only shareholders of record as of the close of business on March 10, 2022 will receive notice of, and be entitled to participate and vote at, the annual and special meeting.

Meeting Details:
Virtual only Meeting via live webcast online at https://web.lumiagm.com/464137331 Password: altagas2022 (case sensitive) The meeting will begin promptly at 1:00 p.m. (MDT)
Voting your Common Shares

Registered shareholders and duly appointed proxyholders will be able to participate in the meeting by webcast and will be able to exercise voting rights electronically during the meeting. To participate and vote at the virtual meeting, please review “How do I attend and participate at the Meeting?” in the Circular.

Registered and beneficial holders may also vote in advance by completing a proxy form or voting instruction form, as applicable. For information, see “How do I vote my Shares”.

The management information circular dated March 10, 2022 (the Circular), contains information relating to the matters to be brought before the meeting, as well as other annual disclosure. Please review all information contained in the Circular before voting.

By order of the Board of Directors,

Leah Dickie Corporate Secretary Calgary, Alberta March 10, 2022

About Notice and Access

AltaGas is using the notice and access rules adopted by Canadian Securities Administrators in an effort to be more environmentally friendly and reduce printing and mailing costs. Instead of receiving the notice of annual and special meeting, the Circular, annual financial statements and related management's discussion and analysis (the Meeting Materials) with the form of proxy or voting instruction form, registered and beneficial shareholders will receive a notice outlining the matters to be addressed at the Meeting and instructions for accessing the Meeting Materials online and for requesting paper copies.

The Meeting Materials can be viewed online at www.altagas.ca/invest/share-information/noticeandaccess or under AltaGas’ profile on SEDAR (www.sedar.com). If you would like to receive a printed copy of the Meeting Materials, please phone 1-866-962-0498 (if you are a registered shareholder) or 1-877-907-7643 (if you are a beneficial shareholder). Refer to the Notice of Availability of Meeting Materials for additional details.

AltaGas Ltd. – 2022 Management Information Circular

TABLE OF CONTENTS

ABOUT ALTAGAS	2

MANAGEMENT INFORMATION CIRCULAR HIGHLIGHTS	3

VOTING INFORMATION	5

GENERAL INFORMATION	10

MATTERS TO BE CONSIDERED AT THE MEETING	11

DIRECTOR NOMINEES	15

CORPORATE GOVERNANCE	22

DIRECTOR COMPENSATION	47

A Letter from Our HRC Committee Chair	53

COMPENSATION DISCUSSION AND ANALYSIS	56

EXECUTIVE COMPENSATION INFORMATION	79

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	88

OTHER INFORMATION	89

ADVISORIES	90

SCHEDULE A: BOARD MANDATE	91

SCHEDULE B: SUMMARY OF LTI PLANS	94

The information contained on, or accessible through, any website referenced in this Circular is not incorporated by reference in this Circular and is not, and should not be considered to be, a part of this Circular unless it is explicitly incorporated herein.

Frequently Used Terms

AltaGas	AltaGas Ltd., including, where the context requires, its affiliates
Board	the board of directors of AltaGas
company, we, our	AltaGas
DSU	deferred share unit issued under the Deferred Share Unit Plan
EHS Committee	Environment, Health and Safety Committee of the Board
ESG	Environmental, Social and Governance
HRC Committee	Human Resources and Compensation Committee of the Board
LTI	long-term incentive
LTI Plans	Long-Term Incentive Plans, including the Phantom Unit Plan and the Option Plan
Option	option to purchase a Share issued under the Option Plan
Option Plan	Option Plan, as amended and restated on February 27, 2019

Petrogas	Petrogas Energy Corp., a North American integrated midstream company in which AltaGas acquired a controlling interest in December 2020

Phantom Unit Plan	Phantom Unit Plan, as amended and restated on May 1, 2019
PU	performance unit issued under the Phantom Unit Plan
RU	restricted unit issued under the Phantom Unit Plan
Shareholder	a holder of Shares
Shares	common shares of AltaGas
STI	short-term incentive
STI Plan	Short-term Incentive Plan
WG	Washington Gas Light Company, a subsidiary of WGL
WGL	WGL Holdings, Inc., an indirect subsidiary of AltaGas

AltaGas Ltd. – 2022 Management Information Circular	1

ABOUT ALTAGAS

All figures as at December 31, 2021. (1)  Transmission and distribution in Utilities.

AltaGas Ltd. – 2022 Management Information Circular	2

MANAGEMENT INFORMATION CIRCULAR HIGHLIGHTS

AltaGas’ annual and special meeting of Shareholders will be held at 1:00 p.m. (MDT) on Friday, April 29, 2022 in virtual only format. Shareholders of record as of the close of business on March 10, 2022 (the “Record Date”) have the right to participate and vote at such meeting or any adjournment thereof (the “Meeting”).

This management information circular (the “Circular”) is dated March 10, 2022, and all information contained herein is given as of March 10, 2022 unless otherwise specifically stated.

Meeting Highlights

Below are highlights of some of the important information that can be found in the Circular. These highlights do not contain all the information that should be considered. Please review the Circular in its entirety before voting.

Shareholder Voting Matters

Voting matter	Board’s Voting Recommendations
Appointing Ernst & Young LLP as Auditors	FOR
Electing each of AltaGas’ 10 nominated directors	FOR
Approving unallocated Options under AltaGas’ Option Plan	FOR
Approving Advisory Resolution on Executive Compensation	FOR

Director Nominees at a Glance

	Independent	Residence	Director Since	Board Attendance in 2021	Votes FOR at 2021 AGM	Other Public Boards (#)	Committees
Pentti Karkkainen	✓	Canada	2018	8/8	98.23%	1	-
Victoria Calvert	✓	Canada	2015	8/8	99.66%	1	Gov, HRC
David Cornhill	✓	Canada	1994	8/8	98.34%	1	EHS(1)
Randall Crawford	CEO	U.S.	2018	8/8	98.38%	-	-
Jon-Al Duplantier	✓	U.S.	2021	8/8	98.18%	2	Gov, HRC
Robert Hodgins	✓	Canada	2005	8/8	91.73%	3	Audit, Gov
Cynthia Johnston	✓	Canada	2018	8/8	93.96%	1	EHS (chair), Audit
Phillip Knoll	✓	Canada	2015	8/8	98.37%	2	Gov (chair), EHS
Linda Sullivan	✓	U.S.	2020	7/8(2)	99.46%	1	Audit (chair), HRC
Nancy Tower	✓	Canada	2020	8/8	99.33%	1(3)	HRC (chair), Audit

(1) Mr. Cornhill will be joining the EHS Committee on April 1, 2022. (2) Ms. Sullivan attended 6/6 regularly scheduled meetings. (3) Ms. Tower has been nominated as a director at a meeting to be held in May 2022.

AltaGas Ltd. – 2022 Management Information Circular	3

Environmental, Social and Governance Highlights

We are committed to strong and sustainable growth and we believe that good corporate governance improves performance and benefits all stakeholders. The following are some of our notable highlights:

✓	Guided by core values and operate pursuant to a Code of Business Ethics

✓	All director nominees other than our President and Chief Executive Officer are independent

✓	Independent Chair of the Board and in camera sessions held at every Board and committee meeting

✓	Audit, HRC and Governance Committees are comprised solely of independent directors

✓	Board and committees utilize independent advisors as necessary

✓	Progressed our ESG initiatives as highlighted in our 2021 ESG Report, including through a number of sustainability goals within the core areas of safety, climate and diversity and inclusion

✓	Shareholder outreach in accordance with our Board Shareholder Engagement Policy

✓	Continue to advance opportunities for community partnership through workforce training and development opportunities, diverse supplier programs, energy affordability and assistance programs, public safety and awareness programs and employee engagement initiatives

✓	Advanced initiatives to support talent development and retention and employee engagement through leadership development programs, employee resource groups and flexible work arrangements

Refer to “Corporate Governance” for details on our corporate governance practices and policies, and information on environmental and social matters.

Compensation Governance Highlights

Director compensation is based on annual retainers, which include cash and equity components. To ensure alignment with the Shareholder experience, at least half of the retainer is comprised of equity regardless of whether a director has met the required equity ownership requirements. Refer to “Director Compensation” for details of director compensation.

AltaGas’ executive compensation program has been designed to motivate executives to focus on longer term interests and provide the returns and the social value that stakeholders expect. The Board routinely assesses executive compensation programs to ensure such programs do not encourage individuals to take inappropriate risks. Some notable highlights of AltaGas’ executive compensation program design include:

✓	Linking executive pay to company performance through short- and long-term incentive awards

✓	Heavily weighting executive compensation toward “at-risk” compensation elements based on achievement of corporate performance

✓	Benchmarking executive compensation and company performance to relevant Canadian and U.S. peer companies

✓	Linking executive STI compensation to corporate social responsibility and other ESG factors

✓	Requiring executives to meet equity ownership targets

✓	Adopting policies and practices to mitigate compensation risk, include anti-hedging and clawback policies

✓	Capping short-term incentive payouts

✓	Utilizing double-trigger change of control provisions in executive agreements and under LTI Plans

✓	Providing Shareholders with an annual say-on-pay vote

✓	Retaining an independent advisor for the HRC Committee

Refer to “Compensation Discussion and Analysis” for detail on our executive compensation program and practices.

AltaGas Ltd. – 2022 Management Information Circular	4

VOTING INFORMATION

The Circular is provided in connection with the solicitation of proxies by management of AltaGas for use at the Meeting to be held at 1:00 p.m. (MDT) on Friday, April 29, 2022 for the purposes set out in the Notice of Meeting of Shareholders. The Meeting will be a virtual only meeting conducted via live webcast at https://web.lumiagm.com/464137331 (password “altagas2022”) and as such, Shareholders will not be able to attend the Meeting in person. A summary of the information Shareholders will need to attend the Meeting online is provided below. You may also refer to the “Virtual Meeting User Guide” that was provided with your form of proxy or voting instruction form.

Why is AltaGas having a virtual only Meeting?

AltaGas continues to believe hosting a meeting in virtual only format is in the best interest of our stakeholders as we continue to monitor the ways in which COVID-19 pandemic related restrictions are lifted on a permanent and final basis over the course of this year.

The virtual Meeting will be conducted via live webcast. Registered Shareholders and duly appointed proxyholders will have an opportunity to participate at the Meeting regardless of their geographic location. Non-registered Shareholders who have not duly appointed themselves as proxyholders may also virtually attend as guests, however, guests will not be able to ask questions or vote at the Meeting.

We have designed our virtual meeting format to ensure that Shareholder access and participation are comparable to attending an in person meeting. Registered Shareholders and duly appointed proxyholders may submit questions through the online platform during the Meeting by following the instructions under “How do I attend and participate at the Meeting?”. Questions will be read aloud so that all Shareholders and guests may hear, and we will answer as many questions as possible in the time allotted for the Meeting. The webcast of the event will be posted to our website following the Meeting. Shareholders may also engage directly with the Board in accordance with the Board Shareholder Engagement Policy, which can be found on our website at www.altagas.ca/about/governance.

Who is soliciting my proxy?

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited by telephone or email by employees or agents of AltaGas. AltaGas has also retained TMX Investor Solutions Inc. as the proxy solicitation agent to assist with the solicitation of votes from Shareholders in order to have as many Shareholders vote as possible. The proxy solicitation agent will monitor the number of Shareholders voting and may contact Shareholders in order to increase participation in voting. In connection with the solicitation of proxies for the Meeting, TMX Investor Solutions Inc. is expected to receive a fee of $35,000 plus reasonable out-of-pocket expenses. Pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of Shares. The cost of solicitation of proxies will be borne by AltaGas.

Notice and Access

AltaGas is relying on the notice and access provisions of NI 54-101 to send proxy-related materials to Shareholders in connection with the Meeting. Notice and access is a set of rules developed by the Canadian Securities Administrators that are intended to reduce the volume of material mailed to Shareholders by allowing a reporting issuer to post proxy-related materials online, rather than mailing paper copies. AltaGas has received exemptions from Corporations Canada under subsections 151(1) and 156 of the Canada Business Corporations Act (the “CBCA”) to permit it to use notice and access.

Instead of receiving the Notice of Meeting of Shareholders, the Circular, consolidated annual financial statements and related management's discussion and analysis (the “Meeting Materials”) with the form of proxy or voting instruction form, as applicable, registered and beneficial Shareholders will receive a notice outlining the matters to be addressed at the Meeting and instructions for accessing the Meeting Materials online and for requesting paper copies.

Shareholders can request a paper copy of the Meeting Materials, at no charge, for up to one year from the date the Circular was filed under AltaGas’ profile on SEDAR (www.sedar.com). Requests by Shareholders must be made by calling 1-866-962-0498 (if you are a registered Shareholder) or 1-877-907-7643 (if you are a beneficial Shareholder/have a 16-digit control number). In order to receive a paper copy of the Meeting Materials before the Meeting, requests must be received prior to April 14, 2022. A new form of proxy or voting instruction form will not be sent with the paper copy of the Meeting Materials, so it is important to keep the original form in order to vote.

Registered Shareholders can enroll through Computershare Trust Company of Canada (“Computershare”) to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. Non-registered Shareholders can sign-up to receive future securityholder communications by mail or electronically by visiting at www.computershare.com/ca/mailinglist.

AltaGas Ltd. – 2022 Management Information Circular	5

Who has the right to vote at the Meeting?

By a resolution of the Board, the Record Date for the Meeting has been established as March 10, 2022. Only Shareholders of record at the close of business (5:00 p.m. MDT) on the Record Date will receive notice of, and be entitled to attend and vote at, the Meeting. Each Share owned as of the Record Date entitles the holder to one vote. A Shareholder of record on the Record Date will be entitled to vote such Shares even though the Shareholder may subsequently dispose of such Shares. No person who has become a Shareholder after the Record Date shall be entitled to attend or vote at the Meeting or any adjournment(s) thereof.

Who is the Shareholder of record?

Registered Shareholder	Non-Registered (Beneficial) Shareholder
You are a registered Shareholder if your Shares are registered directly in your name with our transfer agent, Computershare.

You are a beneficial Shareholder if a bank, trust company, securities broker, clearing agency, other financial institution or other intermediary (your “intermediary”) holds Shares on your behalf.

Your intermediary’s name will appear on the record.

How do I attend and participate at the Meeting?

AltaGas is holding the Meeting in a virtual only format, which will be conducted via live webcast.

Registered Shareholders and duly appointed proxyholders will be able to listen to the Meeting, ask questions and vote online, all in real time, provided they are connected to the internet and comply with the requirements set out below.

Non-registered (beneficial) Shareholders who have not duly appointed themselves as proxyholders may still attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to ask questions or vote at the Meeting.

To access the Meeting, go to https://web.lumiagm.com/464137331 in your web browser. You will need the latest version of Chrome, Safari, Edge or Firefox. If you are a registered Shareholder or duly appointed proxyholder, select “I have a login” and enter your username and the Meeting password “altagas2022” (case sensitive).

▪	If you are a registered Shareholder, your username is the 15-digit control number printed on your proxy form.

▪	If you are a non-registered (beneficial) Shareholder and have followed the steps to appoint yourself as proxyholder (see the applicable instructions under “How do I vote my Shares”), you will receive an email from Computershare after the proxy deposit deadline with your username.

▪	If you have not followed the above steps but wish to listen to the webcast, select “I am a guest” and fill in the form.

Please ensure that you are connected to the internet at all times so you can vote when balloting begins. It is your responsibility to ensure you stay connected to the internet for the duration of the Meeting. You should allow ample time to log into the Meeting online and complete the related procedures. Please note that internal network security protocols including firewalls and VPN connections may block access to the virtual meeting technology. If you experience any difficulty connecting or watching the Meeting, you should ensure your VPN setting is disabled or use your computer on a network that is not restricted to security settings of your organization. Refer to the “Virtual Meeting User Guide” accompanying your Notice of Meeting and Availability of Meeting Materials for details about how to follow the proceedings, vote and ask questions. You may submit your questions once the platform is live and questions will be addressed at the relevant time in the Meeting. To ensure your questions are addressed, we recommend you submit questions early in the Meeting.

How do I vote my Shares?

How you vote depends on whether you are a registered or non-registered (beneficial) Shareholder. Refer to the details in the appropriate table below.

If you need assistance in making this determination, or have any questions with respect to voting your Shares before the proxy deposit deadline, please contact AltaGas’ proxy solicitation agent, TMX Investor Solutions Inc., toll-free in North America at 1-800-398-2142 (or 1-212-771-1133 collect outside North America) for service in English and French or by email at info tmxis@tmx.com.

AltaGas Ltd. – 2022 Management Information Circular	6

Voting Methods	Registered Shareholders
If you want to vote by proxy before the Meeting

Your proxy must be received no later than 1:00 p.m. (MDT) on April 27, 2022, and can be voted in any of the following ways:

Internet

By visiting the following website: www.investorvote.com. Refer to your 15-digit control number (shown on your proxy form) and follow the online voting instructions.

Telephone

By calling the toll-free number, 1-866-732-VOTE (8683) if you are in Canada or the United States. If you are not in Canada or the United States, you should call the direct phone number shown on your proxy form. To vote by phone, simply refer to your 15-digit control number (shown on your proxy form) and follow the instructions.

Mail

By completing your proxy form and returning it by mail or hand delivery, following the instructions on the form.

If you want to vote at the Meeting

Please follow these steps:

1.  Log into https://web.lumiagm.com/464137331 at least 15 minutes before the Meeting starts. Please check that your browser is compatible.

2.  Select “I have a login”.

3.  Enter your 15-digit control number (on your proxy form) as your username and the password “altagas2022” (case sensitive).

4.  Follow the instructions and vote when prompted.

If you have submitted your form of proxy, your votes will already be recorded, and you do not need to vote again. You can attend the Meeting and not vote or if you do vote, your online vote will revoke your previously submitted proxy. Refer to the instructions below under “What if I change my mind?”.

If you want to appoint a third party as your proxyholder to attend and vote at the Meeting on your behalf

If you want to appoint someone else (other than the management designees) as a proxyholder to attend, participate and vote at the Meeting on your behalf, you must submit your proxy form appointing the third party AND register the third-party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy form. Failure to register the proxyholder will result in the proxyholder not receiving a username to ask questions or vote at the Meeting. The third party you appoint as a proxyholder does not need to be a Shareholder but must attend the Meeting to vote the Shares.

Please follow these steps:

1.  Submit your proxy form – To appoint a third-party proxyholder, strike out the names of the management designees and insert the person’s name into the appropriate space on the proxy form. Follow the instructions for submitting the proxy form (whether by internet or mail). This step must be completed before registering such proxyholder as set forth in step 2.

2.  Register your proxyholder – Shareholders MUST visit www.computershare.com/altagas by 1:00 p.m. (MDT) on April 27, 2022, and provide Computershare with the required proxyholder contact information, so that Computershare may provide the proxyholder with a username via email shortly after this deadline. Without a username, your proxyholder will not be able to participate or vote at the Meeting.

3.  Your proxyholder should log into https://web.lumiagm.com/464137331 at least 15 minutes before the Meeting starts and ensure that their browser is compatible.

4.  Your proxyholder should select “I have a login” and enter the username provided by Computershare via email and the password “altagas2022” (case sensitive) and follow the instructions, and vote when prompted.

AltaGas Ltd. – 2022 Management Information Circular	7

Voting Methods	Non-Registered (Beneficial) Shareholders
If you want to vote by proxy before the Meeting

Your vote must be received no later than the time and date specified in the voting instruction form (“VIF”), which may be earlier than April 27, 2022. You can vote in any of the following ways:

Internet

By visiting the following website: www.proxyvote.com. Refer to your 16-digit control number (shown on your VIF) and follow the online voting instructions.

Telephone

By calling the toll-free number: 1-800-474-7493 or 1-800-474-7501 (French) if you are in Canada or the United States. If you are not in Canada or the United States, you should call the phone number shown on your form. To vote by phone, simply refer to your 16-digit control number (shown on your form) and follow the instructions. Additionally, AltaGas may utilize Broadridge’s QuickVote TM service to assist eligible Shareholders with voting their Shares directly over the phone.

Mail

By completing your VIF and returning it by mail or hand delivery, following the instructions on the form.

If you want to vote at the Meeting

If you are a non-registered (beneficial) Shareholder and you wish to vote at the Meeting, you have to appoint yourself as a proxyholder first and then also register with Computershare. This is because AltaGas and Computershare do not have a record of the non-registered Shareholders and as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as a proxyholder.

Please follow these steps:

1. Submit your VIF – To appoint yourself as proxyholder, strike out the names of the management designees and insert your name into the appropriate space on the VIF. Do not fill out your voting instructions. Follow the instructions for submitting the VIF by the appropriate deadline, as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering such proxyholder as set forth in Step 2.

2. Register your proxyholder – Register yourself as a proxyholder by visiting www.computershare.com/altagas by 1:00 p.m. (MDT) on April 27, 2022 and provide Computershare with your contact information so that Computershare may provide you with a username via email shortly after this deadline. Without a username, you will not be able to ask questions or vote at the Meeting.

3. Log into https://web.lumiagm.com/464137331 at least 15 minutes before the Meeting starts. Please check that your browser is compatible.

4. Select “I have a login”.

5. Enter the username that was provided by Computershare and enter the password “altagas2022” (case sensitive). Follow the instructions and vote when prompted.

If you are a non-registered (beneficial) Shareholder located in the United States, and you wish to participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps above you must also obtain a valid legal proxy form from your intermediary. To do so, you should follow these steps:

a. Follow the instructions from your intermediary included with the legal proxy form and VIF sent to you or contact your intermediary to request a legal proxy form if you have not received one.

b. After obtaining a valid legal proxy form from your intermediary, you must submit such legal proxy to Computershare. You can send by email or by courier to: uslegalproxies@computershare.com (if by email), or Computershare, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Canada (if by courier), and in both cases, your correspondence must be labeled “Legal Proxy” and must be received no later than the voting deadline of 1:00 p.m. (MDT) on April 27, 2022.

c. You will receive a confirmation of your registration by email after Computershare receives your registration materials.

d. Please note that you are also required to register your appointment (or a third party’s appointment) as proxyholder at www.computershare.com/altagas as per Step 2 above.

Refer to Steps 3-5 above.

If you want to appoint a third party as your proxyholder to attend and vote at the Meeting on your behalf

If you want to appoint someone else (other than the management designees) as a proxy to attend, participate and vote at the Meeting on your behalf, you must submit your VIF appointing the third party AND register the third-party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your VIF. Failure to register the proxyholder will result in the proxyholder not receiving a username to ask questions or vote at the Meeting. The third party you appoint as a proxyholder does not need to be a Shareholder but must attend the Meeting to vote the Shares.

Please follow the steps set out in the section above but instead of inserting your name to appoint yourself and register yourself, insert the name of the person you wish to appoint as your proxy into the appropriate space on the VIF and register them with Computershare. If you are a non-registered Shareholder located in the United States, and you wish to appoint a third party as your proxyholder, refer to the instructions in the section above.

AltaGas Ltd. – 2022 Management Information Circular	8

How will my Shares be voted if I return a form of proxy or voting instruction form?

Voting by proxy means giving someone else (the proxyholder) the authority to attend the Meeting and vote for you in accordance with your instructions or, if you do not specify how you want to vote your Shares, as the proxyholder sees fit. Shares represented by a form of proxy or voting instruction form are to be voted for, against or withheld from voting by the proxyholder designated in the form of proxy or voting instruction form in accordance with your instructions. If no instructions are given and AltaGas’ representatives are the designated proxyholders, the voting rights attached to the Shares will be exercised as follows:

▪	FOR the appointment of the auditor

▪	FOR the election of each proposed Director Nominee

▪	FOR the approval of unallocated options under the Option Plan

▪	FOR the approval of the non-binding advisory resolution to accept AltaGas’ approach to executive compensation

The form of proxy/voting instruction form confers discretionary authority on a proxyholder specifically appointed by you with respect to any proposed amendments or variations to the matters set out therein and any other business which may properly come before the Meeting. As of the date hereof, management of AltaGas is not aware of any amendment or other matter which may properly come before the Meeting.

What if I want to appoint someone else as proxy?

The persons named in the accompanying form of proxy are the President and Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”) of AltaGas. A Shareholder submitting a proxy has the right to appoint a person or company to represent him or her at the Meeting other than the persons designated in the form of proxy furnished by AltaGas. To exercise this right, the Shareholder should insert the name of the desired representative in the blank space provided in the form of proxy or voting instruction form and submit in accordance with the instructions therein. If you want your proxyholder to be able to ask questions or vote at the Meeting, there are additional steps that need to be completed. See the instructions under the “How do I vote my Shares?” section.

If you name a proxyholder other than the management designees, you should obtain the consent of the proxyholder to act on your behalf and instruct him or her on how your Shares should be voted. If a Shareholder is a legal entity, an estate or trust, the form of proxy/voting instruction form must be signed by a duly authorized representative and accompanied by a certified resolution confirming such authorization.

What if I change my mind?

A Shareholder who has submitted a form of proxy may revoke it at any time prior to the exercise thereof. If you attend the Meeting, follow the process for voting online at the Meeting and vote online, you will revoke your previous proxy.

Registered Shareholders can also revoke a proxy: (i) by delivering a written notice to that effect signed by you or your duly authorized representative(s) or by delivering a new form of proxy that is dated later than the proxy previously submitted, to Computershare at any time up to 1:00 p.m. (MDT) on the last business day before the day of the Meeting, or any adjournment(s) thereof (a) by mail to Proxy Department, 135 West Beaver Creek Road, PO Box 300, Richmond Hill, Ontario L4B 4R5, (b) by hand delivery to 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada, or (c) by facsimile to 416-263-9524 or 1-866-249-7775; or (ii) in any other manner permitted by law, including pursuant to the provisions of the CBCA.

If the Shareholder is a legal entity, an estate or trust, the notice must be signed by an officer or attorney of the corporation duly authorized in writing by a resolution, a certified copy of which must be attached to the notice.

If you are a non-registered Shareholder, please contact your intermediary for instructions on how to revoke your voting instructions. If your intermediary provides the option of voting over the internet, you can change your instructions by updating your voting instructions on the website provided by your intermediary, so long as you submit your new instructions before the intermediary’s deadline.

AltaGas Ltd. – 2022 Management Information Circular	9

GENERAL INFORMATION

Date of Information

The information contained in this Circular is given as of March 10, 2022, except where otherwise noted.

Currency

Unless indicated otherwise, all amounts are in Canadian dollars and “$” or “dollars” refer to Canadian dollars. Where applicable, amounts paid in U.S. dollars were converted using Bank of Canada exchange rates and may fluctuate year over year depending on the exchange rate. Values may also be impacted by rounding.

Voting Securities and Principal Holders Thereof

AltaGas is authorized to issue an unlimited number of Shares. As of the Record Date, 280,485,233 Shares were issued and outstanding. Shareholders of record on the Record Date are entitled to notice of, and to attend, the Meeting, or be represented by proxy, and to one vote per Share held on any ballot thereat.

To the knowledge of the Board and the executive officers of AltaGas, as of the Record Date no person or company beneficially owns, or controls or directs, directly or indirectly, Shares carrying 10% or more of the votes attached to all of the issued and outstanding Shares.

Quorum

At the Meeting, a quorum exists if the holders of not less than 5% of the Shares entitled to vote at the Meeting are present (virtually) in person or represented by proxy, and at least two persons entitled to vote are actually present (virtually) at the Meeting. If a quorum is not present at the Meeting, the Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

Approval Requirements

All matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present or represented by proxy at the Meeting.

Shareholder Proposals

The CBCA permits certain eligible Shareholders to submit Shareholder proposals to AltaGas for inclusion in a management proxy circular for an annual meeting of Shareholders. No Shareholder proposals were submitted for consideration at the upcoming Meeting. In order to submit a proposal for consideration at the annual meeting of Shareholders to be held in 2023, the final date by which AltaGas must receive Shareholder proposals is December 21, 2022, being the date that is at least 90 days before the anniversary of the Notice of Meeting sent to Shareholders in connection with the Meeting.

Advance Notice By-Law

AltaGas’ By-Law No. 2 sets out the advance notice requirements for director nominations (the "Advance Notice By-Law"). The purpose of the Advance Notice By-Law is to provide Shareholders with guidance on the process for nominating directors. The Advance Notice By-Law fixes a deadline by which Shareholders must submit director nominations to AltaGas prior to any annual or special meeting of Shareholders at which directors are to be elected, sets forth the information that must be included in the notice and details the procedure to be followed. A copy of the Advance Notice By-Law is available on AltaGas’ website at www.altagas.ca and under AltaGas’ profile on SEDAR at www.sedar.com.

Under the Advance Notice By-Law, the deadline for nominations of directors for the Meeting is the close of business on March 30, 2022. As of the date of the Circular, AltaGas has not received any director nominations.

AltaGas Ltd. – 2022 Management Information Circular	10

MATTERS TO BE CONSIDERED AT THE MEETING

1.	Financial Statements
2.	Appointment of Auditors
3.	Election of Director Nominees
4.	Approval of Unallocated Options under the Option Plan
5.	Advisory Vote on Executive Compensation

The Board recommends that Shareholders vote FOR the resolutions that follow.

Financial Statements

At the Meeting, the consolidated financial statements of AltaGas for the year ended December 31, 2021 and the auditors’ report thereon will be presented. These consolidated financial statements and management’s discussion and analysis (“MD&A”) relating thereto are available on AltaGas’ website at www.altagas.ca/invest/financials and on SEDAR at www.sedar.com. No formal action is required or proposed to be taken at the Meeting with respect to the financial statements.

Appointment of Auditors

Ernst & Young LLP (“E&Y”) has been the auditor of AltaGas (including its predecessors) since 1997. As part of the integration of WGL on closing of the acquisition and the integration of Petrogas on acquiring operational control, E&Y assumed audit procedures with respect to those entities. The Audit Committee annually assesses the performance and effectiveness of the auditor in its provision of services. Given the transformation of the business over the past few years, the continuity of maintaining E&Y as auditor of the AltaGas consolidated group has been valuable.

E&Y has confirmed they are independent of AltaGas within the meaning of the relevant rules and related interpretations as prescribed by law and the relevant professional bodies in Canada. The Audit Committee has also reviewed the independence of the auditors and reviews and pre-approves all non-audit services to be provided by E&Y. Canadian auditor independence rules require the rotation of the lead audit partner every seven years. Our current lead audit partner commenced her rotation in 2020. At the last annual meeting of shareholders, 96% of the votes cast were voted in favour of the appointment of E&Y.

On the advice of the Audit Committee, the Board recommends that Shareholders vote FOR the appointment of E&Y as auditor of AltaGas and authorize the Board to set the auditor’s fees.

Unless instructed otherwise, the management designees named in the proxy form intend to vote FOR the appointment of E&Y as auditor of AltaGas, to hold office until the next annual meeting of Shareholders, with remuneration to be determined by the Board.

Fees paid to E&Y by AltaGas and its subsidiaries during 2021 and 2020 were as follows:

Category of External Auditor Service Fee(1)	2021	2020
Audit Fees	$4,218,478	$4,916,467
Audit-Related Fees(2)	$343,365	$1,215,230
Tax Fees(3)	$274,825	$83,858
All Other Fees(4)	$383,214	$664,228
TOTAL	$5,219,882	$6,879,783

Notes:

(1)	Due to the timing of invoices received, $1.7 million of fees relating to 2019 were paid in 2020.

(2)	Represents the aggregate fees billed by E&Y for assurance and related services that were reasonably related to the performance of the audit or review of AltaGas’ financial statements and were not reported under “Audit Fees”. During 2021 and 2020, the nature of the services provided included: review of prospectuses and securities filings; research of accounting and audit-related issues; review of pro forma consolidated financial statements; specified audit procedures; review of the change in accounting principle related to pensions; internal controls assessment; cost allocation manual audits; ESG services; and registration costs for the Canadian Public Accountability Board.

(3)	During 2021 and 2020, the nature of the services provided was for tax consultations, tax compliance and transfer pricing.

(4)	Represents the aggregate fees billed by E&Y for products and services, other than those reported with respect to the other categories of service fees, as well as any out-of-pocket costs incurred. During 2021 and 2020, the nature of the services provided was for translation services and an assessment of AltaGas' IT risk management and cybersecurity.

AltaGas Ltd. – 2022 Management Information Circular	11

The foregoing information is also set forth in AltaGas’ Annual Information Form for the year ended December 31, 2021, under the heading “General – Audit Committee – External Auditor Service Fees by Category”, a copy of which is available under AltaGas’ profile on SEDAR at www.sedar.com.

Election of Directors

The articles of AltaGas provide that there must be not less than three nor more than 15 directors and the by-laws of AltaGas provide that the number of directors to be elected at the Meeting will be determined from time to time by resolution of the Board. The Board currently consists of 11 members. As previously announced, Mr. McCallister is retiring and will not be standing for re-election. Accordingly, the Board has fixed the number of directors to be elected at the Meeting at 10.

All nominees are currently members of the Board and have indicated their willingness to continue to serve as directors. Directors elected at the Meeting will hold office until the next annual meeting of Shareholders or until their successors are duly elected or appointed. The Board believes the nominees are well-qualified to serve and that 90% are independent. You can read more about the nominated directors under “Director Nominees”.

The following individuals are proposed by AltaGas for election as directors of AltaGas:

Victoria A. Calvert David W. Cornhill Randall L. Crawford Jon-Al Duplantier Robert B. Hodgins	Cynthia Johnston Pentti O. Karkkainen Phillip R. Knoll Linda G. Sullivan Nancy G. Tower

The Board recommends that Shareholders vote FOR the election of these nominees as directors of AltaGas.

Unless instructed otherwise, the management designees named in the proxy form intend to vote FOR the appointment of each of the above nominees.

If any vacancy occurs in the nominees proposed by AltaGas prior to the Meeting, including in the event a nominee becomes unable to serve, the discretionary authority conferred by the proxy will be exercised at the Meeting to vote for the election of any other person nominated by AltaGas.

Individual Voting

As set forth in the form of proxy and the voting instruction form, Shareholders may vote for each proposed nominee individually rather than voting for the proposed directors as a slate.

Majority Voting Policy

While the Board recommends nominees to the Board, Shareholders vote to elect the members of the Board on an annual basis. AltaGas has a majority voting policy (the “Majority Voting Policy”) which requires any nominee for director who receives a greater or equal number of votes “withheld” than “for” his or her election to tender his or her resignation to the Chair of the Board following the Meeting, effective upon acceptance by the Board. The Majority Voting Policy applies only to uncontested elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected. The Board will accept such resignation except in exceptional situations where the circumstances warrant such director continuing to serve as a member of the Board. The nominee shall not attend any meeting or participate in any Governance Committee or Board deliberations while the resignation offer remains outstanding. The Board shall disclose its election decision via press release promptly and in any event, within 90 days of the Meeting. If a resignation is not accepted, the press release will include the reasons for that decision. If a resignation is accepted, the Board may appoint a new director to fill the vacancy created by the resignation. The Majority Voting Policy is available on our website at altagas.ca.

Approval of Unallocated Options

AltaGas’ Option Plan is a continuing form of long-term variable compensation incentive for officers, employees, consultants and other personnel of AltaGas and its affiliates. The quantum and granting of Options is related to individual performance, and the grants have been used to give suitable recognition to the ability of those individuals who contribute materially to the success of AltaGas and its affiliates, and to attract and retain in the employ of AltaGas and its affiliates, persons of experience and ability. Consistent with the gradual market trend away from stock options, AltaGas did not grant any Options as part of its 2022 annual grants, instead increasing the proportion of PUs and RUs granted. While the current intent of the Board is to limit grants of Options, the Board wishes to maintain the flexibility to grant Options in certain circumstances where it considers it reasonable to do so.

AltaGas Ltd. – 2022 Management Information Circular	12

The Option Plan was initially approved by Shareholders on June 3, 2010, and was amended and restated in accordance with its amendment provisions on February 27, 2019 to reduce the number of shares issuable and disallow participation by non-employee directors. The Option Plan is a “rolling plan”, which provides that the maximum number of Shares issuable pursuant to the plan, together with shares issuable pursuant to all other security-based compensation arrangements, may not exceed 5% of AltaGas’ issued and outstanding Shares from time to time. Since the Option Plan does not have a fixed maximum number of Shares that may be subject to Options granted under the Option Plan, AltaGas is required by the Toronto Stock Exchange (the “TSX”) to seek shareholder approval every three years for any unallocated entitlements (Options available but not yet granted). As a result, Shareholders will be asked at the Meeting to pass an ordinary resolution to approve all unallocated entitlements under the Option Plan.

Shareholders approved and authorized the unallocated entitlements in 2013, 2016 and 2019. The authorization approved at the 2019 meeting, which passed with 81% of the votes cast in favour, will expire on May 2, 2022.

As of the Record Date, 8,452,080 Options (representing approximately 3.0% of the aggregate issued and outstanding Shares on that date) are currently issued and outstanding under the Option Plan out of a maximum allocation of 14,024,261 Options (representing approximately 5% of the issued and outstanding Shares on the Record Date). As a result, there are currently 5,572,181 unallocated entitlements (representing approximately 2.0% of the aggregate issued and outstanding Shares on that date) available for issuance that may be granted in the future. AltaGas does not currently issue Shares under any of its other compensation plans. For details of the material terms of the Option Plan, refer to “Schedule B”.

The Board has determined that the continuation of the Option Plan is in the best interests of AltaGas in order to preserve flexibility in its compensation programs and has approved the unallocated Options for which approval is being sought.

As an item of special business, Shareholders will be asked at the Meeting to consider, and if thought fit, and adopt the following ordinary resolutions:

“RESOLVED THAT:

1.	All unallocated options to acquire common shares of AltaGas Ltd. (“AltaGas”) entitled to be granted under its Option Plan, to a maximum (when taken together with the number of options then issued and outstanding) of no greater than 5% of the issued and outstanding common shares of AltaGas at any given time, be approved and are authorized to be issued.

2.	AltaGas shall have the ability to continue granting Options under the Option Plan until April 29, 2025, being the date that is three years from the date shareholder approval is being sought at a shareholder meeting.

3.	Any one officer or director of AltaGas be and is hereby authorized to execute and deliver all such agreements and documents, whether under the corporate seal or otherwise, and to take all action, as such officer or director shall deem necessary or appropriate to give effect to the foregoing resolutions.

4.	The board of directors of AltaGas may revoke this resolution before it is acted upon, without further approval of the shareholders.”

The above resolutions must be approved by a simple majority of votes cast by Shareholders who vote in person or by proxy at the Meeting in respect of these resolutions.

The Board recommends that the Shareholders vote FOR the foregoing resolutions.

Unless instructed otherwise, the management designees named in the proxy form intend to vote FOR the foregoing resolutions.

Regardless of whether or not these resolutions are passed, Options outstanding on April 29, 2022 will be unaffected. If the resolution to approve unallocated Options is not passed, no further Options will be granted (including in respect of currently outstanding Options which are subsequently cancelled, terminated or exercised) until Shareholder approval is obtained.

AltaGas Ltd. – 2022 Management Information Circular	13

Shareholder Advisory Vote on Executive Compensation

The Board believes that attracting, motivating and retaining high performing executives is integral to the long-term success of the company. Through a competitive compensation program that links executive compensation with company performance, we strive to align the actions of our executives with our long-term corporate strategy and Shareholder interests.

AltaGas’ approach to executive compensation is set forth under the heading "Compensation Discussion and Analysis".

The Board first sought Shareholder input on executive compensation at AltaGas’ 2014 annual meeting and considers the annual advisory vote on compensation an important part of the ongoing process of engagement between Shareholders and the Board. Shareholders are encouraged to review the information on AltaGas’ approach to compensation set forth under “Compensation Discussion and Analysis”. Our approach to executive compensation has been supported by a significant majority of Shareholders at every annual meeting since the adoption of the advisory vote.

The detailed results of the “say-on-pay” vote over the past two years are set out below:

Year	Votes For	% Votes For	Votes Against	% Votes Against
2021	133,358,922	90.30%	14,321,054	9.70%
2020	144,019,263	93.82%	9,489,735	6.18%

The Board wishes to again seek Shareholder input on its approach to executive compensation. This non-binding advisory vote will provide Shareholders with the opportunity to communicate their views on AltaGas’ approach to executive compensation through the following resolution:

"RESOLVED on an advisory basis and not to diminish the roles and responsibilities of the board of directors of AltaGas Ltd. (“AltaGas”) that the shareholders of AltaGas accept the approach to executive compensation disclosed in AltaGas’ management information circular dated March 10, 2022 for the 2022 annual and special meeting of shareholders of AltaGas."

The Board recommends that the Shareholders vote FOR our approach to executive compensation.

While the advisory vote is not binding, the Board will consider the outcome of the vote as part of its ongoing review of executive compensation. Unless instructed otherwise, the management designees named in the proxy form intend to vote FOR AltaGas’ approach to executive compensation.

Other Business

AltaGas is not aware of any amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting; however, if any other matter properly comes before the Meeting, the form of proxy or voting instruction form will be voted on such matter in accordance with the best judgment of the person or persons voting.

Interest of Certain Persons or Companies in Matters to be Acted Upon

To AltaGas’ knowledge, no director or executive officer of AltaGas serving at any time in 2021, no proposed nominee nor any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

AltaGas Ltd. – 2022 Management Information Circular	14

DIRECTOR NOMINEES

All the proposed nominees are currently directors of AltaGas and have been since the dates indicated.

Each nominee brings a mix of experience, expertise and diverse perspectives to the Board. The combination of these attributes is important for the Board to effectively oversee AltaGas’ affairs and carry out its duties and responsibilities.

For additional details on each director’s expertise, see “Areas of Expertise and Director Skills Matrix” under the heading “Corporate Governance – Board Composition Considerations”.

Nominees

All of the following nominees other than our President and Chief Executive Officer are considered independent. Securities held, as referenced in the biographies below, are as of the record dates for each of the 2022 and 2021 annual shareholder meetings.

None of the nominations involve a contract, arrangement or understanding between a director and any other person and there are no familial relationships between any of the nominees or executive officers.

Pentti O. Karkkainen, Chair of the Board	Independent | Director since 2018

West Vancouver, British Columbia, Canada

Age: 67

Key Areas of Expertise:

▪    Capital Markets

▪    Governance

▪    Stakeholder Relations

Mr. Karkkainen is the Chair of the Board. Mr. Karkkainen has over 30 years of investment management, energy sector research and investment banking experience. He was a co-founder and General Partner of KERN Partners, a Canadian based energy focused capital markets and private equity firm, from 2000 to 2014 and was the firm's Senior Strategy Advisor from 2014 until his retirement from the firm in 2015. Prior thereto, Mr. Karkkainen was the Managing Director and Head of Oil and Gas Equity Research at RBC Capital Markets.

Mr. Karkkainen has significant board experience, including as board chair, as lead director and as chair of compensation and audit committees. Mr. Karkkainen holds a Bachelor of Science (Honours) in Geology from Carleton University and a Master of Business Administration from Queen's University. He is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2021					Attendance in 2021
Chair of the Board					8 of 8	100%
Other Public Company Boards
NuVista Energy Ltd. (Chair)
Securities Held as of March 10, 2022 and March 11, 2021
Year	Shares	Options	RUs	DSUs	Ownership Requirement Met(1)
2022	17,000	-	-	30,979	✓
2021	17,000	-	1,005	22,611
2021 AGM Voting Results
Votes For:	98.23%

AltaGas Ltd. – 2022 Management Information Circular	15

Victoria A. Calvert	Independent | Director Since 2015

Calgary, Alberta, Canada Age: 66 Key Areas of Expertise: ▪ Governance ▪ Stakeholder Relations ▪ ESG Risk

Ms. Calvert is a Corporate Director and Professor Emerita of Business at Mount Royal University in Calgary, where she taught from 1988 to 2018. She was also a Director of the Canadian Alliance of Community Service Learning from 2009 to 2017 and published and spoke extensively regarding sustainability and community partnerships. Prior to this, she held corporate positions at Hudson’s Bay Oil and Gas and the Bank of Nova Scotia.

Ms. Calvert has experience regarding digital transformation, stakeholder partnerships and sustainability policies and metrics from serving on public company boards and non-profit boards such as Heritage Park Society Board. She holds a Bachelor of Commerce (Hons.) degree from Queen’s University and a Master of Business Administration degree from Western University and is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2021					Attendance in 2021
Board					8 of 8	100%
Governance					7 of 7	100%
HRC					6 of 6	100%
Other Public Company Boards
Patriot One Technologies Inc.
Securities Held as of March 10, 2022 and March 11, 2021
Year	Shares	Options	RUs	DSUs	Ownership Requirement Met(1)
2022	7,620	-	4,166	25,573	✓
2021	7,620	-	1,005	24,411
2021 AGM Voting Results
Votes For:	99.66%

David W. Cornhill	Independent | Director since 1994

Calgary, Alberta, Canada Age: 68 Key Areas of Expertise: ▪ Leadership/ Strategy ▪ Stakeholder Relations ▪ Public Policy/ Regulatory

Mr. Cornhill is an independent businessman. He is a founding shareholder of AltaGas (and its predecessors) and served as Chairman of the Board from 1994 to 2019. He was Chief Executive Officer of AltaGas from 1994 to 2016 and served as interim co-CEO from July to December 2018. Prior to forming AltaGas, Mr. Cornhill served in various capacities with Alberta and Southern Gas Co. Ltd., including Vice President, Finance and Administration, Treasurer and President and Chief Executive Officer.

Mr. Cornhill is an experienced leader in the business community and is a strong supporter of communities and community collaboration, investment and enhancement and has served on the boards of a number of public and private companies.

Mr. Cornhill is a member of the Ivey Advisory Board at Western University. He holds a Bachelor of Science (Hons.) degree and a Master of Business Administration degree, both from Western, and was awarded an honorary Doctor of Laws degree by Western in 2015. Mr. Cornhill is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2021					Attendance in 2021
Board					8 of 8	100%
Other Public Company Boards
Imperial Oil Limited
Securities Held as of March 10, 2022 and March 11, 2021
Year	Shares	Options	RUs	DSUs	Preferred Shares	Ownership Requirement Met(1)
2022	1,590,294	250,000	-	70,392	30,000	✓
2021	1,590,294	525,000	13,350	61,229	30,000
2021 AGM Voting Results
Votes For:	98.34%

AltaGas Ltd. – 2022 Management Information Circular	16

Randall L. Crawford	Non-Independent(2) | Director since 2018

Naples, Florida, U.S.A Age: 59 Key Areas of Expertise: ▪ Leadership/Strategy ▪ Risk Management ▪ Operations – Midstream & Regulated Utilities

Mr. Crawford is the President and CEO of AltaGas and has been since December 2018. Prior to joining AltaGas, Mr. Crawford was with EQT Midstream Partners, LP from 2012 to 2017, most recently as Executive Vice President and Chief Operating Officer and with EQT Corporation as Senior Vice President and President, Midstream, Commercial and Distribution from 2007 to 2017. Mr. Crawford is a seasoned executive with more than 30 years of experience in the natural gas industry in both Utilities and Midstream businesses.

Mr. Crawford holds a Bachelor of Science in Accounting and Economics from West Virginia Wesleyan College and has obtained his Certified Public Accountant designation. Mr. Crawford previously served as a director for numerous energy associations, including the American Gas Association, the Energy Association of Pennsylvania, the West Virginia Oil and Natural Gas Association and the Interstate Natural Gas Association of America. He is a director of the Children’s Hospital of Pittsburgh Foundation, a member of the University of Pittsburgh Cancer Institute Council and a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2021					Attendance in 2021
Board					8 of 8	100%
Other Public Company Boards
None
Securities Held as of March 10, 2022 and March 11, 2021
Year	Shares	Options	PUs	RUs	DSUs	Ownership Requirement Met(1)
2022	68,500	2,331,449	785,949	54,792	-	✓
2021	68,500	2,331,449	628,890	-	-
2021 AGM Voting Results
Votes For:		98.38%

Jon-Al Duplantier	Independent | Director since 2021

Houston, Texas, U.S.A Age: 54 Key Areas of Expertise: ▪ Governance ▪ Human Capital Management & Compensation ▪ Legal/Public Policy/Regulatory

Mr. Duplantier is a recently retired executive who has spent more than 25 years in the energy industry, most recently with Parker Drilling Company (“Parker Drilling”). He served as President, Rental Tools and Well Services of Parker Drilling from April 2018 until July 2020. Prior thereto, Mr. Duplantier held a series of executive positions at Parker Drilling, including Senior Vice President, Chief Administrative Officer and General Counsel from April 2014 to March 2018; Senior Vice President and General Counsel from 2012 to 2014; and Vice President, General Counsel and Corporate Secretary from 2009 to 2012. Prior to joining Parker Drilling, he held a number of roles at ConocoPhillips including Senior Counsel, Exploration and Production, Managing Counsel, Indonesia and Managing Counsel, Environmental.

Mr. Duplantier holds a Juris Doctor Degree from Louisiana State University and a Bachelor of Science from Grambling State University. He is a member of the National Association of Corporate Directors and the Institute of Corporate Directors.

Board and Committee Memberships in 2021					Attendance in 2021(3)
Board					7 of 7	100%
Governance					5 of 5	100%
HRC					4 of 4	100%
Other Public Company Boards
Allegiance Bancshares			Brigham Minerals, Inc.
Securities Held as of March 10, 2022 and March 11, 2021
Year	Shares	Options	RUs	DSUs	Ownership Requirement Met(1)
2022	-	-	-	3,720	Mr. Duplantier has until February 2, 2026 to meet the requirement.
2021	-	-	-	-
2021 AGM Voting Results
Votes For:		98.18%

AltaGas Ltd. – 2022 Management Information Circular	17

Robert B. Hodgins	Independent | Director since 2005

Calgary, Alberta, Canada Age: 70 Key Areas of Expertise: ▪ Financial Expertise ▪ Risk Management ▪ M&A

Mr. Hodgins is a CA, CPA and has been an independent businessman since November 2004. Mr. Hodgins has been serving as a non-executive part time Senior Advisor, Investment Banking for Canaccord Genuity Corp. since September 2018. Mr. Hodgins has over 25 years of experience in senior financial roles with several Canadian corporations. He was Chief Financial Officer of Pengrowth Energy Trust (now Pengrowth Energy Corporation) from 2002 to 2004, Vice President and Treasurer of Canadian Pacific Limited from 1998 to 2002 and Chief Financial Officer of TransCanada PipeLines Limited from 1993 to 1998.

Mr. Hodgins received an Honours Bachelor of Arts in Business from the Richard Ivey School of Business at Western University and received a Chartered Accountant designation. He was admitted as a member of the Institute of Chartered Accountants of Ontario in 1977 and Alberta in 1991 and he is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2021				Attendance in 2021
Board				8 of 8	100%
Audit (Chair)				4 of 4	100%
Governance				7 of 7	100%
Other Public Company Boards
Enerplus Corporation			MEG Energy Corp.
Gran Tierra Energy Inc.
Securities Held as of March 10, 2022 and March 11, 2021
Year	Shares	Options	RUs	DSUs	Ownership Requirement Met(1)
2022	16,950	27,500	5,725	25,972	✓
2021	16,950	27,500	4,482	22,804
2021 AGM Voting Results
Votes For:	91.73%

Cynthia Johnston	Independent | Director since 2018

Victoria, British Columbia, Canada Age: 60 Key Areas of Expertise: ▪ Operations – Regulated Utilities ▪ Environment, Health & Safety ▪ Risk Management

Ms. Johnston is a Corporate Director. She was Executive Vice President, Gas, Renewables and Operations Services at TransAlta Corporation (“TransAlta”) from 2015 until her retirement in 2017. Between 2011 and 2015, she held various positions, including Executive Vice President Enterprise Risk and Corporate Services and Executive Vice President Corporate Services at TransAlta. Prior thereto, Ms. Johnston held various executive leadership positions with TransAlta and FortisAlberta Inc.

Ms. Johnston has over 30 years of diverse experience in strategic planning, complex project management, operations, sales and marketing, customer service, stakeholder relations, economic analysis and regulation. She holds a Bachelor of Arts in Economics from the University of Calgary and a Master’s in Applied Economics from the University of Victoria. She is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2021					Attendance in 2021
Board					8 of 8	100%
EHS (Chair)					5 of 5	100%
Audit					4 of 4	100%
Other Public Company Boards
Russel Metals Inc.
Securities Held as of March 10, 2022 and March 11, 2021
Year	Shares	Options	RUs	DSUs	Ownership Requirement Met(1)
2022	6,000	-	-	19,132	✓
2021	6,000	-	1,005	14,286
2021 AGM Voting Results
Votes For:	93.96%

AltaGas Ltd. – 2022 Management Information Circular	18

Phillip R. Knoll	Independent | Director since 2015

Kelowna, British Columbia, Canada Age: 67 Key Areas of Expertise: ▪ Governance ▪ Operations – Midstream &Regulated Utilities ▪ Environment, Health & Safety

Mr. Knoll is a Professional Engineer and has been the President of Knoll Energy Inc., a private energy consulting company, since 2006. Mr. Knoll served as interim co-CEO of AltaGas from July to December 2018. Prior thereto, he was CEO of Corridor Resources Inc. from 2010 to 2014. His other roles included Group Vice President, Duke Energy Gas Transmission, Chair, Management Committee and President for Maritimes & Northeast Pipeline, as well as senior roles at Westcoast Energy Inc., TransCanada PipeLines Limited and Alberta Natural Gas Company Ltd.

Mr. Knoll has over 35 years of varied experience in the energy sector, primarily related to energy infrastructure businesses and the natural gas value chain. Mr. Knoll holds a Bachelor of Applied Science from the Technical University of Nova Scotia in Chemical Engineering.He is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2021				Attendance in 2021
Board				8 of 8		100%
Governance (Chair)				7 of 7		100%
EHS				5 of 5		100%
Other Public Company Boards
Headwater Exploration Inc. (formerly Corridor Resources Inc.)
Cleantek Industries Inc. (formerly Raise Production Inc.)
Securities Held as of March 10, 2022 and March 11, 2021
Year	Shares	Options	RUs	DSUs	Preferred Shares	Ownership Requirement Met(1)
2022	22,779	-	-	49,709	1,000	✓
2021	22,779	-	5,338	43,474	1,000
2021 AGM Voting Results
Votes For:	98.37%

Linda G. Sullivan	Independent | Director since 2020

Moneta, Virginia, U.S.A. Age: 58 Key Areas of Expertise: ▪ Financial Expertise ▪ Human Capital Management & Compensation ▪ Regulatory

Ms. Sullivan is a Corporate Director. She most recently served as Executive Vice President and Chief Financial Officer at American Water Works Company, Inc. from 2016 until her retirement in August of 2019, and prior thereto as Senior Vice President and Chief Financial Officer from 2014. Prior to joining American Water Works Company, she held various roles with the Edison International companies during her 22 years there, last serving as Senior Vice President and Chief Financial Officer at Southern California Edison Company from 2009 to 2014. Ms. Sullivan began her career in public accounting as an auditor with Arthur Andersen.

Ms. Sullivan has over 30 years of utility finance and regulatory experience. She has received her Certified Public Accountant (inactive) and Certified Management Accountant designations and is a NACD Certified Director and Governance Fellow with the National Association of Corporate Directors. Ms. Sullivan holds a Bachelor of Science in Business Administration and Accounting from Portland State University. She is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2021					Attendance in 2021(4)
Board					7 of 8	87.5%
Audit					4 of 4	100%
HRC					6 of 6	100%
Other Public Company Boards
NorthWestern Energy Corp.
Securities Held as of March 10, 2022 and March 11, 2021
Year	Shares	Options	RUs	DSUs	Ownership Requirement Met(1)
2022	2,500	-	-	11,224	Ms. Sullivan has until January 9, 2025 to meet the requirement.
2021	-	-	-	6,737
2021 AGM Voting Results
Votes For:	99.46%

AltaGas Ltd. – 2022 Management Information Circular	19

Nancy G. Tower	Independent | Director since 2020

Calgary, Alberta, Canada Age: 62 Key Areas of Expertise: ▪ Financial Expertise ▪ Human Capital Management & Compensation ▪ Leadership/ Strategy

Ms. Tower served as President and Chief Executive Officer of Tampa Electric Company, a regulated electric utility and a subsidiary of Emera Incorporated (“Emera”) in Tampa, Florida, from 2017 until 2021. She was President and Chief Executive Officer from December 2017 to February 2021. As part of her planned retirement, she transitioned the role of President in February 2021 and retired fully in June 2021. Prior to her roles with Tampa Electric Company, she was the Chief Corporate Development Officer of Emera from 2014 to 2017. From 1997 to 2014, Ms. Tower held several senior positions in corporate finance and in operations at Emera and with its subsidiaries, including Controller and Vice President, Customer Operations of Nova Scotia Power Inc., Chief Financial Officer of Emera, and Chief Executive Officer of Emera Newfoundland and Labrador.

Ms. Tower holds a Bachelor of Commerce from Dalhousie University and is a Fellow Chartered Accountant. She is a member of the Institute of Corporate Directors.

Board and Committee Memberships in 2021					Attendance in 2021
Board					8 of 8	100%
Audit					4 of 4	100%
HRC (Chair)					6 of 6	100%
Other Public Company Boards
None (5)
Securities Held as of March 10, 2022 and March 11, 2021
Year	Shares	Options	RUs	DSUs	Ownership Requirement Met(1)
2022	6,260	-	-	22,449	✓
2021	6,260	-	-	13,474
2021 AGM Voting Results
Votes For:	99.33%

Notes:

(1)	Non-executive directors must achieve equity ownership of three times the value of their annual Board retainer (including cash and equity), within five years of their date of appointment. This calculation is done at year-end and for purposes of achieving compliance with AltaGas’ equity ownership requirement, Shares, RUs and DSUs are included. See “Director Equity Ownership Requirement”. As CEO, Mr. Crawford is required to own five times the value of his annual base salary within five years of his appointment. See “Executive Equity Ownership Requirement”.
(2)	Mr. Crawford, as AltaGas’ President and CEO, is not independent. See “Board Composition Considerations - Independence” for further details on the independence determinations.
(3)	Mr. Duplantier was appointed to the Board and Governance Committee on February 2, 2021, and to the HRC Committee on March 1, 2021; his attendance reflects all the meetings held from the appointment dates to December 31, 2021.
(4)	Ms. Sullivan missed one unscheduled (ad hoc) Board meeting due to a scheduling conflict that existed prior to the meeting being called.
(5)	Ms. Tower has been nominated to stand for election as a director of Finning International Inc. at their annual meeting to be held May 10, 2022.

As of the Record Date for the Meeting, the proposed nominees collectively held 1,737,903 Shares, or approximately 0.62% of the total issued and outstanding Shares (including Shares beneficially owned, directly or indirectly, and Shares over which control or direction is exercised, in each case as provided by the nominees).

Additional Information on Director Nominees

Cease Trade Orders, Bankruptcies, Sanctions and Penalties

Except as disclosed below, none of the proposed directors: (i) are, or have been within the past ten years a director, chief executive officer or chief financial officer of any company, including AltaGas and any personal holding companies of such person, that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), or after such person ceased to be a director, chief executive officer or chief financial officer of the company, was the subject of an Order which resulted from an event that occurred while acting in such capacity; (ii) are, or have been within the past ten years, a director or executive officer of any company, including AltaGas and any personal holding companies of such person, that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (iii) have, including any personal holding companies of such person, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

AltaGas Ltd. – 2022 Management Information Circular	20

Mr. Duplantier was an officer of Parker Drilling from 2009 until his resignation in 2020. Parker Drilling and certain of its U.S. subsidiaries commenced voluntary Chapter 11 proceedings and filed a prearranged Joint Chapter 11 Plan of Reorganization under the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”). The plan was subsequently amended and was confirmed by the Bankruptcy Court on March 7, 2019. The plan became effective on March 26, 2019 and Parker Drilling emerged from the Chapter 11 Cases.

Mr. Hodgins was a director of Skope Energy Inc. ("Skope") from December 15, 2010 to February 19, 2013. On November 27, 2012, Skope was granted protection from its creditors by the Court of Queen’s Bench of Alberta pursuant to the Companies’ Creditors Arrangement Act to implement a restructuring which was approved by the required majority of Skope's creditors. The restructuring was sanctioned by the Court of Queen’s Bench of Alberta in February of 2013.

None of the proposed directors (or any personal holding companies of such persons) have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

2022 Director Voting Results

Voting results for 2022 will be posted following the Meeting on SEDAR (www.sedar.com).

Other Relevant Sections

For additional information on the directors, refer to the following headings under “Corporate Governance”:

▪	“Board and Committee Meetings” – attendance, committee composition, committee reports

▪	“Board Composition Considerations” – skills matrix, tenure, retirement, diversity, nominating and assessment

▪	“Director Orientation, Development and Education” – education sessions attended

AltaGas Ltd. – 2022 Management Information Circular	21

CORPORATE GOVERNANCE

Philosophy and Approach

We are committed to strong and sustainable growth and believe that good corporate governance improves performance and benefits all stakeholders. The Board, in its pursuit of excellence in this area, recognizes that governance practices continue to evolve with the scope and complexity of AltaGas’ business. As part of its mandate, the Governance Committee monitors governance developments and emerging best practices and assesses our governance practices against these in order to continue to meet the Board’s objectives.

Our core values are the foundation on which our governance practices are built. Fundamental to our governance framework is our Code of Business Ethics (“COBE”) and the key policies supporting the COBE. Our governance framework also includes Board and committee mandates, position descriptions and delegations of authority, all of which are used to further define the expectations, responsibilities and accountabilities of the Board, management and employees of AltaGas. Our key governance practices and policies are described more fully in this section. In addition, key governance documents are available on AltaGas’ website at www.altagas.ca/about/governance.

In addition to being aligned with recent governance developments and trends, the Board believes that AltaGas’ governance policies and practices are compliant with applicable legislation and policies, including the CBCA, National Instrument 52-110 – Audit Committees (“NI 52-110”), National Policy 58-201 – Corporate Governance Guidelines, National Instrument 58-101 – Disclosure of Corporate Governance Practices, National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and applicable corporate governance rules of the U.S. Securities and Exchange Commission.

Governance Evolution

The following timeline sets forth some of the key highlights and initiatives over the past few years.

2018

✓ Appointed three new directors, adding complementary expertise and experience in the areas of capital markets and utility operations

✓ New CEO appointed

✓ Began formal Board-led Shareholder engagement program

2019

✓ Appointed an independent director as Chair of the Board

✓ Appointed new Executive Vice President and CFO and Executive Vice President and President, Utilities

✓ Committee chair and member rotation bringing new perspectives to committees

✓ Refreshed position descriptions and mandates to reflect evolution in leadership and governance

✓ Set aspirational target for gender diversity at 30% female directors

✓ Enhanced COBE and key policies for application enterprise-wide

✓ Launched our inaugural ESG Report

2020

✓ Appointed two new directors, adding complementary U.S. regulated utility experience and additional financial expertise

✓ Exceeded aspirational target of 30% female representation on the Board in advance of 2022 target

✓ Implemented virtual training modules organization-wide to support COBE

✓ Appointed Executive Vice President, Chief External Affairs and Sustainability Officer to lead ESG initiatives and advance priorities

✓ Published 2020 ESG update, reporting 2019 data against key metrics

✓ Adopted a formal Board Shareholder Engagement Policy

2021

✓ Appointed new director, adding U.S. and international energy sector experience and legal expertise

✓ Transitioned HRC committee chair role and added new member to HRC and Governance committees

✓ Published our 2021 ESG Report, including introducing a number of sustainability goals within the core areas of safety, climate, diversity and inclusion

2022	✓ Transitioned Audit committee chair role while maintaining continuity with former chair on the committee ✓ Adding new member to EHS committee

AltaGas Ltd. – 2022 Management Information Circular	22

Governance at a Glance

The following is an overview of AltaGas’ key corporate governance practices:

What We Do	What We Don’t Do

✓ Live our core values

✓ Operate within our COBE and key policies, to ensure safe, respectful and ethical practices and personal conduct

✓ Maintain external ethics hotline and web portal for anonymous reporting of complaints

✓ Ensure at least 2/3 of the directors are independent

✓ Have an independent Chair

✓ Hold in camera meetings of independent directors at every Board and committee meeting

✓ Encourage diversity with a Board policy on gender and other diversity and consider diversity in recruiting and nomination

✓ Hold an annual advisory vote on executive compensation

✓ Conduct Board-led Shareholder engagement

✓ Conduct community and stakeholder outreach

✓ Annually review key governance documents, including guidelines, mandates, position descriptions and policies

✓ Maintain Majority Voting Policy and Advance Notice Bylaw

✓ Impose equity ownership requirements for directors and officers

✓ Assess director performance and Board effectiveness

✓ Engage independent advisors

✓ Promote director education and new director orientation

✓ Oversee ESG strategy and initiatives and report on material ESG topics

✓ Pay executives pursuant to our pay-for-performance philosophy (see “Compensation Discussion and Analysis – Compensation Governance” for additional highlights)

🗶 Combine Chair and CEO role

🗶 Allow non-independent directors to sit on Audit, HRC or Governance Committee

🗶 Vote for directors by slate

🗶 Grant Options to non-employee directors

🗶 Allow for hedging of Shares

🗶 Use a dual-class share structure

🗶 Have inter-locking director relationships

🗶 Have over-boarded directors

Core Values

Our core values embody how we define success at every level of our organization and promote the highest level of personal conduct and ethical standards. They are at the heart of how we do business, what we stand for as a company, and lay the foundation to execute our strategy and priorities. Our directors, leadership team and employees are expected to exemplify attributes and competencies consistent with these core values.

Our core values reinforce our commitment to integrating strong environmental, health, safety, social and governance performance into every aspect of our business.

AltaGas Ltd. – 2022 Management Information Circular	23

Code of Business Ethics

Our COBE and related policies reflect our core values and set expectations for how we conduct our business and engage with our stakeholders. Our COBE applies to directors, officers and employees across the organization, and we expect our partners, suppliers, contractors and third-party service providers to act in a manner consistent with our COBE.	Our COBE guides effective decision-making. Complaints under the COBE or other policies can be anonymously reported to a third-party at: 1-866-384-4277 or http://altagas.ethicspoint.com.

Our COBE is designed to ensure that our business activities and operations are conducted in a safe, respectful and ethical manner. Our COBE encourages the reporting of any concerns or potential violations and lays the framework for handling complaints received. AltaGas expects that any person who becomes aware of any activity in violation of these standards report the activity. There are several mechanisms in place that allow for confidential and anonymous reporting, including through a third-party hotline and web portal. AltaGas prohibits engaging in or tolerating retaliatory acts against any person who files a complaint or who identified or opposed a practice that they reasonably believed constituted a violation of our COBE or applicable policies.

The policies underlying our COBE provide further guidance on acceptable behaviour and expected conduct, both internally and in our public interactions. Guidelines and procedures, which comply with regional differences in law, are adopted to support these enterprise-wide policies and operationalize our practices. The key policies supporting our COBE include:

Anti-Bribery and Anti-Corruption	Alcohol and Drug	Conflicts of Interest

Disclosure	Environment, Health & Safety	Human Rights

Information Security	Privacy	Respectful Workplace

Securities Trading and Reporting	Social Media and Acceptable Use	Whistleblower

These policies are regularly reviewed and updated to respond to key changes in law or in our business. The Human Rights Policy, which was approved in 2021, codifies many of our existing practices and can be found on our website at www.altagas.ca.

The fundamental principles underlying our COBE and related policies include:

▪	Comply with laws and regulations

▪	Act with integrity and operate responsibly

▪	Avoid conflicts of interest

▪	Maintain fiscal integrity

▪	Focus on safety, sustainability and environment

▪	Treat all individuals with dignity and respect

▪	Respect confidentiality and treat confidential information appropriately

▪	Report illegal or unethical behavior

A copy of our COBE is publicly available under AltaGas’ profile on SEDAR at www.sedar.com or on our website at www.altagas.ca/about/governance.

Directors, officers and employees of AltaGas, and our contractors, consultants and other representatives, are required to certify that they have read, understand and will comply with our COBE and its key policies when joining AltaGas and on an annual basis thereafter. The Board monitors compliance with our COBE and its key policies and related procedures and oversees training initiatives implemented to support compliance. Depending on the nature of a complaint, one or more of the committees may be involved in oversight of any investigation or the handling of any complaint. Consolidated reporting to the Board on any complaints received occurs at least quarterly.

Training includes specific initiatives throughout the year, based on new or updated policies or procedures or to mitigate emerging risks, and annual training as part of COBE recertification. Virtual training modules provided in connection with the annual COBE certification process are informed by external and internal factors and designed to provide practical examples and guidance to ensure a deeper understanding of our COBE. With continued remote working and the evolving cybersecurity landscape, there was an increased focus on cybersecurity training in 2021, including a series of mandatory sessions for all employees. Other recent topics include: respect in the workplace, conscious and unconscious bias, managing conflicts of interest, speaking up and reporting concerns, fair purchasing practices and preventing fraud.

AltaGas Ltd. – 2022 Management Information Circular	24

Conflicts of Interest and Related Party Transactions

Our COBE and supporting policies are designed to ensure that all personnel act in the best interests of AltaGas in the performance of their duties and, among other things, provide guidance in identifying and understanding obligations in relation to disclosure of any interest in material contracts or material transactions or any proposed material contracts or transactions. All personnel are required to disclose any potential conflict of interest when it arises. Any director with a material interest in a transaction or agreement being considered by the Board, including any interest by a person who is considered a related party of such director, is required to declare such conflict and abstain from voting with respect to such transaction or agreement in accordance with the CBCA.

The Audit Committee, on behalf of the Board, is responsible for overseeing related party transactions and associated disclosure. Directors, officers and individuals with oversight over financial reporting also regularly provide information on their related parties that is assessed for any potential conflicts of interest and managed in accordance with our policies. The Board reviews and considers related party information when making director independence determinations.

Board Responsibilities

The Board is responsible for the stewardship of AltaGas and for overseeing the management of AltaGas’ business and affairs. In fulfilling its responsibility, the Board recognizes that it has the statutory duty to act honestly and in good faith with a view to the best interests of the company while considering the interests of Shareholders, other stakeholders and the environment.

The Board believes that the key tenets of successfully managing the business and affairs of AltaGas include:

▪	Developing and supporting robust governance practices

▪	Succession planning and ensuring the right leaders are in place

▪	Overseeing the strategic direction of the company and strategy execution

▪	Overseeing risk management (including with respect to climate change and energy transition)

▪	Ensuring integrity of financial statements and financial reporting

▪	Overseeing ESG, including the integration of ESG priorities, risks and opportunities into the strategic planning process and compensation decisions

To assist the Board in fulfilling its duties and responsibilities, the Board delegates certain duties and responsibilities to its committees to ensure sufficient focus remains with the Board for the review of key strategic, operational or otherwise material matters and risks. The Board currently has four standing committees:

Audit Committee	Human Resources and Compensation (HRC) Committee

Environment, Health and Safety (EHS) Committee	Governance Committee

Annually, the Governance Committee considers the function of each committee, the evolving needs of AltaGas and the time commitment of directors in determining whether additional standing committees are needed to support the Board. The Board may also establish ad hoc committees or delegate additional committee responsibilities to directors from time to time for specific matters as may be required.

Developing the Governance Framework

The Board discharges its responsibilities directly and through its committees.

To assist the directors in fulfilling their obligations, the Board has adopted:

▪ Governance Guidelines

▪ Board and Committee Mandates

▪ Position Descriptions for the Chair and CEO

▪ Delegation of Authority Policy

The Governance Guidelines, Mandates and the Position Descriptions are reviewed annually and can be found on our website at www.altagas.ca.

AltaGas Ltd. – 2022 Management Information Circular	25

Collectively, these key governance documents clearly define the scope and responsibilities of the Board, its committees, the committee chairs, individual directors, the Chair and CEO and, through the Delegation of Authority Policy, authorize the day to day administration and management of the company.

The governance guidelines were first adopted in 2018 and outline, among other things, expectations for directors and include the Board’s policies on tenure, retirement and equity ownership.

The Board mandate defines the role and the responsibilities of the Board in regard to its stewardship of the company. A more detailed description of the Board’s responsibilities can be found in the Board mandate, the full text of which is set out in “Schedule A”. Each committee has adopted a written mandate setting out the roles and responsibilities of the committee and its chair. Mandates are reviewed annually by each respective committee, the Governance Committee and the Board to ensure mandates remain current and reflective of the work being performed by the committee, the evolving needs of the company, as well as external changes in laws, policies and best practices. In addition, each committee uses an annual work plan which it develops with management to guide the key areas of focus by quarter for the year. The committees have the authority to engage external advisors as needed.

The position descriptions for the Chair and CEO assist with clearly delineating the scope of each role and the Board’s expectation of each role. As set forth in the position description for the Chair, the Chair’s primary role is to provide leadership to the Board to facilitate the operation and deliberations of the Board, to be the primary liaison between the Board and management and to ensure that the Board fulfills its responsibilities under the Board mandate. The Chair is accountable to the Board. The CEO’s primary role is to provide leadership to AltaGas. The CEO develops, recommends and executes strategic plans, oversees the day-to-day operations of the company, develops the annual budget and supports succession plans for the executive officers. The CEO’s role and responsibilities are further specified, refined and delineated by the Board through approval of the annual budget, corporate goals and objectives for which the CEO is responsible, and through more specific delegations of authority as required. The Delegation of Authority Policy provides a comprehensive matrix of procedural and financial authority for the day to day administration and management of the company.

The key governance documents are reviewed and approved annually by the Governance Committee and Board to ensure continual evolution and alignment with changing best practices. The mandates, along with the governance guidelines and position descriptions, can be found on our website at www.altagas.ca/about/governance. Collectively, the governance documents lay the foundation for how the company achieves operational excellence in governance with clearly established parameters of authority, accountability and reporting.

Succession Planning

The Board considers succession planning for the Board, its committees, the CEO and other executive officers one of its most critical functions, as strong leadership is core to achieving our strategy and delivering sustained value for our stakeholders. The Governance Committee takes the lead on succession planning for the Board with the HRC Committee taking the lead on succession planning for the CEO and other executive officers. The CEO also plays an integral part in the succession planning process for executive officer positions as well as other key leadership positions at the corporate and subsidiary operating levels.

Board Succession Planning

Board succession is an ongoing process that aims to ensure that the Board continues to be representative of the expertise, experience, geography, and diversity necessary to guide the company, including strategically and from a risk oversight perspective. The Governance Committee’s approach to succession planning is to plan for the orderly transition of roles, deliberately balancing fresh and diverse perspectives with the insight of continuity and historical institutional knowledge to ensure the Board can effectively carry out its responsibilities.

In conjunction with its succession planning, the Governance Committee also reviews committee composition and plans for the transition and rotation of roles within the standing committees over time. The Governance Committee’s succession planning process includes planning for interim situations and adapts for the needs of AltaGas’ business and changes in circumstances for the directors. The plan for committee rotation takes into account interests expressed by the directors and aims to broaden director experiences. The succession planning process is informed by director performance assessments, director’s intentions with respect to tenure and retirement and the skills matrix that is assessed annually by the Board. This succession planning process is used to inform director recruitment strategies.

AltaGas Ltd. – 2022 Management Information Circular	26

Succession planning has been an area of focus for the Board over the past few years as the Board transitioned to meet the evolving needs of the business and planned for retirements.

The Board has successfully recruited six non-executive directors since 2018, each bringing complementary competencies and experiences to the Board and increasing the Board’s coverage within the areas of: financial expertise, senior executive level experience in U.S. regulated utilities, risk, strategy and capital markets experience, environment, health and safety experience, U.S. and international legal and governance experience, and experience within the energy value chain. Over the same period, the Board planned for a number of retirements.

Several changes have also been made to Board and committee leadership in the past few years. Mr. Karkkainen, an independent director, transitioned into the role of Chair in 2019 when Mr. Cornhill stepped down from that position after serving in that capacity for 25 years. At that time, several committee chair transitions were completed and membership on our standing committees rotated. The Audit, Governance and HRC committees added fresh perspectives with new director appointments in 2020 and 2021.

Board Succession Strategy:

✓ Orderly transition

✓ Plan for retirements

✓ Balance fresh perspectives with continuity and institutional memory

✓ Add complementary skills and competencies

✓ Establish interim succession readiness plans for chairs

✓ Rotate committee composition to broaden experience

✓ Informed by annual director assessments

Most recently, Ms. Tower assumed the role of HRC Chair on May 1, 2021, and Ms. Sullivan became Chair of the Audit Committee on March 5, 2022 following the approval of the annual financial results for 2021. In connection with the planned retirement of Mr. McCallister, Mr. Cornhill will join the EHS Committee effective April 1, 2022.

For details of AltaGas’ recruitment process, refer to “Director Selection and Nomination”.

Management Succession Planning

AltaGas is committed to developing leaders at all levels that exemplify our core values and leadership competencies which reflect the diversity of the communities in which we operate.

With respect to executive leadership and succession planning, the Board is responsible for:

▪	Appointing the CEO and other executive officers

▪	Evaluating the CEO’s performance and setting goals, objectives and incentives for the CEO

▪	Evaluating the performance and incentives for the executive officers, and setting and evaluating the value drivers for each business segment

▪	Succession planning for the CEO and overseeing the succession plans for the other executive officers

▪	Reviewing the succession strategy for all other senior management positions and critical roles

▪	Reviewing the talent development strategy which ensures AltaGas’ management programs address leadership growth and development and provide internal succession candidates for key roles

Ensuring the right leaders are in place is one of the Board’s key responsibilities and an area where the Board, together with the HRC Committee, is actively focused. The HRC Committee reviews the organizational reporting structure, the critical roles required to meet objectives and the succession plans for those roles, and reports on such matters to the Board at least annually. As part of this process, the HRC Committee reviews the internal talent pools and readiness list of individuals who could step into critical roles immediately, in the near term (1-3 years) and longer-term (3-5 years). Development plans for these individuals focus on experience, exposure and education to grow and expand their capabilities and competencies. Progress toward planned development objectives is regularly monitored.

Transformative change is often accompanied by leadership change and several significant changes to AltaGas’ leadership team have occurred since Randy Crawford’s appointment in 2018 in order to build out our leadership team. These changes included both external recruitment and internal promotions. In 2019, AltaGas welcomed James Harbilas as Executive Vice President and CFO, and Blue Jenkins as Executive Vice President and President, Utilities. In 2020, Shaheen Amirali was promoted to Executive Vice President, Chief External Affairs and Sustainability Officer. Concurrent with these executive leadership changes, the company performed an in-depth organization-wide review of senior leader critical roles and the capabilities and competencies required to execute such roles. A number of new leaders were appointed, both through internal promotions and external recruiting. In sourcing these positions, core competencies and leadership attributes for each role were developed and utilized to assess both internal and external candidates. These assessments provide successful candidates with recommended developmental opportunities.

AltaGas Ltd. – 2022 Management Information Circular	27

The HRC Committee recognizes that succession planning is an ongoing process for all critical positions and evolves to ensure leadership transition continues in a manner that aligns with the long-term vision and strategy of AltaGas and that we are growing leaders internally. AltaGas recently established measurable goals with respect to diversity of its leadership team to advance its objectives for its internal diversity to reflect the diversity within the communities it serves and to signal the importance of diverse perspectives and an inclusive culture.

Strategic Planning

Robust governance, strong leadership and stringent enterprise risk management are core to delivering sustained value for our stakeholders. The Board oversees strategy development and evaluates and measures progress towards execution, and short- and long-term risks to meeting strategic objectives. The CEO is ultimately responsible for development and execution of strategic plans and each year the Board dedicates at least two days to discuss the five-year strategic plan from which annual and long-term goals and objectives are set. During these sessions longer-range risks and opportunities beyond the five-year horizon are considered in the planning process, including climate change related risks and energy transition. The strategic planning process factors in regulatory strategies and environmental stewardship required to achieve the plan, the company’s ESG goals, the role of digitization and technology, employee engagement, talent development, stakeholder engagement and community investment. Internal and external key risks and challenges to achieving the plan are also assessed. External advisors are engaged to provide views on industry and market trends, the geopolitical and regulatory landscape applicable to the company and other relevant topics pursuant to which strategy and risks can be further tested and challenged. Feedback received through Shareholder engagement, as well as market expectations and trends, are also factored into the strategic analysis.

The strategic plan guides management’s evaluation of potential opportunities (both for organic growth and acquisitions and divestitures), and shapes its decision-making relating to, among other things, budgeting, succession planning, talent development and goal and objective setting towards building sustainable value for all stakeholders.

AltaGas continually assesses the macro and micro-economic trends impacting its businesses and seeks opportunities to generate long-term value for Shareholders. The opportunities AltaGas pursues are evaluated against strategic, operating and financial criteria and evaluated for enhancements to safety and reliability and other environmental and social factors in order to ensure they align with the long-term strategy and provide ongoing organic growth potential, favorable risk profiles and strong risk-adjusted returns.

The Board reviews AltaGas’ financial objectives, plans and actions, and annually approves its consolidated annual business plan and capital budget and reviews and approves all material transactions. The outcomes of the strategic planning process are used to establish the goals and objectives, for both the ensuing year and for creating future long-term value. Performance against those goals and objectives are linked to executive compensation. At every regularly scheduled Board meeting, time is dedicated to evaluating and measuring progress made toward strategy execution and evaluating key near-term and long-term risks to meeting AltaGas’ strategic objectives. By balancing economic priorities with our social and environmental values, we believe we can help meet growing global demands for cleaner energy, while continuing to deliver sustainable benefits to our stakeholders.

For information on our 2022 strategic priorities, refer to AltaGas’ MD&A, found under our profile on www.sedar.com.

Risk Management

Effectively identifying and evaluating risks, both internal and external to our organization, and their potential impact to our business and our stakeholders, and developing processes and practices to mitigate such risks, is a central area of focus at AltaGas. Our governance framework is designed to effectively manage this process across the enterprise.

With a large portion of AltaGas’ business being comprised of regulated utilities, and given the regulated nature of the utility industry, the governance policies and compliance reporting of AltaGas’ operating utility subsidiaries are subject to significant regulatory scrutiny within each of their respective jurisdictions.

Ultimately, the Board is responsible for enterprise risk oversight and ensures appropriate systems are in place. All levels of the organization are engaged with the Enterprise Risk Management (“ERM”) program, which serves as the primary vehicle for aggregated risk management. As part of the ERM, leaders across the enterprise and within each business segment work together to identify the material risks and develop appropriate mitigation strategies. Environmental and social risks, including climate change related risks, and our approach to managing these risks are embedded within the ERM process. Risks are validated and ranked by senior leadership and reviewed with the Board and its committees. The Audit Committee has oversight over the ERM program. Senior leadership is responsible for the management of the risks and opportunities and implementation of the mitigation strategies. Our COBE and key policies supporting our COBE, which are approved by the Board, and the training done to support compliance with the COBE are designed to mitigate risk. AltaGas’ key risks are identified in the Annual Information Form, which can be found on our website at www.altagas.ca and under the company's profile on SEDAR at www.sedar.com.

AltaGas Ltd. – 2022 Management Information Circular	28

Board of Directors

Committees Each of AltaGas’ committees oversee material risks within their functional areas of expertise and report to the Board
Committee	Risk Oversight Responsibility	Specific Risk Oversight
Audit

✓ ERM, risk identification and mitigation

✓ Data, cyber and information technology related risk

✓ Financial reporting risk

✓ Pension and benefit risk to funding levels

✓ Insurance programs

✓ Financial impacts related to climate change

✓ Whistleblower hotline

✓   ERM processes, including risk ranking and mitigation strategies

✓   Financial risk exposures, including commodity risk, credit risk of counterparties and climate change related risk

✓   Material litigation, claims and contingencies

✓   Related party transactions

✓   Data, cyber and information technology related risk and processes for development of security programs

✓   Financial reporting, including internal controls and disclosure controls over financial reporting

EHS

✓    Environment, health and safety related risk and compliance

✓ Emergency preparedness

✓ Physical security of critical infrastructure

✓ Climate change related risks and opportunities

✓    Other environmental risks and opportunities, including air pollutants, water and biodiversity

✓ COVID-19 response and recovery

✓   Compliance with regulatory requirements

✓   Safety training programs to enhance safety performance and culture of safety

✓   Safety performance monitoring

✓   Environmental spills, releases and emissions monitoring

✓   Environment, health and safety audits

✓   Oversight of physical security of critical infrastructure

✓   Evaluation of climate change related risks and opportunities

✓   Greenhouse gas (“GHG”) reduction strategies

Governance

✓ Corporate governance

✓ Director independence and compensation

✓ Succession planning for the Board

✓ COBE compliance

✓ Stakeholder relations

✓ Corporate social responsibility and sustainability

✓ Community investment and charitable giving

✓ ESG Reporting

✓   Compliance with corporate governance practices and legal and regulatory requirements

✓   Director compensation and equity ownership requirements

✓   Indemnification practices and director and officer insurance

✓   Annual review of COBE and key policy framework

✓   Review annual COBE certification process, training and compliance

✓   Oversee stakeholder relations, including Shareholder engagement and community relations, including Indigenous relations

HRC

✓ Compensation philosophy, programs and risk

✓ Executive compensation and performance

✓ Talent recruitment, development and succession

✓ Workforce engagement

✓ Diversity and inclusion

✓ COVID-19 response and recovery

✓   Compensation philosophy and framework

✓   CEO and executive compensation, including measuring performance against objectives

✓   Succession planning for officers

✓   Employee engagement, recruitment and development

✓   Culture, diversity representation and inclusion

✓   Equity ownership requirements for officers

✓   Unions and labour relations

✓   Pension and benefit plan design

Management

✓ Leaders across the enterprise and within each business segment work together to identify the material risks and potential emerging risks and determine mitigation strategies

✓ Risks are validated and ranked by senior leadership and mitigation strategies are further developed

✓ Risks are reviewed with the Board and its committees

AltaGas Ltd. – 2022 Management Information Circular	29

The most significant risks facing our company vary from time to time depending on various external and internal factors. As a result, the Board recognizes the need for continual review and evaluation of management’s risk analysis so that AltaGas remains agile and responsive to changing risk profiles. This awareness for an unpredictable yet high impact event was heightened in 2020 by the sudden spread of COVID-19 and the global response to the pandemic. Our ERM system identified the pandemic as an emerging risk and monitoring and planning began early to ensure the health and safety of our workforce and continuity of operations. A cross-functional pandemic working group was formed and existing business continuity plans were leveraged so that an active response was ready to be deployed when required. For further details of our COVID response, refer to “Environmental and Social Matters - Safety and Reliability”.

ESG Oversight

Governance and leadership are the foundation that supports sound decision-making which leads to sustainable outcomes. Core to AltaGas’ business and ESG strategy is an unwavering commitment to operational excellence. This means operating a safe and reliable system, delivering cost-effective solutions, minimizing our environmental footprint and providing an exceptional customer experience across the business. Leading with strong ESG practices has been and will continue to be a priority for AltaGas, with ESG oversight ultimately a Board responsibility.

The Board’s four standing committees support the Board in providing oversight over ESG priorities and risks, with each committee providing oversight for ESG strategies and related risks within its functional area of expertise and mandate.

Board of Directors ▪ Sound governance framework and practices ▪ Oversee environmental and social strategies, initiatives, goals and risk management ▪ Guide decision making

Board Committees key areas of focus:

▪    Each Board committee plays a role in overseeing ESG strategies, key performance indicators and managing related risks within their mandate and functional areas of expertise. The following are some key areas of focus for each committee:

▪    HRC – succession planning for CEO and executive officers, human capital management strategies (recruitment practices, employee engagement, talent development, training and diversity and inclusivity initiatives), union and employee relations strategies, linking compensation to ESG priorities

▪    EHS – workforce and workplace safety, environmental policy and management systems, climate change related risk and opportunities (including physical and transition risks), GHG reduction strategies, emergency and critical incident response planning, physical security of critical infrastructure

▪    Governance – governance framework and ESG reporting, COBE and supporting policies, compliance and ethical practices, Board succession, director independence, stakeholder relations, Indigenous engagement, community investment and charitable giving

▪    Audit – financial reporting, internal controls over financial reporting, data security, cyber and information technology risk, fraud risk, climate-related financial risk (including physical and transitional risk) and oversight of ERM

Executive Committee

▪   Validate ESG priorities through an understanding of what is material to AltaGas and its key stakeholders

▪   Evaluate opportunities and risks, monitor performance against key performance indicators and incorporate ESG priorities into decision-making, including strategy development and capital deployment

▪   Link ESG priorities to goals and objective setting and link goals and objectives to compensation

▪   Review ESG priorities with the Board and its committees

Steering Committee led by EVP, Chief External Affairs and Sustainability Officer

▪   Identify the material ESG priorities in collaboration with cross-functional team

▪   Raise awareness of ESG initiatives and opportunities with internal and external stakeholders and collaborate with business partners and functional leads to manage risks and integrate initiatives into decision-making

▪   Accountable for ESG reporting – oversee data measurement, verification and reporting of material key performance indicators within each functional area and business segment

AltaGas Ltd. – 2022 Management Information Circular	30

Board and Committee Meetings

The members of the Board and its committees are dedicated to committing the time it takes to ensure the Board fulfills its mandate, including when situations arise where more stewardship and oversight is needed. A typical yearly Board meeting schedule for AltaGas would include six meetings. One meeting is held each quarter primarily to review financial results and disclosure, business updates, including progression toward strategic objectives, and committee reports. In addition, at least two days per year are dedicated to reviewing the five-year strategic plan and one is dedicated to reviewing and approving the annual plan and capital budget. Each committee meets at least four times per year.

Meeting Attendance and Committee Membership

AltaGas’ directors have always displayed their dedication and commitment through their high level of participation and attendance. Directors may participate in meetings in person, by teleconference or virtual platform, and regularly participate as observers in committee meetings for which they are not a member. With the continued and changing restrictions imposed for travel and in person gatherings in connection with the COVID-19 pandemic, the directors participated in meetings primarily through virtual platforms in 2021.

The table below sets out each director’s meeting attendance record in 2021, the determination as to their independence and the composition of the committees on the Record Date. Attendance has only been recorded in the table for those meetings during the period a director served as a member of such committee and does not include attendance as an observer.

	2021 Board Meeting Attendance		2021 Committee Meeting Attendance				Committee Membership as of Record Date
Director / Nominee	Regular	Ad hoc	Audit	EHS	Gov	HRC	Audit	EHS	Gov	HRC
Independent
Victoria Calvert	6/6	2/2			7/7	6/6			✓	✓
David Cornhill	6/6	2/2
Jon-Al Duplantier(1)	6/6	1/1			5/5	4/4			✓	✓
Allan Edgeworth(2)	2/2	1/1	2/2			3/3
Robert Hodgins(3)	6/6	2/2	4/4		7/7		✓		✓
Cynthia Johnston	6/6	2/2	4/4	5/5			✓	C
Pentti Karkkainen	6/6	2/2
Phillip Knoll	6/6	2/2		5/5	7/7			✓	C
Terry McCallister	6/6	1/2		5/5				✓
Linda Sullivan(3)	6/6	1/2	4/4			6/6	C			✓
Nancy Tower(2)	6/6	2/2	4/4			6/6	✓			C
Non-Independent(3)
Randall Crawford	6/6	2/2

Notes:

(1)	Mr. Duplantier joined the Board and the Governance Committee on February 2, 2021, and the HRC Committee effective March 1, 2021.
(2)	Mr. Edgeworth retired at the close of the 2021 Annual General Meeting, at which time Ms. Tower assumed the role of HRC Committee Chair.
(3)	Ms. Sullivan assumed the role of the Audit Committee Chair on March 5, 2022, following Mr. Hodgins’ planned transition from the role.
(4)	To be considered independent, a director cannot have a material relationship with AltaGas. Mr. Crawford, as AltaGas’ current president and CEO, is deemed to be in a material relationship with AltaGas under NI 52-110. The Board has determined that all other directors are independent. For details of how these determinations were made, refer to the disclosure under “Board Composition Considerations – Independence”.

AltaGas Ltd. – 2022 Management Information Circular	31

Committee Reports

The following reports from each committee contain details on committee membership, number of meetings, key responsibilities and key highlights from 2021. The mandates for each committee are posted on AltaGas’ website.

Audit Committee
Members & Meetings

Linda Sullivan (Chair), Robert Hodgins, Cynthia Johnston and Nancy Tower

All members of the Audit Committee are independent, financially literate and have accounting or related financial expertise based on the criteria set forth in NI 52-110, including three members with financial designations. Ms. Sullivan assumed the role of Audit Committee chair from Mr. Hodgins on March 5, 2022. Both the current and the former chair of the audit committee qualify as “audit committee financial experts” as defined and required by the applicable rules of the United States Securities and Exchange Commission. Independence, financial literacy and qualification of the chair as an “audit committee financial expert” are determined annually by the Board on the recommendation of the Audit Committee.

The Audit Committee met four times in 2021.

Mandate

Oversight and reporting to the Board on financial and other risk matters, including:

▪    ERM framework (see “Board Responsibilities – Risk Management”)

▪    financial reporting, disclosure controls and procedures

▪    internal controls over financial reporting

▪    whistleblower and other complaints related to financial matters, including in relation to COBE compliance, disclosure controls, internal controls, accounting and audit related matters

▪    audit plans and external and internal auditors’ qualifications, independence and performance

▪    asset retirement obligations

▪    insurance programs, including cyber insurance

▪    material litigation, claims and contingencies

▪    pension and benefit plan funding related matters

2021 Highlights

▪    evaluated auditor independence and performance and recommended appointment of auditor

▪    recommended for approval annual and quarterly financial statements and MD&A, and related financial note disclosure

▪    ERM review, with at least quarterly reporting on risks and mitigations, including with respect to data security, cyber and information technology risk and fraud risk with continued remote working

▪    reviewed reports from external and internal auditors on internal controls over financial reporting and changes in the control environment resulting from remote work

▪    reviewed material litigation, claims and contingencies

▪    focus on commodity risk policies and procedures and commodity price and counterparty risk

▪    reviewed auditor’s reports and pre-approved all audit and non-audit services and fees (see “Matters to be Considered at the Meeting – Appointment of Auditors”)

For more information relating to the background of the Audit Committee members, see “Director Nominees” as well as AltaGas’ Annual Information Form for the year ended December 31, 2021 under the heading “General – Audit Committee”, which is available under AltaGas’ profile on SEDAR at www.sedar.com and on AltaGas’ website at www.altagas.ca. The Audit Committee’s Mandate is also posted on our website at www.altagas.ca.

AltaGas Ltd. – 2022 Management Information Circular	32

Environment, Health and Safety Committee
Members & Meetings

Cynthia Johnston (Chair), Phillip Knoll and Terry McCallister

All members of the EHS Committee are independent in accordance with NI 52-110. Mr. Cornhill will join the Committee effective April 1, 2022 upon Mr. McCallister’s planned retirement.

The EHS Committee met five times in 2021.

Mandate

Oversight and reporting to the Board on environment, health and safety matters, including:

▪   environment, health and safety strategies, including the setting of key performance indicators and targets and goals to measure performance and the implementation of improvement plans

▪   environment, health and safety risks, including climate change related risks and risk mitigation strategies (see “Board Responsibilities – Risk Management”)

▪   oversight of approach to environment, health and safety matters, including policies, procedures and management systems

▪   performance in relation to environment, health and safety key performance indicators, including monitoring spills, releases and emissions

▪   incidents in relation to the company’s assets and operations involving personnel or public safety

▪   outcomes of environmental, health and safety audits

▪   state of readiness to respond to critical incidents and emergency response preparedness

▪    processes for compliance with laws and regulations and conformance with industry standards and best practices and potential impact of proposed changes

2021 Highlights

▪    oversight of COVID-19 response and reintegration planning, with focus on health and safety of workforce, safety gear and supply and continuity of safe operations

▪    oversight of the setting of emissions reduction goals and initiatives to support achievement

▪    critical incident risk management and physical security of critical infrastructure, including a number of tabletop exercises, some conducted jointly with IT to test cybersecurity response

▪    oversight over culture of safety, including adoption of organization-wide policies and programs

▪    engaged with front-line employees through employee participation at EHS Committee meetings

Governance Committee
Members & Meetings

Phillip Knoll (Chair), Victoria Calvert, Jon-Al Duplantier and Robert Hodgins

All members of the Governance Committee are independent in accordance with NI 52-110. Mr. Duplantier joined the Committee on February 2, 2021.

The Governance Committee met seven times in 2021.

Mandate

Oversight and reporting to the Board on corporate governance and corporate social responsibility matters, including:

▪    corporate governance and corporate social responsibility risks (see “Board Responsibilities – Risk Management”)

▪    corporate governance framework, including COBE compliance and training

▪    succession planning for Board and its committees and director recruitment

▪    director compensation and equity ownership requirements

▪    stakeholder engagement, including relations with Indigenous partners, governments and other regulatory bodies, as well as board led shareholder engagement (see also, "Board Responsibilities – ESG Oversight")

▪    community engagement and charitable giving

2021 Highlights

▪    succession planning for Board and committees, including tenure and rotation timelines

▪    assessed director performance and board effectiveness and recommended action plans

▪    assessed director compensation, with initial focus on increased committee responsibilities and market alignment

▪    oversight of ESG reporting, including review of the most recent ESG Report (see also, “Board Responsibilities – ESG Oversight”)

▪    oversight over engagement with institutional shareholders

▪    updated mandates and other key governance documents

▪    updated aspirational diversity targets for the Board

AltaGas Ltd. – 2022 Management Information Circular	33

Human Resources and Compensation Committee
Members & Meetings

Nancy Tower (Chair), Victoria Calvert, Jon-Al Duplantier and Linda Sullivan

All members of the HRC Committee are independent in accordance with NI 52-110.

Through their past experience in senior leadership roles, and their service on other human resources and compensation committees, each member has obtained direct experience relevant to executive compensation and the skills and experience that enable the HRC Committee to develop and make recommendations on the suitability of AltaGas’ compensation policies and practices. Refer to their biographies under “Director Nominees” for further details.

No member of the HRC Committee is an executive officer of AltaGas or former officer or employee of AltaGas or any of its subsidiaries, or had or has any relationship that requires disclosure under the headings “Other Information - Indebtedness of Directors and Executive Officers” or “Other Information - Interest of Informed Persons in Material Transactions” in the Circular. Mr. Edgeworth was a member of the HRC Committee until his retirement on April 30, 2021 and Mr. Duplantier joined the HRC Committee on March 1, 2021.

The HRC Committee met six times in 2021.

Mandate

Oversight and reporting to the Board on compensation and other matters, including:

▪ compensation and human capital management risk (see “Board Responsibilities – Risk Management”)

▪ evaluation of performance and goal and objective setting for the CEO

▪ performance of other executive officers

▪ compensation and incentives for executive officers

▪ officer equity ownership requirements

▪ succession planning for executive officers and senior leadership

▪ employee engagement, diversity and inclusion, talent development and recruitment

▪ pension and benefit program design

2021 Highlights

▪   oversight of COVID-19 response and reintegration planning, including employee health, safety and engagement (mental and physical health and wellness)

▪   focus on culture, diversity representation within the workforce, recruitment practices and inclusion initiatives, including setting leadership and workforce diversity and inclusion goals

▪   oversight of identification and implementation of key performance indicators for ESG reporting monitored performance against compensation programs and awards

▪   reviewed the total compensation framework assessment completed by management’s independent consultant

▪   reviewed workforce strategy evolution, including the introduction of flexible work arrangements across the enterprise

▪    oversight of executive and leadership succession planning outcomes

▪ reviewed new talent development programs and initiatives to develop next level leaders

▪ integration of Petrogas leadership team and employees into the AltaGas Midstream business

See “Compensation Discussion and Analysis” for further details on the HRC Committee’s role in compensation governance.

AltaGas Ltd. – 2022 Management Information Circular	34

Board Composition Considerations

The Board believes that evolution of the Board profile is an essential part of the Board’s progression that must be pursued in an orderly fashion to balance fresh perspectives with the benefit of maintaining continuity and institutional memory. The Board annually considers its effectiveness and strategies for ensuring optimal Board performance.

Performance Assessment

Performance assessments are a useful tool for the Board to measure current Board effectiveness and to identify opportunities for improvement. The Governance Committee leads the annual assessment process, including engaging with directors and analyzing and summarizing feedback received from the directors. From time to time, including most recently in 2020, the Governance Committee engages a third party to assist with this process. The Governance Committee reports the results to the Board and identifies areas for improvement and, in consultation with the Board, develops action plans. Below are the highlights of the annual process.

Review of Process

▪   The Governance Committee periodically reviews the assessment process to adopt enhancements and improvements identified from the prior year with the objective to continuously improve the process

Questionnaires Completed

▪   The Governance Committee leads the annual assessment process by requiring directors to complete a questionnaire on a confidential and anonymous basis

▪   The questionnaire is designed to evaluate how effectively the Board, its committees and the individual directors are performing and provides an opportunity for directors to self-assess their performance and provide constructive feedback on their peers. Key topics of the questionnaire include:

▪ Vision and strategic priorities (including environmental and social objectives and priorities)

▪ Board composition and succession planning

▪ Board and committee effectiveness

▪ Meeting efficiency and logistics

▪ Corporate governance (including mandates, responsibilities and accountabilities)

Results Analyzed ▪ Results from the questionnaires are compiled to facilitate one-on-one discussions between individual directors and the chair of the Governance Committee and the chair of the Board

One-on-One Meetings

▪ The chair of the Governance Committee and the chair of the Board meet with each director separately to discuss the results

▪ Feedback is communicated through open and constructive dialogue

Results Summarized ▪ Key themes and areas of convergence and divergence among directors are summarized by the Governance Committee ▪ The aggregated results of the themes are reviewed with the Board

Feedback Incorporated into Action Plans

▪   After consultation with the Board, the Governance Committee prepares action plans. Action plans are reviewed with the Board and then implemented

▪   Directors are encouraged to provide ongoing feedback to facilitate continual enhancement and improvement

Board Size

A key factor in determining the optimal board size is to ensure that the Board has the appropriate mix of skills, expertise and experience for sufficient oversight and to provide the proper direction. In determining the optimal size, the Board considers the scope and complexity of the business, the number of independent directors, the time commitment and capacity to serve on committees and balances that with a size that facilitates thoughtful deliberation and full participation among its members. The Board believes that between nine and 12 directors are sufficient to meet the above requirements.

AltaGas Ltd. – 2022 Management Information Circular	35

Independence

As independent decision-making is essential for sound governance, the Governance Committee re-evaluates the independence of directors as part of the annual assessment process and when considering committee rotation. The Board determines the independence of all directors with reference to the requirements for independence set forth in NI 52-110.

A director is considered to be independent if that director has no direct or indirect material relationship with AltaGas. As part of its evaluation, the Board considers whether or not a director has a material relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgement. In making its determinations on whether or not the Board reasonably believes a material relationship exists, the Board considers, among other things, the responses received from the independence questionnaires completed by directors and the results of the Board performance assessments. The questionnaires request information on a director’s relationship with AltaGas and its affiliates and subsidiaries, including business relationships, not-for-profit directorships, familial and other relationships.

As CEO, Mr. Crawford is deemed to be in a material relationship with AltaGas and is therefore not independent. Mr. Cornhill retired as CEO more than five years ago and is considered independent in accordance with applicable securities laws. The Board has determined that nine of its 10 director nominees, are independent.

Any director with a material interest in a transaction or agreement being considered by the Board is required to declare such conflict and abstain from voting with respect to such transaction or agreement in accordance with the CBCA.

In Camera Meetings

Promoting and facilitating opportunities for further open and transparent discussion is an important aspect of enhancing Board effectiveness. Board and committee meetings are scheduled with time allotted for in camera sessions, where the independent directors have the opportunity to discuss matters in the absence of management. Directors take advantage of those opportunities and in 2021, in camera sessions were held at every Board and committee meeting.

Interlocking Service and Over-Boarding

The Board considers the avoidance of interlocking relationships a good governance practice as such relationships could impact independence. An interlock occurs when two or more directors are also fellow board members of another public company. As part of the governance guidelines adopted by the Board, the Governance Committee considers any material relationships which may impact independence, including potential interlocking relationships, when proposing nominees and recruiting new candidates.

While the Board has not imposed limits with respect to the number of other boards a director may serve, the Board expects each director to devote sufficient time to the oversight of the business and affairs of AltaGas, and in this respect, considers the number of other public company boards upon which a director sits.

Prior to joining any new board of directors, a director will provide details to the Governance Committee for consideration. The Governance Committee takes into account all relevant factors, including any relationships that could impact independence or result in a potential conflict of interest. As of the Record Date, there are no director interlocks, and no directors are considered to be over-boarded.

Tenure and Retirement Policy

To support Board renewal and orderly transition, the Board has adopted policies on retirement and tenure. Pursuant to the Board’s policy on retirement, current directors will not stand for re-election after they have reached age 75. With respect to term limits, a director will not be nominated for re-election at the fifteenth, or any subsequent, annual meeting of Shareholders following the date such director was first elected or appointed. This term limit policy was first adopted in 2015, with 2015 counting as year one under the policy for all directors who were on the Board at that time.

AltaGas Ltd. – 2022 Management Information Circular	36

Board Diversity Policy

The Board is committed to diversity among its members and seeks qualified candidates who are diverse in professional experience, skills and functional expertise, knowledge, personal competencies and qualities and diverse with respect to other attributes, including gender, age, race, ethnicity, sexual orientation, education, and geographic location.

The Board first implemented a formal policy on Board diversity in 2017. In 2018, the policy was updated to adopt an aspirational target of 30% female representation on its Board by 2022, which the Board exceeded in 2020. Striving for a Board profile that is well balanced and representative of diverse experiences and characteristics, the Board’s diversity policy is designed to consider diversity broadly with flexibility to set aspirational targets for other diverse representation. The Board continued to increase the diverse representation of its membership consistent with its policy, achieving 45% gender and ethnic/racial diversity in 2021. The Board updated its diversity goal late in 2021 to achieve 50% gender and ethnic/racial diversity on the Board by 2025 (while maintaining at least 30% female representation). See “Environmental and Social Matters - Employee Engagement, Diversity and Inclusion Initiatives” for the diversity disclosure required by the CBCA.

The Board members are also diverse in age, tenure and geography, enhancing the diversity of perspectives.

The following table sets forth some of the diversity attributes of our director nominees.

		Victoria Calvert	David Cornhill	Randall Crawford	Jon-Al Duplantier	Robert Hodgins	Cynthia Johnston	Pentti Karkkainen	Phillip Knoll	Linda Sullivan	Nancy Tower
Tenure	<5			✓	✓		✓	✓		✓	✓
	5-10	✓							✓
	>10		✓			✓
Age	<60			✓	✓					✓
	60-65						✓				✓
	>65	✓	✓			✓		✓	✓
Gender	Female	✓					✓			✓	✓
	Male		✓	✓	✓	✓		✓	✓
Ethnic/Racial Diversity					✓
Geographic Location	Canada	✓	✓			✓	✓	✓	✓		✓
	United States			✓	✓					✓

Areas of Expertise and Director Skills Matrix

The Board maintains a matrix of the skills and competencies that it views as necessary to oversee AltaGas’ business and strategic objectives and to effectively manage risk. The matrix is reviewed annually by the Governance Committee and continually evolves to ensure it is reflective of changes in our business strategy and ESG priorities.

The Governance Committee uses the matrix and the performance assessments completed by directors to evaluate the skills and competencies represented by the existing Board profile and to identify any potential areas for improvement. Such opportunities are then factored into the development of core competencies and attributes for future recruitment efforts and director education. Directors also participate in educational opportunities to advance their knowledge in emerging areas, including such topics as energy transition, cybersecurity, sustainability and climate change. Refer to “Director Orientation, Development and Education” for details of sessions attended.

The experience and qualifications of the members of the Board, including their knowledge and depth of understanding of their role and AltaGas’ business, contribute to our overall success. The directors complete a detailed matrix which includes a variety of skills and experiences that support each of the headings below, so that within any particular category, the depth of experience can be measured.

AltaGas Ltd. – 2022 Management Information Circular	37

The following matrix summarizes the key skills and expertise of the director nominees:

Skills and Competencies	Victoria Calvert	David Cornhill	Randall Crawford	Jon-Al Duplantier	Robert Hodgins	Cynthia Johnston	Pentti Karkkainen	Phillip Knoll	Linda Sullivan	Nancy Tower
CEO or C-suite experience Experience as a senior executive of a public company or major organization		✓	✓	✓	✓	✓	✓	✓	✓	✓
Strategic Planning and Execution Experience driving strategic direction, including growth, integration, or change management, M&A, capital markets or divestitures	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Risk Management Experience with, or understanding of, risk assessment, management and mitigation, including understanding of ERM framework and material risks for the sector	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Governance Experience with, or understanding of, leading governance practices within a public company or other organization, including ethics and compliance programs	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Environment, Health & Safety Experience with, or understanding of, environment, health and safety polices, procedures and compliance and related risks, including climate change related risks	✓	✓	✓	✓		✓	✓	✓	✓	✓
Financial, Accounting & Audit Experience with, or understanding of, corporate finance and financial accounting, as well as familiarity with financial/accounting controls and reporting standards	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Operations - Regulated Utilities COO or senior executive experience leading operations, capital programs, or procurement and supply chain		✓	✓		✓	✓		✓	✓	✓
Operations – Midstream COO or senior executive experience leading operations, capital programs, procurement, supply chain or logistics		✓	✓		✓			✓
Human Capital Management & Compensation Experience with, or understanding of, talent management/ retention and succession planning, compensation programs, executive compensation and risk management	✓	✓	✓	✓	✓		✓	✓	✓	✓

Customer and Stakeholder Relations

Experience with communications and relationship building, including with shareholders, investors, government, regulators, customers, and communities, including Indigenous communities

	✓	✓	✓		✓	✓	✓	✓	✓	✓
Legal/Public Policy/Regulatory Experience with, or understanding of political and public policy, regulatory policy or rate-making or background in law or policy		✓	✓	✓	✓	✓		✓	✓	✓

U.S. Experience

Experience with, or understanding of, U.S. public companies or U.S. domiciled businesses as a result of being a director or officer of a company operating in or having substantial assets in the U.S.

		✓	✓	✓	✓	✓		✓	✓	✓

AltaGas Ltd. – 2022 Management Information Circular	38

Director Selection and Nomination

As discussed under “Board Responsibilities – Succession Planning”, the Board is responsible for Board succession planning. The Governance Committee is responsible for nominating directors as part of the succession planning process. The Board, on the recommendation of the Governance Committee, recommends individuals for appointment to the Board and as nominees to the Board to be elected by Shareholders at annual meetings.

The Board’s goal is to continuously maintain and develop a high performing board with diverse skills and deep expertise while striving for a balance between new viewpoints and institutional continuity. The Governance Committee recognizes the importance of continual review of the Board and committee profiles to keep a current and evolving list of the necessary experience and core competencies for the roles and to identify potential gaps resulting from future retirements. This collected information is used to evaluate potential candidates.

If the Governance Committee identifies a need to recruit, it will consider and revise as appropriate the candidate profiles it has developed of the competencies and attributes that would complement and enhance the Board profile taking into consideration the present and future needs of the company. In developing candidate profiles, the Governance Committee considers several factors including AltaGas’ strategic objectives, the competencies of retiring directors, feedback received through the director performance assessments and Board-led Shareholder engagement, as well as the Board’s objective of increasing diversity on the Board. Priorities are ranked and search profiles are developed for current recruiting purposes and also to identify potential competencies for future recruitment. Evergreen lists of potential candidates are maintained based on the prioritized lists of experience and attributes for future recruitment purposes.

Searches, including recent searches, typically include individuals identified by current directors as well as by independent third-party recruitment firms engaged by the Governance Committee. Potential candidates, including those on the evergreen lists, are evaluated against the current candidate profile and short lists are created from which interviews and meetings will be conducted.

For details of recent director selections, refer to “Board Responsibilities – Succession Planning”.

Director Orientation, Development and Education

The Governance Committee is responsible for the development of orientation programs for new directors and for continuing development and education of existing directors.

Orientation

AltaGas’ orientation program includes a combination of one-on-one meetings and written reference material. One-on-one meetings with the CEO, CFO and other executive officers of AltaGas, including division heads, provide incoming directors with an understanding and appreciation for AltaGas’ business operations and strategic objectives. Meetings are also planned with the Chair of the Board and the chairs of committees on which the incoming director will serve. The reference manual provided to incoming directors assists with the orientation process by providing new directors with key management presentations relating to strategic planning, the annual budget process and capital program, as well as other reference material, including Board and committee mandates, the COBE and its supporting policies, the director expense policy and other useful onboarding information a director may need on joining.

The objective of AltaGas’ orientation program is to offer incoming directors the opportunity to tailor their orientation to meet their specific needs. Feedback from directors is sought during the process and adjustments made along the way in order to offer incoming directors with the training and orientation to best suit their needs.

Development and Continuing Education

We provide continuing education opportunities to all directors and encourage directors to attend external educational programs and events to enhance their skills and to strengthen their understanding and appreciation of our business, the communities in which we operate and governance trends. As an enhancement to the existing education opportunities, starting in 2019 AltaGas acquired a corporate Institute of Corporate Directors membership for all of its directors. Directors are also reimbursed for their participation in courses and conferences in accordance with the director expense policy.

We look for opportunities to bring in on-site continuing education tailored to topics of particular relevance to AltaGas and occasionally schedule meetings to allow for a day of learning. With the continuing restrictions mandated as a result of the COVID-19 pandemic, focus remained on external virtual learning opportunities and events. As a result of feedback received from the 2020 performance assessment, management arranged for a number of business-related learning sessions to be presented to the full Board at and between Board meetings. Directors are also provided with reading material from management and from other directors on an ongoing basis on topics relating to AltaGas’ business strategy, industry trends and best practices (including in the area of corporate governance).

AltaGas Ltd. – 2022 Management Information Circular	39

Through the annual Board performance assessment, we collect feedback on our orientation and continuing education programs in an effort to continue the evolution and improvement of such processes.

The following are some of the continuing education topics and events that occurred in 2021:

2021	Topic/Event	Presented / Hosted By	Presented To
January	Annual Securities Law Forum	Bennett Jones	Hodgins
February	How ESG Is Influencing The Investment Decision-Making Process and The Impact ESG Has On The Future of Financial Reporting	PwC Women in Energy	Johnston, Calvert
	Implications of COVID-19 on Incentive Programs	Hugessen	Tower
	ESG Conference	Morgan Stanley	Tower
March	Women Leading the World Through the Pandemic	ICD	McCallister
	The Future of Work Post Covid-19	NACD	McCallister
	A Hydrogen Future? Exploring Pathways to Decarbonization	Resources for the Future (RFF)	Knoll
	Chapter Zero Canada – Shaping a Sustainable, Competitive and Prosperous Future	ICD	McCallister, Calvert
	What Audit Committees Need to Know for Q1 2021	EY	Duplantier, Tower, Johnston
	Critical Thinking for Equitable Energy	Dr. Scott Tinker	Hodgins
	Leadership Roundtable Series	Caldwell	Hodgins
	Energy Transitions – How Do We Power Humanity in the Future?	Canadian Society for Unconventional Resources UBC	Hodgins
	Diversity, Equity & Inclusion	Seimens, Nichelle Grant	Hodgins
	Managing Without Authority	SkillGym	Hodgins
	Commodity Super-Cycle or Something Else	Turnstone Strategy	Hodgins
	Hydrogen – Blue, Green, Gray & Colour of Money	Tutor Pickering & Holt	Hodgins
	Cybersecurity with New York Times Cybersecurity Journalist Nicole Perlroth	CPA Ontario	Hodgins
April	U.S. Climate Ambition in 2030: Insights from Recent Modeling	Resources for the Future (RFF)	Knoll
	Sustainability and Climate Change Bring Risk and Opportunity	ICD	Calvert
	Spring 2021 Women Energy Directors Network	Morgan Stanley	Calvert
	Predictive Leak Modeling	AltaGas	All Directors
	Is Your Board Ready for the Next Crisis? What 2020 Has Taught Us	ICD	Hodgins
	Employees Working from Anywhere, Everywhere, All the Time: Why Boards Need to Have Their Finger on the Pulse	ICD	Hodgins
	Board-Management Dynamics During Unprecedented Times	ICD	Hodgins
	1st Quarter Accounting & Tax Update	KPMG	Hodgins
May	The Board’s Role in Social Impact Initiatives: Opportunities and Risks	ICD	McCallister
	The Board’s Role in Social Impact Initiatives	ICD	Hodgins
	Inclusion & Diversity Webcast	KPMG	Hodgins
	Directors Roundtable: The Long-Term Value of Workforce Well-Being	KPMG	Hodgins
	Lessons in DEI Leadership	MSCI Education	Johnston
	ESG Presentation	Karen Clarke-Whistler	Hodgins

AltaGas Ltd. – 2022 Management Information Circular	40

2021	Topic/Event	Presented / Hosted By	Presented To
June	Environmental, Social & Governance Update	Hugessen	Knoll
	2021 Proxy Season Review	Hugessen	Tower, Hodgins
	2021 ICD National Conference	ICD	Duplantier
	Employee Stock Options – New Tax Rules	Hugessen/Deloitte	Tower
	Board Summit	JP Morgan	Tower, Sullivan
	Board Oversight of Cybersecurity	ICD	Calvert
	Live Peer Group Exchange - Cybersecurity	ICD	Calvert
	Q2 Quarterly Outlook for Accounting and Financial Reporting	KPMG	Duplantier
	Hotter ‘n Hell Conference	Tutor Pickering Holt	Hodgins
July	Climate and Carbon Reduction Strategies	AltaGas	All Directors
September	Global Energy & Climate Outlook	Eurasia Group	All Directors
	Oil Market Outlook	Energy Aspects	All Directors
	Q3 Quarterly Outlook for Accounting and Financial Reporting	KPMG	Duplantier
	Election Post-mortem	KPMG	Hodgins
October	Economic and Energy Update presented to Women Energy Directors Network	Morgan Stanley	Calvert, Sullivan
	Corporate Culture in Practice	Latham & Watkins	Hodgins
	Cybersecurity Webcast Series: Leading Practices for Cyber Oversight	EY	Johnston
	Cybersecurity Webcast Series: Ransomware	EY	Johnston
	Cybersecurity Webcast Series: Regulatory Developments in Cybersecurity and Data Privacy	EY	Johnston
	Sustainability Finance	Professor Michael King	Hodgins
November	NACD Directorship Certification	NACD	Sullivan
December	Code of Business Ethics (COBE) Training	AltaGas	All Directors

Environmental and Social Matters

AltaGas’ core values provide the foundation for our approach to ESG practices. At AltaGas, we are committed to maintaining safe, reliable and efficient operations, protecting the environment and minimizing our impact, including actively working to reduce GHG emissions, investing in our people and culture, delivering the critical energy our customers need, investing in our communities and building long-term relationships with Indigenous Peoples, local communities, governments and regulatory bodies. Our mission is to improve quality of life by safely and reliably connecting customers to affordable sources of energy for today and tomorrow.

Our 2021 ESG Report builds on our 2019 ESG Report and 2020 ESG Update and covers consolidated enterprise-wide environmental, social and governance performance data for 2018, 2019 and 2020 (excluding Petrogas assets in which we acquired a controlling interest on December 15, 2020), as well as important highlights from 2021. The 2021 ESG Report and other information about our ESG policies and practices can be found on our website.

'Work Safely, Think Responsibly' is our first and most important core value.

Safety and Reliability

Keeping our employees, customers and communities safe while providing essential services is ingrained in how we approach our work each day. That’s why our focus remains on improving personal safety performance and enhancing the safety and reliability of the services we provide.

AltaGas Ltd. – 2022 Management Information Circular	41

Our people are an important differentiating factor for our company and key to bringing our strategy to life. We are diligent in reinforcing our strong culture of safety through regular communication, reporting and training, and employing a mindset of continuous improvement. We recognize that achieving incident-free operations requires us to pursue operational excellence in all that we do. To underpin the importance of safety, each employee and contractor must commit to upholding our EHS Policy and living our core values on the job every day. Our EHS standards and guidelines set expectations and parameters that apply consistently across the organization and provide a framework to reinforce our culture of safety. Our EHS management system provides a transparent framework that can be consistently applied across our operations to drive accountability, operational excellence and manage risk.

Additionally, to strengthen safe behaviours across our business, we employ a frontline training program called SafeStart™. Through open discussions and scenario-based learning, SafeStart™ educates employees on frequent mistakes and unsafe behaviours common in the workplace and provides tips to help prevent these incidents before they happen. We also implement other targeted frontline awareness campaigns and tools, such as our ‘Get a Grip’ campaign, aimed at reducing slips and trips, as well as public and contractor safety programs. Safety performance is one of the value drivers under the STI Plan.

Our management systems cover all aspects of safety

▪	Personal safety
▪	Occupational health
▪	Industrial hygiene
▪	Process safety
▪	Incident management
▪	Physical security
▪	Emergency management

To ensure our teams and communities are equipped to respond to emergency situations, AltaGas maintains comprehensive emergency response plans for each of our facilities, assets and for all lines of our business. Cybersecurity is integrated into our business continuity and emergency response plans, and we run simulation exercises to test our response and recovery. In addition, we provide regular cybersecurity awareness training and testing to our employees. The Audit Committee receives at least quarterly reports from management on cybersecurity, including information on strategies, risks, emergency response plans and insurance, and provides regular reports to the Board.

Our COVID-19 response and reintegration planning continue to be guided by our core values and our focus throughout the pandemic has remained on the health and safety of our employees, communities and customers. The cross-functional team of subject matter experts and functional leads established in early 2020 to support and align our response enterprise-wide continues to use an agile, risk-based and phased approach to the pandemic and related recovery so our response is reflective of regional guidance and requirements.

Our COVID-19 response has included several initiatives, such as

✓	Social distancing protocols, crew rotations, on site testing protocols, safety procedures and additional personal protective equipment (PPE) to keep our operational personnel safe while maintaining service and completing maintenance activities

✓	Leveraged remote work capabilities and transitioned work away from central office locations, deploying the tools and training to build confidence in remote working, and cyber and data security

✓	Monitored engagement through employee check ins and surveys and deployed mental health, resiliency and wellbeing initiatives, as well as rolled out a flexible work policy providing options for further flexibility

✓	Extended assistance through suspension of disconnects and waiver of late fees for our utility customers

✓	Used energy assistance programs to ensure equal access to services

✓	Connected customers to available federal and state funding and assistance programs

✓	Provided in-kind support, such as PPE and financial relief to support health initiatives of local agencies

✓	Launched an enterprise-wide giving campaign focused on food security and basic needs in response to accelerating community needs

✓	Transitioned to remote platforms to continue community outreach while in-person meetings were not possible

AltaGas Ltd. – 2022 Management Information Circular	42

Environmental Commitment and Initiatives

Guided by our EHS Policy, AltaGas is committed to managing and minimizing our environmental impacts throughout the lifecycle of our operations while meeting the energy needs of our customers and enabling a strong environmentally conscious culture. This includes implementing programs to safeguard the environment by proactively identifying and managing risk, using innovative technology, applying lessons learned and following leading practices to continually improve our performance.

For details of our approach to the Energy Evolution, and key achievements and initiatives in each of our business segments, refer to our 2021 ESG Report.

Our commitment to environmental stewardship includes:

▪	Complying with or exceeding applicable laws, regulations and industry standards

▪	Minimizing our environmental footprint through sustainable design, construction, operating and decommissioning practices and implementing GHG emission reduction goals

▪	Engaging meaningfully with Indigenous Peoples to understand and address potential impacts to Indigenous rights

▪	Engaging in practices to conserve resources through safe and efficient management of our operations

▪	Monitoring our environmental performance through key performance indicators, and addressing areas of concern in a timely manner

▪	Educating and training our workforce in proper environmental stewardship practices

Our climate strategy is influenced by the climate-related risks and opportunities to our businesses that have been identified and our climate goals are built on our achievements to date and will grow as we advance our pilot projects and test our approaches. The pathway to the energy evolution involves engaging with our customers, Indigenous partners, governments and regulators to ensure we move forward together. In our 2021 ESG Report, we published GHG emissions reduction goals for both our midstream and utilities businesses.

Employee Engagement, Diversity and Inclusion Initiatives

Our employees are critical to our success and key to delivering operational excellence. We believe our focus on making employee engagement a top priority will help us provide high quality services to our customers and communities. To facilitate talent attraction and retention, we strive to create a diverse, inclusive and safe workplace, with opportunities for our employees to grow and develop in their careers, supported by market-competitive compensation, benefits and health and wellness programs, and by programs that build connections between our employees and their communities. Our updated flexible work policy provides qualifying employees with options ranging from fully remote to hybrid schedules and part-time and compressed work weeks. We further discuss our talent development programs and engagement tools in our ESG reporting.

AltaGas’ core values of “Acting with Integrity” and “Investing in our People and Fostering Diversity” reinforce principles of fairness and respect, instill trust, empower individuals and enable collaborative and innovative team building. We value the diversity that exists within our workforce and believe that individuals of different backgrounds, views and perspectives, working inclusively, position our teams to deliver more positive and innovative results. These values are reinforced by our Board, CEO and senior leadership and at all levels within our workforce. Employee-led, executive-sponsored employee resource groups (“ERGs”) made up of employees who share common interests, or life experiences, reflect these principles. These ERGs are strategic business resources that support recruitment and retention, provide professional development, mentorship and positively impact our culture and our communities through giving and volunteerism. In 2021, two new ERGs were added and participation increased from 2020. We currently have the following ERGs:

AltaGas Ltd. – 2022 Management Information Circular	43

AltaGas has had a diversity policy for many years pursuant to which we committed to foster a corporate culture that encourages equal opportunities for all employees, without regard to race, ancestry, ethnicity, creed, religion, gender, sexual orientation, age, marital or partnership status, family status, or physical ability. We also recognize the importance of our internal diversity reflecting the diversity within the communities we serve. We have taken many steps to expand the dimensions of our diversity at all levels of our organization, which is reflected in our demographics below:

Note:

(1)	Senior Leaders as of December 1, 2021; Workforce as of May 31, 2021. Enterprise-wide includes Petrogas. Senior leadership includes Vice President and above. Ethnic/racial diversity defined as anyone who has self-identified as a race or ethnicity other than white.

Throughout our business, we look to enhance opportunities for local diverse communities to prosper through the supply of goods and services. WGL’s Supplier Diversity program, which has been in place since 2009, is focused on encouraging the use of minority-owned, women-owned, veteran-owned, LGBT-owned, and service-disabled veteran-owned suppliers. We are continuing to expand and incorporate diverse supplier practices into our supply chain processes to enhance our positive community impact. AltaGas is also committed to training and hiring locally, leading to a workforce that reflects the diversity of the communities where we operate.

The Board acknowledges that diversity enhances decision-making by embracing the differences in perspective of its members. The Board maintains a diversity policy to ensure a Board profile that is well balanced and representative of diverse experiences and characteristics and is committed to identifying and nominating candidates who are highly qualified and diverse in professional experience, skills and functional expertise, personal competencies and qualities and diverse with respect to other attributes, such as gender, race, ethnicity, sexual orientation, education and geographic location. See “Board Composition Considerations – Board Diversity Policy”. The Board has established aspirational targets to support diverse representation in management.

The Governance Committee considers diversity broadly in its candidate identification and director nomination process as does the HRC Committee when recruiting for executives. When recruiting, these committees ensure that the candidate pool includes diverse individuals. Refer to “Board Responsibilities - Succession Planning”.

Diversity on the Board and in Leadership Positions

The CBCA requires disclosure with respect to “designated groups” as defined under Article 3 of the Employment Equity Act (Canada), which includes women, Aboriginal peoples, persons with disabilities and members of visible minorities, who sit on the board of directors or are members of senior management of the issuer and its major subsidiaries. Senior management for purposes of the CBCA is a more narrowly defined pool of individuals than what our aspirational goals are based on. In order to obtain such information, directors and employees were asked to voluntarily self-identify in respect of the following categories to assist us in measuring diversity.

AltaGas Ltd. – 2022 Management Information Circular	44

As of March 10, 2022	Number	%	Aspirational Targets/Other
Women on the Board(1)	4	36%(1)	Increase female and ethnic/racial diversity to 50% by 2025 and maintain at least 30% female representation
Ethnically/Racially Diverse members on the Board(1)	1	9%(1)
Women Executive Officers(2)(3)	8	44%	40% female representation at VP and above enterprise-wide
Ethnically/Racially Diverse Executive Officers(2)(3)	4	22%	While no set targets, we aim for our workforce diversity to reflect the diversity of communities within which we operate
Indigenous Peoples on the Board or in Executive Office(4)	0	0%
Persons with Disabilities on the Board or in Executive Office(4)	0	0%

Notes:

(1)	On Mr. McCallister’s retirement, the percentages will shift to 40% for women and 10% ethnic/racial diversity to account for a Board comprised of 10 members. Each committee of the Board has at least one female member and three of our four committees currently have female chairs.

(2)	Including AltaGas’ executive team and the executive teams at AltaGas’ major subsidiaries. The aspirational target applies to a larger pool of individuals than is caught by the definition of senior management for purposes of the CBCA.

(3)	Three of the individuals are included in more than one category. Two of seven members of AltaGas’ executive team are women (29%) and one of the women is also ethnically/racially diverse (visible minority) (14%).

(4)	None of the directors or members of senior management have self-identified as an Indigenous person or as a person with a disability.

Over the years, AltaGas has been building upon the aspirational targets it sets. With the initial Board gender target met, a new aspirational goal was introduced that includes broader diversity. Aspirational goals related to gender diversity were also added for senior leadership, striving for 40% female representation at VP and above level enterprise-wide. The Governance Committee and HRC Committee consider diverse candidates in recruiting for positions and our organization has a number of other initiatives that promote diversity and inclusion providing opportunities for career development.

Stakeholder Engagement and Community Involvement

AltaGas recognizes that each community in which we operate is unique. This is the foundation from which we engage with our stakeholders. To meet each community’s individual needs, we strive to build long-term, collaborative relationships that are based on trust and a willingness to listen, learn and adapt. We take an inclusive approach to our Indigenous partnerships and our global customer relationships to ensure we respect traditions, culture and perspectives as we work to ensure mutually beneficial solutions to generate long-term value for all stakeholders. We believe this approach has been key to our success in building world class projects.

We believe that giving back to the community fosters relationships and builds trust and communication with stakeholders. At AltaGas, our charitable giving focuses on three pillars: healthy and safe communities, bright futures, and environmental champions. Some of our initiatives include:

▪	The Day of Weatherization is dedicated to weatherizing low-income homes in the Washington D.C. area, helping to keep families warm through the winter, and each year our employees take part in winterizing participants' homes

▪	Our Utilities operate energy assistance programs within the communities in which they operate to support residents who struggle from “energy poverty” and cannot afford utilities

▪	In 2021, we continued our “AltaGas Cares” program, an employee matching program which allows employees to direct funding to causes important to them

We are committed to hiring locally and using businesses and services from the areas around our operations whenever possible.

Ongoing communication with our stakeholders informs our community consultation, strategy development, and risk management activities, and ensures we approach our work in a responsible way to create social value where we operate. We look for many opportunities to engage with our stakeholders and adapt our ways to best meet their needs. Some examples of who we engage with, how we listen and what we engage on are listed in our 2021 ESG Report, which is on our website at www.altagas.ca/responsibility.

AltaGas Ltd. – 2022 Management Information Circular	45

Board Shareholder Engagement

In addition to the stakeholder engagement that happens in various ways throughout the year, the Board also engages directly with Shareholders in accordance with the Board Shareholder Engagement Policy adopted in 2020. This policy sets out the Board’s approach to Shareholder engagement and the various ways in which interested Shareholders may communicate and engage with the Board. The Board believes that open and constructive dialogue and the exchange of ideas can provide further diversity of thought and improve Board and management effectiveness, ultimately improving overall corporate performance.

The Board began to engage with Shareholders on a more formal basis in 2019 by initiating direct Shareholder engagement meetings outside the annual meeting. The objective of these meetings was two-fold. First, to understand and discuss the views of Shareholders on key areas, including board composition, board oversight, and general governance matters. Second, to update Shareholders on the Board’s focus and work in key governance areas, including succession (board and executive), pay-for-performance (executive compensation), ESG priorities and performance, strategic direction and risk oversight. Each year, the Chair of the Board, along with one or more other committee chairs meet with a number of institutional Shareholders, aiming to meet with a mix of large and smaller, new and older and equity and fixed income investors, with recent discussions focused on carbon reduction strategies, corporate culture and management of evolving risks. All such engagement is conducted in compliance with our Disclosure Policy.

The Board appreciates the dialogue and feedback it has received to date and is committed to maintaining a practice of engaging with Shareholders on an ongoing basis. Shareholders who are interested in directly engaging with the Board on governance related matters are encouraged to review the Board Shareholder Engagement Policy, which can be found on AltaGas’ website at www.altagas.ca and reaching out directly to the Board at:

Pentti Karkkainen
c/o Corporate Secretary

1700, 355 4th Avenue SW
Calgary, Alberta T2P 0J1
Corporate.secretary@altagas.ca

For all matters that are not governance related, please direct your inquiries to:

AltaGas Ltd.
Investor Relations
1700, 355 4th Avenue SW
Calgary, Alberta T2P 0J1

Telephone: 403-691-7100
Toll-free: 1.877-691-7199
Investor.relations@altagas.ca

AltaGas Ltd. – 2022 Management Information Circular	46

DIRECTOR COMPENSATION

Compensation Philosophy and Approach

AltaGas’ objectives with respect to director compensation include:

✓	Attract and retain highly skilled and experienced individuals to serve as members of the Board

✓	Competitively compensate directors commensurate with their responsibilities and time commitment

✓	Align the interests of the directors with those of the Shareholders

AltaGas compensates directors through an annual retainer rather than pay-for-performance, to ensure that directors are unbiased when making decisions and carrying out their duties. To ensure alignment with the Shareholder experience, at least half of the retainer is comprised of equity regardless of whether a director has met the equity ownership requirements.

Compensation Governance

The Governance Committee, comprised solely of independent directors, is responsible for reviewing and making recommendations to the Board with respect to non-executive director compensation. In completing its review, the Governance Committee considers several factors, including the director compensation programs of its peers and broad market trends. The Governance Committee engages Hugessen Consulting Inc. (“Hugessen”) to assist with its review process. The Governance Committee completes a thorough review of compensation every two to three years in order to ensure that AltaGas’ director compensation program remains competitive, is aligned with market practices and provides fair compensation for directors’ time and responsibilities. Changes in compensation are recommended to the Board for approval.

Director compensation was adjusted in 2019 following the acquisition of WGL, taking into account the increased scope and complexity of AltaGas’ business and significant U.S. footprint. The review was conducted in the context of the transition of the Board that was underway and the recruitment efforts necessary as part of this transition, with the objective of developing a competitive compensation program to attract and retain the highest calibre individuals from a pool that includes directors with relevant U.S. experience and other skills and experience identified as a priority. No compensation changes were made for 2020 or 2021.

With the increasing focus on ESG, including reporting, implementation of measurable goals and assessment of new and emerging risks, and the additional responsibilities delegated to the committees, the Governance Committee began a review of AltaGas’ director compensation program in late 2021, focusing initially on committee compensation and market alignment. As part of the review, the Governance Committee considered the feedback of Hugessen, including its benchmarking of AltaGas’ director compensation against the director compensation paid by Canadian and U.S. compensation peer groups used for benchmarking AltaGas’ executive pay.

Based on these observations, the Governance Committee considered several alternatives and their alignment relative to the median pay of the Canadian/U.S. peer group. See “Compensation Discussion and Analysis – Compensation Benchmarking – Executive Compensation Peer Group” for details on the peer group. The Governance Committee is also considering its approach to compensation and reviewed alternatives against the objectives of AltaGas’ compensation philosophy, taking into account the continuing impacts of the COVID-19 pandemic and market generally and will complete their review over the course of 2022.

The review resulted in adjustments to our committee fees effective January 1, 2022. As of such date, each committee member will receive an additional $4,000 per annum for a total of $10,000 while chairs of the committees, other than the chair of the Audit Committee whose fees are generally aligned with market, will receive an additional $5,000 per annum for a total of $20,000. These increases ensure that committee members are being appropriately compensated and are better aligned with the market.

Refer to the discussion under the heading “Compensation Discussion and Analysis – Compensation Consultants and Advisors” for additional information related to the engagement of compensation advisors by the Board and its committees.

AltaGas Ltd. – 2022 Management Information Circular	47

Compensation Program Elements

AltaGas’ director compensation program includes an annual retainer, comprised of cash and equity. No additional meeting attendance fees are paid to directors.

The table below outlines the annual Board and committee compensation for non-executive directors for the year ended December 31, 2021.

Role	2021
	Cash	Equity
Chair	$175,000	$175,000
All other non-executive directors	$100,000	$100,000
Audit Committee Chair	$25,000
Other Committee Chairs(1)	$15,000
Committee Members (per committee)(2)	$6,000

Directors must hold 3 times the value of their annual retainer in equity within 5 years of appointment. See “Director Equity Ownership Requirements”.

Notes:

(1)	Effective January 1, 2022, this amount was increased to $20,000.

(2)	Effective January 1, 2022, this amount was increased to $10,000 per committee.

Director Equity Retainer

Until the equity ownership requirement is met, the equity component is comprised of DSUs. If a director has satisfied the equity ownership requirement, the director may elect to receive all or a portion of the annual equity retainer in RUs rather than DSUs. Directors may also elect to receive their cash compensation in equity.

The equity component is paid quarterly. The number of DSUs or RUs that a director is entitled to receive is equal to the quarterly value of the applicable retainer divided by the market price on the grant date, where the market price is the average closing price of the Shares for the five consecutive trading days immediately preceding the grant date.

DSUs are notional shares linked directly to Share price performance that are recorded as cash-based bookkeeping entries. DSUs vest immediately upon grant but can only be redeemed upon the retirement of a director from the Board. DSUs cannot be converted to Shares and do not carry voting rights.

Similar to DSUs, RUs are notional shares linked to Share price performance and are recorded entirely as cash-based bookkeeping entries. RUs granted to directors prior to 2019 generally vest as to one-third of the grant per year over a three-year period commencing with the first anniversary of the grant date contingent upon AltaGas paying a dividend in the 12 months prior to the vesting date. RUs granted to directors as part of their annual retainer in or after 2019 vest on the third anniversary of the grant date to be paid out in cash upon vesting provided AltaGas pays a dividend in the 12 months prior to the vesting date. RUs continue to vest following the retirement of a director based on the prescribed vesting schedules.

Dividend equivalents are credited to a director’s account, in the form of additional DSUs or RUs, as applicable, consistent with dividends declared on the Shares. The amount a director receives on redemption of the DSUs or the vesting of the RUs is calculated by multiplying the number of DSUs being redeemed or RUs that have vested (including credited dividend equivalents) by the average closing price of the Shares for the 20 consecutive trading days prior to the vesting date in the case of RUs, and prior to the redemption date in the case of DSUs, as specified in the relevant plan. DSUs and/or RUs received by directors in lieu of their annual retainer and held by them represent an at-risk investment in AltaGas. The value of DSUs and RUs is based on the value of the Shares, and therefore is not guaranteed.

DSUs are governed by the Deferred Share Unit Plan and RUs are governed by the Phantom Unit Plan. Further details of the DSU Plan and Phantom Unit Plan are provided in “Schedule B”.

Other Benefits

Directors are reimbursed for their out-of-pocket expenses incurred in acting as a director (including travel expenses to attend meetings in person and reasonable expenses related to director education activities), and Canadian directors are entitled to participate in AltaGas’ group benefits plan.

AltaGas Ltd. – 2022 Management Information Circular	48

Summary Compensation Table for Non-Executive Directors

The following table reflects the compensation paid to each non-executive director of AltaGas during the year ended December 31, 2021. Mr. Crawford, as CEO, is not compensated for serving as a director. Details of his compensation can be found under the heading “Executive Compensation Information”.

Name	Annual Board Retainer ($)		Committee Fees (1) ($)		Total Fees in Cash ($)	Total Fees Earned(2) ($)	All other Compensation(3) ($)	Total Compensation ($)
	Cash	Equity Value	Chair	Member
Victoria Calvert(4)	100,000	100,000	-	12,000	112,000	212,000	4,337	216,337
David Cornhill	50,000	150,000	-	-	50,000	200,000	4,608	204,608
Jon-Al Duplantier(5)	90,959	90,959	-	10,472	101,430	192,390	-	192,390
Allan Edgeworth(4)(6)	21,923	45,000	5,192	2,077	29,192	74,192	1,438	75,630
Robert Hodgins(4)	100,000	100,000	25,000	6,000	131,000	231,000	4,337	235,337
Cynthia Johnston	100,000	100,000	15,000	6,000	121,000	221,000	2,060	223,060
Pentti Karkkainen	175,000	175,000	-	-	175,000	350,000	4,337	354,337
Phillip Knoll	100,000	100,000	15,000	6,000	121,000	221,000	4,337	225,337
Terry McCallister(4)	50,000	150,000	-	6,000	56,000	206,000	-	206,000
Linda Sullivan	100,000	100,000	-	12,000	112,000	212,000	-	212,000
Nancy Tower(7)	-	200,000	12,025	6,000	18,025	218,025	1,107	219,132
TOTAL(8)						2,337,607	26,561	2,364,168

Notes:

(1)	For details of current committee membership, refer to the disclosure under the heading “Corporate Governance – Board and Committee Meetings”.

(2)	DSUs and RUs issued as part of the annual retainer are included in Total Fees Earned. DSUs and RUs granted to directors are valued based on the corresponding equity value of the annual retainer. No Options have been granted to non-executive directors since 2013 and non-executive directors do not participate in non-equity incentive plans nor have pension benefits.

(3)	Amounts include the value of AltaGas’ group health benefits plan, in which the Canadian directors participate. Ms. Tower returned to Canada following her retirement from Tampa Electric Company and qualified for health benefits for a partial year.

(4)	Once a director has met the equity ownership requirement, they can elect to receive some or all of their annual retainer in RUs. In 2021, Ms. Calvert received $100,000 in RUs, Mr. Edgeworth received $45,000 in RUs (pro-rated, see Note 6), Mr. Hodgins received $50,000 in RUs and $50,000 in DSUs and Mr. McCallister received $100,000 in RUs and $50,000 in DSUs. All other directors received their full equity value in DSUs.

(5)	Mr. Duplantier was appointed a director on February 2, 2021. He joined the Governance Committee on February 2, 2021, and the HRC Committee on March 1, 2021. His annual retainer was pro-rated from his start date and his committee retainers were pro-rated based on the respective dates he joined the committees.

(6)	Mr. Edgeworth retired on April 30, 2021. The fees for Mr. Edgeworth were pro-rated based on his retirement date. Mr. Edgeworth received $15,000 cash in lieu of the pro-rated equity grant for the second quarter as he retired prior to the quarterly equity grant date.

(7)	Ms. Tower assumed the role of chair of the HRC Committee following the shareholders meeting on April 30, 2021, and the committee fees she received were adjusted accordingly.

(8)	AltaGas paid a total of $2,364,168 to the non-executive directors of AltaGas in 2021 compared to $2,408,918 in 2020. AltaGas had 12 directors from February to April 2021.

AltaGas Ltd. – 2022 Management Information Circular	49

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The following table reflects all option-based and share-based incentive plan awards previously granted to non-executive directors that were outstanding on December 31, 2021. The market or payout value of RUs and DSUs in the table is calculated by multiplying the number of RUs or DSUs by the closing price of the Shares on December 31, 2021 of $27.31. No Options have been granted to the non-executive directors since 2013. The Option Plan was amended in 2019 so that non-employee directors are no longer eligible to receive Options under the Option Plan.

	Option-based Awards (1)				Share-based Awards
Name	Shares underlying unexercised Options (#)	Option exercise price(2) ($/Share)	Option expiration date	Value of unexercised in-the- money Options(3) ($)	Number of RUs that have not vested(4) (#)	Market or payout value of RUs that have not vested(4) ($)	Number of DSUs vested but not paid out(5) (#)	Market or payout value of DSUs not paid out(5) ($)
Victoria Calvert	-	-	-	-	4,166	113,733	25,573	698,399
David Cornhill(6)	100,000 150,000	29.32 32.84	07 Jun 2022 06 Dec 2022	- -	13,983	381,875	70,392	1,922,406
Jon-Al Duplantier	-	-	-	-	-	-	3,720	101,593
Allan Edgeworth(7)	-	-	-	-	2,222	60,683	15,000	409,650
Robert Hodgins	20,000 7,500	29.32 36.36	07 Jun 2022 18 Sep 2023	- -	5,725	156,350	25,972	709,295
Cynthia Johnston	-	-	-	-	-	-	19,132	522,495
Pentti Karkkainen	-	-	-	-	-	-	30,979	846,036
Phillip Knoll(6)	-	-	-	-	5,591	152,690	49,709	1,357,553
Terry McCallister	-	-	-	-	11,453	312,781	14,343	391,707
Linda Sullivan	-	-	-	-	-	-	11,224	306,527
Nancy Tower	-	-	-	-	-	-	22,449	613,082

Notes:

(1)	Options held by Mr. Cornhill and Mr. Hodgins vested one-quarter per year over four years and have an expiry date that is the tenth anniversary of the grant date. Mr. Cornhill's Options relate to awards that were granted to him as CEO prior to 2013.

(2)	The Option exercise price is set using the closing price of the Shares on the trading day preceding the grant date. For material details of the Option Plan, refer to “Schedule B”.

(3)	The value of unexercised in-the-money Options represents the difference between the closing price of the Shares on December 31, 2021 of $27.31 and the Option exercise price.

(4)	RUs granted prior to 2019 vest one-third per year over three years, and those granted after 2019 vest on the third anniversary of the grant date. Pursuant to changes in the director compensation program in 2019, no annual director RU grants occurred after 2018; however, commencing in 2020, once a director has met the equity ownership requirement, they can elect to receive some or all of their annual retainer in RUs. The number represents those RUs and accumulated dividends thereon that had not vested by December 31, 2021. As per Note (6) Mr. Cornhill and Mr. Knoll did not receive the director RU grant in 2018 but received RUs as part of their compensation for serving as interim co-CEOs. In 2020, Mr. Hodgins and McCallister elected to receive a portion of their equity compensation in RUs and, in 2021, Ms. Calvert and Mr. Edgeworth also elected to receive equity compensation in RUs.

(5)	Amounts represent DSUs and accumulated dividends. DSUs vest immediately on grant but are not payable until after a director retires from the Board. RUs are not included because they are paid out upon vesting.

(6)	As part of the compensation package for acting as interim co-CEOs in 2018, Mr. Cornhill and Mr. Knoll received equity grants valued at $150,000 per month, issuable in RUs and/or DSUs. Mr. Cornhill received 35,114 RUs and Mr. Knoll received 14,044 RUs and 21,068 DSUs. The final tranche vested and was paid out in January 2022.

(7)	Mr. Edgeworth retired on April 30, 2021. His outstanding options expired unexercised. He redeemed 14,548 DSUs in 2021 and received $381,302 and has until December 31, 2022 to redeem the remaining balance of his DSUs.

AltaGas Ltd. – 2022 Management Information Circular	50

Incentive Plan Awards – Value Vested or Earned During 2021

The following table reflects the aggregate dollar value on vesting of DSUs and RUs for non-executive directors during the year ended December 31, 2021, as well as details of RU vesting. All options held by directors vested before 2021 and the directors did not earn any non-equity incentive plan compensation in 2021.

	Share-based awards – Value vested during 2021		Shares underlying RUs vested during 2021(3) (#)	Shares underlying accumulated RUs(4) (#)	Vesting Date	Market Price(5) on Vesting Date ($)
	DSUs(1) ($)	RUs(2) ($)
Victoria Calvert	-	26,391	900	154	17 Dec 2021	25.04
David Cornhill	150,000	250,894	11,705	1,648	01 Jan 2021	18.79
Jon-Al Duplantier	90,959	-	-	-	-	-
Allan Edgeworth	-	26,391	900	154	17 Dec 2021	25.04
Robert Hodgins	50,000	26,391	900	154	17 Dec 2021	25.04
Cynthia Johnston	100,000	26,391	900	154	17 Dec 2021	25.04
Pentti Karkkainen	175,000	26,391	900	154	17 Dec 2021	25.04
Phillip Knoll	100,000	100,336	4,681	659	01 Jan 2021	18.79
Terry McCallister	50,000	26,391	900	154	17 Dec 2021	25.04
Linda Sullivan	100,000	-	-	-	-	-
Nancy Tower	200,000	-	-	-	-	-

Notes:

(1)	DSUs vest immediately upon grant. The value upon vesting of DSUs for all non-executive directors is equivalent to the value of the equity retainer received by them in DSUs in 2021. Mr. Duplantier’s amount is pro-rated based on the date of his appointment.

(2)	The vested value of RUs is calculated by multiplying the number of RUs vested, including additional RUs which accumulate with the declaration of dividends, by the market price. See Notes (4) and (5).

(3)	Includes the third tranche of RUs granted in 2018. Mr. Cornhill and Mr. Knoll did not receive a director RU grant in 2018 as they were receiving compensation as interim co-CEOs. RUs granted to Mr. Cornhill and Mr. Knoll in connection with their service as interim co-CEOs in 2018 began vesting in January 2020.

(4)	Represents dividend equivalents credited to a director’s account in relation to the vested RUs, which accumulate in the form of additional RUs consistent with dividends declared on the Shares.

(5)	The market price of the Shares for the purpose of calculating amounts payable on the vesting date pursuant to the Phantom Unit Plan is the average closing price of the Shares for the 20 consecutive trading days immediately preceding the vesting date.

AltaGas Ltd. – 2022 Management Information Circular	51

Director Equity Ownership Requirement

In recognition of the importance of alignment of financial interests of directors with those of Shareholders, AltaGas requires non-executive directors to achieve an equity ownership level (including Shares, RUs and DSUs) of three times the value of their annual Board retainer (cash and equity) within a five-year period of appointment. The requirement is $600,000 for all non-executive directors other than the Chair. Mr. Karkkainen is required to achieve an equity ownership level of $1,050,000. As CEO, Mr. Crawford is subject to executive officer ownership requirements, as described under “Executive Compensation Information – Executive Equity Ownership Requirement”.

Compliance with the equity ownership requirement is monitored by the Governance Committee. A number of directors have been appointed in recent years and are not expected to have met the target yet. Ms. Sullivan has until January 9, 2025, and Mr. Duplantier has until February 2, 2026, to meet the target.

The table below shows the equity holdings of the non-executive directors who were serving on December 31, 2021. The market value of the equity holdings was calculated using the closing price of the Shares on December 31, 2021 of $27.31. In the event a director does not achieve the target within five years based on market value, the adjusted cost basis to directors is also considered. All directors who have met the requirement have done so based on market value.

Name	Number and Market Value of Securities			Aggregate Market Value of Equity Holdings	Minimum Equity Ownership Required	Ownership as a Multiple of Annual Retainer
	Shares	RUs	DSUs
Victoria Calvert	7,620 $208,102	4,166 $113,773	25,573 $698,399	$1,020,274	$600,000	5.1
David Cornhill	1,590,294 $43,430,929	13,802 $381,876	70,392 $1,922,406	$45,735,210	$600,000	228.7
Jon-Al Duplantier	-	-	3,720 $101,593	$101,593	$600,000	0.5
Robert Hodgins	16,950 $462,905	5,725 $156,350	25,972 $709,295	$1,328,550	$600,000	6.6
Cynthia Johnston	6,000 $163,680	-	19,132 $522,495	$686,355	$600,000	3.4
Pentti Karkkainen	17,000 $464,270	-	30,979 $846,036	$1,310,306	$1,050,000	3.7
Phillip Knoll	22,779 $622,094	5,591 $152,690	49,709 $1,357,553	$2,132,337	$600,000	10.7
Terry McCallister	44,000 $1,201,640	11,453 $312,781	14,343 $391,707	$1,906,129	$600,000	9.5
Linda Sullivan	2,500 $46,800	-	11,224 $306,527	$353,327	$600,000	1.8
Nancy Tower	6,260 $170,961	-	22,449 $613,082	$784,043	$600,000	3.9

AltaGas Ltd. – 2022 Management Information Circular	52

A Letter from Our HRC Committee Chair

March 10, 2022

AltaGas is committed to generating long-term value for our stakeholders. Over the past number of years, AltaGas has undergone transformational changes that have positioned the company as a more streamlined, higher growth enterprise with improved financial flexibility. As a result, the Company has meaningfully outperformed its peers, delivering a TSR of approximately 130% from 2019 to 2021. This performance has transpired over a turbulent period across the global economy in the form of a downturn in energy markets and, more notably, the COVID-19 pandemic. We believe this speaks to the resilience of our organization and the purposeful actions we have taken to re-focus and de-risk our business and is a reflection of the sustained progress that we have made toward executing our long-term strategy.

In 2021, we continued to deliver robust results that demonstrated the growth and resilience of the business, despite the continued challenges of the pandemic. The Company delivered strong financial results that included normalized earnings per share increasing 25 percent over 2020 while normalized EBITDA increased 14 percent. These results achieved the increased guidance ranges that AltaGas announced in April 2021. During 2021 the Company continued its focus of taking proactive steps to effectively prepare for and address the evolving risks and regulatory mandates in the jurisdictions in which we operate. AltaGas' approach has been, and will continue to be, risk-based and guided by our core values. The health and safety of AltaGas' employees, customers, contractors, and the communities in which we operate and serve is our highest priority and is integrated into each aspect of AltaGas' response efforts. To date, COVID-19 has had minimal disruption to AltaGas' financial and operational results.

A key part of achieving our strategy is ensuring our leadership team has the skills and motivation to support the scope and complexity of our business, and possesses and demonstrates attributes consistent with our core values. Over the last three years, the Company has assembled a strong executive leadership team that has the drive, skills and diversity of perspectives to manage this complexity and execute our strategic plan. During this period, the Human Resources and Compensation (HRC) Committee has overseen the succession planning, talent transition and talent development processes that have enabled these outcomes.

The HRC Committee is the steward of AltaGas’ compensation programs, overseeing all aspects of executive compensation to ensure strong corporate governance and prudent risk management. The HRC Committee and Board fundamentally believe in the importance of aligning the compensation that we pay our executives with corporate performance. To this end, we tie a significant portion of executive pay to the achievement of objectives that drive shareholder value and support our long-term focus on sustainability. In addition, our share ownership guidelines for officers of the Company further demonstrate our belief in the importance of aligning executive and shareholder interests.

The Board conducts an annual advisory vote on executive compensation (“Say-on-Pay”) to allow our shareholders the opportunity to provide input on our approach and provides opportunities for shareholders to voice their views through active Board-led shareholder engagement. At our 2021 annual meeting, shareholders voted 90.3 percent in favour of our approach to executive compensation.

2021 Corporate Highlights

Highlights of the key accomplishments we are proud of for 2021 include:

✓	Achieved strong financial results for 2021, which included normalized earnings per share increasing 25 percent over 2021 while normalized EBITDA increased 14 percent. These results achieved the increased guidance ranges that AltaGas announced in April 2021.

✓	Progressed our ESG initiatives and integration within our business strategy, including developing goals to mark and track our progress for decarbonization and GHG emission reductions, safety and diversity and inclusion.

✓	Continued to advance the global export strategy, including the integration of Petrogas into the Midstream division which delivered operational synergies that exceeded business targets.

✓	Invested in our utilities for our customers, increasing Utilities rate base, while continuing to instill the operational excellence model in the Utilities. Progressed closing the ROE gap at WGL through capital cost, operating cost and regulatory discipline.

✓	Advanced our safety culture with the implementation of enterprise-wide incident and emergency response management systems, enhanced emergency response training, and increased senior management site visits.

AltaGas Ltd. – 2022 Management Information Circular	53

✓	Strengthened our employee value proposition by completing robust succession planning, delivering new leadership development programs, targeted workforce planning, and successfully integrating Petrogas employees into the organization. In addition, we introduced flexible work arrangements across the enterprise to enhance employee engagement, thereby advancing opportunities for diversity and inclusion, improving productivity and reinforcing our performance-based culture.

✓	Maintained our business continuity and provided safe, reliable service to our Utilities’ customers and to our domestic and global markets through our Midstream operations, while supporting the health and safety of our workforce.

✓	Continued with non-core asset monetization strategy and other financing initiatives that assisted with the ongoing balance sheet de-leveraging and improved financial flexibility, without raising equity.

The actions above drove strong returns for our shareholders, include a Total Shareholder Return for 2021 of approximately 53%.

Compensation Philosophy and Programs

AltaGas’ compensation philosophy remains unchanged and is straightforward: offer a competitive compensation program that links executive compensation with company performance that aligns executive actions with long-term stakeholder interests. This is why a large proportion of executive total compensation is at risk and weighted toward long-term incentives.

AltaGas made changes to its compensation programs in 2018 and 2019 to better align with pay for performance and to reflect that more than 70% of our business is based in the U.S. In 2020 and 2021, executive compensation programs remained unchanged. For the Company’s 2021 STI Plan, our value drivers (performance objectives) included a combination of strategic, financial, capital and operational efficiency, and corporate social responsibility value drivers, including a new factor relating to the emerging lower carbon energy ecosystems. Environmental, social and governance) objectives now comprise 25% of our overall short-term incentive value drivers, up from 15% in 2020, and indicate our commitment to these practices in how we approach our work every day.

For 2021 executive compensation, there were no changes to executive salaries or incentive targets based on the annual review cycle that concluded in December 2020. This decision by the HRC Committee and Board factored in the uncertainty related to the ongoing global pandemic.

For the 2021 short-term incentive plan, the corporate normalized EBITDA target was exceeded. In addition, the aggregated value driver objectives that were set in the business plan were exceeded. This is reflected in our 2021 short-term incentive payouts highlighted on page 70 and is demonstrated in the strong accomplishments noted above.

In December 2021, long-term incentives vested, including PUs granted in 2018 that had performance measures based on the compounded average growth rate of normalized FFO per Share and relative total shareholder return performance versus the approved PU peer group. As described further on page 76, we significantly exceeded our PU objectives over the three-year term which resulted in a PU multiplier of 2.0x.

Looking Ahead

In 2022, AltaGas continues to focus on progressing its long-term strategy of building a diversified Utilities and Midstream business designed to provide resilient and compounding value for our stakeholders. We are confident that our executive compensation programs work effectively to motivate and retain our senior leaders and provide rewards that are aligned with the company’s performance.

We remain committed to reviewing and updating our compensation programs with the goal of increasing alignment between the interests of our executives and long-term sustainable shareholder value. For AltaGas’ 2022 executive compensation, the HRC Committee and Board adopted changes to our long-term incentive programs and share ownership guidelines. LTI grants for 2022 shifted the grant mix from Performance Units and Options to Performance Units and Restricted Units, with an increased weighting on Performance Units to align with market practice and balance both performance and retention. Performance Unit measures were shifted from normalized funds from operations (FFO) per share to earnings per share (EPS) to better align with Shareholder outcomes. In addition, equity ownership requirements were increased from 2x salary to 3x salary for executive vice presidents to better align to market practice. The CEO holding requirements remained at 5x salary based on market practice.

AltaGas Ltd. – 2022 Management Information Circular	54

The HRC Committee and the Board welcome your review of our compensation programs and results, which are described in more detail in the Compensation Discussion and Analysis section that follows. We encourage you to take part in our “Say-on-Pay” vote and we welcome your questions and feedback, which can be provided directly to the Chair of the HRC Committee or the Chair of the Board via mail to:

Attention: Chair of the HRC Committee	Attention: Chair of the Board of Directors

c/o Corporate Secretary	c/o Corporate Secretary
1700, 355 4th Ave SW	1700, 355 4th Ave SW
Calgary, AB T2P 0J1	Calgary, AB T2P 0J1

or by email to: corporate.secretary@altagas.ca

Thank you for your support.

Nancy Tower

Human Resources and Compensation Committee Chair

AltaGas Ltd. – 2022 Management Information Circular	55

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Review Process

The Board believes that attracting, motivating and retaining high performing executives is integral to the long-term success of the company. Through a competitive compensation program that links executive compensation with company performance, we strive to align the actions of our executives with AltaGas’ long-term corporate strategy and Shareholder interests. Our compensation program is aimed at fulfilling the following objectives:

✓	Attract and retain highly qualified and engaged employees and executives

✓	Align executive and employee interests with those of Shareholders

✓	Offer competitive base salary compensation at approximately the median of the relevant peer group

✓	Assuming performance goals are met, recognize and reward executives through pay-for-performance, such that total compensation meets or exceeds the median of the relevant peer group

The HRC Committee and the Board review and approve the compensation framework. In addition, the HRC Committee approves and recommends to the Board the target compensation, compensation mix and performance criteria for the executive officers and evaluates the performance of such officers against the targets. The HRC Committee and the Board regularly assess the risks associated with AltaGas’ compensation policies and practices. The HRC Committee engages an independent compensation advisor to support these processes. No executives vote on these recommendations or are present at the HRC Committee or Board meetings with respect to compensation matters affecting them.

Compensation recommendations and decisions made by the Board take into account the following:

✓	Company performance, including corporate strategy execution, performance relative to peers, progress on short- and long-term objectives and the impact of significant company events that occur through the year

✓	Individual executive performance, experience and level of responsibility

✓	Peer benchmarking and industry trends for companies and positions of similar scope and responsibility

✓	Total compensation at-risk

✓	Whether any of the compensation program features are likely to incentivize excessive risk-taking

Compensation Governance

AltaGas is committed to upholding the highest standards of corporate governance. Our compensation program has been designed to motivate executives to focus on longer term interests, and to provide the superior returns and social value that Shareholders expect. The Board, through the HRC Committee, routinely assesses compensation programs to ensure such programs do not encourage individuals to take inappropriate risks.

The HRC Committee is comprised solely of independent directors, each with direct experience relevant to executive compensation. For further details on the skills and experience that enable the committee to make decisions on the suitability of the company’s compensation policies and practices and the responsibilities of the HRC Committee, see “Corporate Governance – Board and Committee Meetings – Committee Reports”. The HRC Committee has the authority to engage independent advisors as it deems appropriate.

AltaGas Ltd. – 2022 Management Information Circular	56

What We Do	What We Don’t Do

✓     Link executive pay to company performance hrough short- and long-term incentive awards

✓     Link executive pay to corporate social responsibility and ESG factors

✓     Weight executive compensation toward “at-risk” elements based on achievement of corporate performance

✓     Benchmark executive compensation and company performance to relevant Canadian and U.S. peer companies

✓     Require executives to meet equity ownership targets

✓     Include compensation clawback provision in executive agreements and long-term incentive grants

✓     Prohibit hedging of ownership in company securities

✓     Cap short-term incentive payouts

✓     Utilize double-trigger change of control provisions in executive agreements and under the LTI Plans, including for grants of PUs, RUs and Options

✓     Provide annual Say-on-Pay vote for our Shareholders

✓     Retain independent advisor to the HRC Committee that does not provide services to management of AltaGas

🗶     Pay out incentive compensation when performance is below threshold

🗶     Utilize single-trigger change of control provisions in LTI grants

🗶     Guarantee increases in executive compensation under executive agreements

🗶     eprice, backdate or exchange Options, PUs or RUs

🗶     Grant loans to executive officers

🗶     Grant Options to non-employee directors

Managing Compensation Risk

The HRC Committee regularly reviews industry trends with respect to risk management and compensation governance to ensure that AltaGas’ compensation programs continue to align with Shareholder interests and do not encourage excessive risk-taking by executive officers.

The policies and practices adopted by AltaGas to mitigate compensation risk include anti-hedging and clawback policies.

Anti-Hedging Policy

AltaGas’ Securities Trading and Reporting Policy provides that no director, officer or employee may purchase “financial instruments” that are designed to hedge or offset, or that may reasonably be expected to have the effect of hedging or offsetting, a decrease in the market value of any AltaGas securities or otherwise take any speculative or derivative positions of any kind which would have or that may reasonably be expected to have such effect. Financial instruments include, but are not limited to, prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, spread bets, contracts for difference or units of exchangeable funds.

Clawback Policy

In the event of a restatement of the financial results of AltaGas for any reason other than a restatement caused by a change in applicable accounting rules or interpretations, the Board may:

▪	Require that an executive officer return or repay to AltaGas or reimburse AltaGas for all or part of the after-tax portion of any excess compensation that was paid over what should have been paid; and/or

▪	Cause all or part of any awarded and unpaid or unexercised performance-based compensation (whether vested or unvested) that constitutes excess compensation for an executive to be cancelled.

AltaGas Ltd. – 2022 Management Information Circular	57

Risk Assessment

Management engages Mercer (Canada) Limited (“Mercer”) to complete a risk assessment of AltaGas’ compensation programs and policies every two years.

In 2021, Mercer reviewed the compensation programs individually and holistically to assess any risks inherent in the design or the application of the programs. Mercer concluded that AltaGas’ risk mitigation policies were in line with market best practices and did not identify any significant risks that were likely to have a material adverse impact on the company.

The risk assessment noted the following practices which mitigate compensation risk:

▪	Total compensation includes an appropriate balance of plans and performance measures across short- and longer-term timelines

▪	AltaGas places a significant weighting on “at-risk” compensation relative to peers, weighted toward long-term incentives, to mitigate the risk of encouraging achievement of short-term goals at the expense of long-term sustainability and Shareholder value

▪	The STI Plan does not put an excessive amount of emphasis on any particular measure and covers a spectrum of operational and financial performance, in addition to strategic and social accomplishments. The use of a normalized EBITDA multiplier (and minimum threshold of 80% for any funding) further aligns payouts with the company's financial wellbeing

▪	In the LTI Plans, PU measures used in the determination of vesting payouts include a financial growth measure and a relative total shareholder return (TSR) measure, each at 50%, which is aligned with market best practice and balances the linkage of payouts between TSR and other drivers of corporate performance

▪	Incentive plan payouts are appropriately capped in a manner consistent with market practice, thereby reducing risk

▪	Inclusion of double-trigger provisions in the LTI Plans mitigates the risk arising from a change of control of AltaGas

▪	AltaGas has a comprehensive compensation clawback policy and anti-hedging policy

Based on the results of the risk assessment and the governance practices in place, the HRC Committee, after consultation with Hugessen, determined that AltaGas’ compensation programs and policies were appropriately designed to mitigate risk. The HRC Committee, in consultation with Hugessen, annually reviews these programs and policies and recommends changes when appropriate.

Compensation Consultants and Advisors

AltaGas engages external consultants to provide advice on compensation matters. Management engages Mercer to provide independent advisory services related to compensation matters. The Board and its committees also independently retain external consultants. AltaGas’ Governance Committee and HRC Committee have engaged Hugessen to provide compensation advisory services related to director and executive compensation matters. In 2021, this support consisted of:

▪	Review and discuss director and executive compensation related matters and market trends

▪	Review director compensation recommendations

▪	Review the competitiveness and appropriateness of executive compensation practices and peer groups

▪	Review executive compensation recommendations

In making its decisions, the HRC Committee and the Governance Committee review the information and advice provided by Hugessen. However, the responsibility for all decisions remains with the Board, the Governance Committee or HRC Committee, as applicable. See also “Director Compensation”.

Independent Compensation Advisors – Annual Spend	2021	2020
Hugessen
▪ Executive compensation-related fees (HRC Committee)	$126,350	$134,508
▪ Director compensation-related fees (Governance Committee)	$69,955	$28,289

AltaGas Ltd. – 2022 Management Information Circular	58

Compensation Benchmarking

On an annual basis, AltaGas’ compensation programs are benchmarked against those of comparably-sized organizations with whom AltaGas competes for talent. External compensation consultants compile market benchmark information via compensation surveys and market intelligence, which is then provided to the HRC Committee to assist with their review of AltaGas’ overall compensation policy and programs. Compensation decisions are supported by the peer benchmarking results as well as other relevant factors, including the executive’s role, responsibilities, experience and succession considerations. The final decisions on executive compensation are made by the Board giving consideration to and following a recommendation from the HRC Committee.

Executive Compensation Peer Group

The HRC Committee annually reviews and recommends to the Board the peer group of companies used to benchmark AltaGas’ compensation. This review includes evaluating companies similar in size, scale and industry relative to AltaGas, while also taking into account the companies with which AltaGas directly competes for executive talent. The HRC Committee also considers corporate strategy, business objectives and participation in North American markets when determining the appropriate peer comparators.

AltaGas is a Canadian headquartered company with operations across North America, with approximately 70% or more of the company’s business located in the United States. As a result, the company uses both a Canadian and a U.S. peer group for benchmarking executive compensation to reflect the company’s competitive market and the need to attract, retain and motivate top executive talent. The continued recruitment of executive talent from the United States into key roles further supports the use of Canadian and U.S. peers in benchmarking compensation. With two major business units and significant operations in both Canada and the U.S., it is essential that we retain and incent leaders who can effectively manage the company’s complexity.

No changes were made to the peer group for 2021 compensation benchmarking as these companies continue to fit our peer group criteria and are representative of the North American market in which AltaGas directly competes for executive talent.

AltaGas executives are each benchmarked against a weighting of the Canadian and U.S. peer groups based on the scope of their responsibilities and the relevant market for talent. The weightings of the peer groups as they apply to each executive are outlined in “2021 NEO Compensation Mix – Peer Group Weighting”. The individual weightings for 2021 remained the same as those used in 2020.

To address foreign exchange fluctuations as they relate to compensation, a foreign exchange rate conversion is set at a five-year historical average rate, to reduce the impact of short-term foreign exchange fluctuations on executive compensation.

AltaGas Ltd. – 2022 Management Information Circular	59

Canadian Peer Group Companies

Algonquin Power & Utilities Corp.

ARC Resources Ltd.

ATCO Ltd.

Cenovus Energy Inc.

Crescent Point Energy Corp.

Emera Incorporated

Fortis Inc.

Gibson Energy Inc.

Husky Energy Inc.(1)

Hydro One Limited

Inter Pipeline Ltd.(1)

Keyera Corp.

Ovintiv Inc.

Pembina Pipeline Corporation

TransAlta Corporation

U.S. Peer Group Companies

Alliant Energy Corporation

Ameren Corporation

Atmos Energy Corporation

Black Hills Corporation

CenterPoint Energy Inc.

Chesapeake Energy Corporation

CMS Energy Corporation

Enlink Midstream LLC

New Jersey Resources Corporation

NiSource Inc.

Pinnacle West Capital Corporation

Southwest Gas Holdings Inc.

Spire Inc.

Targa Resources Corp.

Note:

(1)	Husky Energy Inc. was acquired by Cenovus Energy Inc. as of March 2021. Inter Pipeline Ltd. was acquired by Brookfield Infrastructure Partners in October 2021. At the time the compensation peer groups were set in December 2020, both companies were included.

AltaGas Ltd. – 2022 Management Information Circular	60

The following chart demonstrates where AltaGas was positioned compared to the companies in each of the two peer groups based on selected financial metrics when the 2021 peer group was set in 2020. AltaGas primarily focused on asset value, enterprise value, revenue and market capitalization when determining its peer group. Peer group criteria included companies in midstream, utilities, power and exploration and production businesses, targeted to be in the range of 50% to 200% for revenue and asset value, and 33% to 300% for market capitalization and enterprise value. AltaGas aims to be competitive at approximately the median of the peer group.

Notes:

(1)	Values for revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) reflect 12-month trailing.

(2)	Reflects most publicly reported data as of August 31, 2020.

(3)	Market capitalization and enterprise value as of August 31, 2020.

(4)	U.S. data converted at the 5-year exchange rate of 1.319 (as of August 31, 2020) where applicable.

AltaGas Ltd. – 2022 Management Information Circular	61

Compensation Program Elements

AltaGas’ total compensation program includes the following components that are discussed in further detail in the following sections.

Long-Term Incentives
	Base Salary	Short-Term Incentives	PUs & RUs	Options
Purpose	Provide annual compensation and compensate employees for fulfillment of job responsibilities.	Reward achievement of annual value driver objectives.	Align compensation with long-term performance goals, and link executive compensation with long-term Shareholder value creation. NEO compensation is heavily weighted to PUs by directly linking their total direct compensation to company performance.
Performance Period/expiry	Ongoing	1 year	3 years	6 years
Payment	Ongoing	In March after end of performance period	After end of performance period	After vesting period, on employee exercise
Cash or Shares	Cash	Cash	Cash	Shares from Treasury

Compensation Program Evolution

2018 - 2020

The HRC Committee and Board adopted changes to align compensation enterprise-wide and to motivate executives to transform the enterprise in order to achieve our target corporate results and strategic objectives while mitigating risk and complying with best practices, including:

✓  Updated PU measures with increased focus on total shareholder return

✓  Adopted a floor value for Options to reduce the number of Options granted in 2018 and 2019 based on market events

✓  Ensuring that STI Plan does not fund unless certain financial targets are met

✓  Focused LTI grants to increase at-risk pay, including to be more heavily weighted to PUs

✓  Amended LTI plans to include double-trigger requirements for vesting of Options, PUs and RUs on a change of control of the company

2021 - 2022

The compensation programs were unchanged from 2020 to 2021. However, management completed a total compensation review in 2021 with the assistance of Mercer. The HRC Committee and Board adopted the following changes effective January 1, 2022:

✓  Shifted executive LTI grant mix from PUs and Options to PUs and RUs with an increased weighting to PUs to align with market practice and balance both performance and retention

✓  Updated PU measures from normalized funds from operations (“FFO”) per share to earnings per share (EPS) to better align with Shareholder outcomes

✓  Increased equity ownership requirements for executive vice presidents from 2x salary to 3x salary to align with market practice (CEO requirement of 5x salary already aligned with market practice) and approved a three-year roadmap to exclude PUs in the equity ownership calculation

AltaGas Ltd. – 2022 Management Information Circular	62

Named Executive Officers

The Compensation Discussion and Analysis provides compensation disclosure for the named executive officers (“NEOs”), being the President and CEO, the CFO and the next three most highly compensated executive officers of the company.

Randall Crawford, President and Chief Executive Officer

As President and CEO, Mr. Crawford leads the development and execution of AltaGas’ strategic plan. With a focus on Midstream and Utilities, he oversees the strategic direction of our company and optimization of our businesses to drive AltaGas through the next phase of growth and value creation.

Mr. Crawford is a seasoned executive with more than 30 years of experience in the natural gas industry in both Utilities and Midstream businesses. Prior to joining AltaGas, Mr. Crawford was Senior Vice President and President, Midstream and Commercial with EQT Corporation, a premier U.S. integrated gas company. Mr. Crawford holds a Bachelor of Science in Accounting and Economics from West Virginia Wesleyan College and has obtained his Certified Public Accountant designation. For additional biographical information, see “Director Nominees”.

D. James Harbilas, Executive Vice President and Chief Financial Officer

In his role as Executive Vice President and CFO, Mr. Harbilas is responsible for the overall financial strategy of AltaGas as well as its risk management, treasury, corporate development, and capital market functions.

Mr. Harbilas joined AltaGas from Enerflex Ltd., a Calgary-based, international natural gas services company, where he served as Executive Vice President and Chief Financial Officer for over 11 years. Prior to that, he served as Vice President, Finance and Chief Financial Officer of Fortis Alberta Inc., a regulated utility. Mr. Harbilas holds a Bachelor of Commerce degree from Concordia University and is a member of the Chartered Professional Accountants of Alberta.

Donald (Blue) Jenkins, Executive Vice President and President, Utilities and President, Washington Gas

In his role, Mr. Jenkins provides leadership of the Utilities division, and is responsible for aligning the divisional strategy, advancing customer experience and operational excellence with AltaGas’ strategic direction.

Mr. Jenkins brings more than two decades of experience in all facets of the energy industry including senior leadership roles in commercial strategy, business development, trading, information technology and safety. Before joining AltaGas, Mr. Jenkins served as Chief Commercial Officer at EQT Corporation and also held various executive roles with BP. He holds a Master of Business Administration degree from the Kellogg School of Management at Northwestern University and a Bachelor of Science in Accounting from Brigham Young University.

Randy Toone, Executive Vice President and President, Midstream

In his role, Mr. Toone provides leadership of the Midstream division, and is responsible for aligning the divisional strategy, commercial and business development, and operational excellence with AltaGas’ strategic direction and growth targets.

Mr. Toone has more than 25 years of experience in the energy industry in both exploration and production and midstream businesses. His experience with AltaGas started in 2003, where he progressed his career from operations to senior management. Mr. Toone then served as Chief Operating Officer with CSV Midstream and as a Country Manager for TAG OIL in New Zealand before rejoining the AltaGas team. Mr. Toone holds a Bachelor of Science, Mechanical Engineering, from the University of Calgary and attended the Executive Program at the Ivey Business School at Western University.

Corine Bushfield, Executive Vice President and Chief Administrative Officer

In her role as Executive Vice President and Chief Administrative Officer (“CAO”), Ms. Bushfield is responsible for corporate-wide functions including human resources, information technology and supply chain management.

Ms. Bushfield is a Chartered Professional Accountant with more than 25 years of oil and gas industry experience. Over her career, Ms. Bushfield has worked at PricewaterhouseCoopers LLP in the auditing and transaction services groups, Encana Corporation as Vice President and Assistant Controller, and with Long Run Exploration as Senior Vice President and CFO. Ms. Bushfield holds a Bachelor of Commerce degree from the University of Calgary and is a member of the Chartered Professional Accountants of Alberta.

AltaGas Ltd. – 2022 Management Information Circular	63

2021 NEO Compensation Summary

The 2021 NEO compensation approved by the HRC Committee and Board is summarized below.

	Annual Base Salary	STI Target (% of Base Salary)	LTI Target (% of Base Salary)	Compensation At-Risk
Randall Crawford President & CEO	US$925,000	100%	400%	83%
James Harbilas EVP & CFO	$515,000	75%	230%	75%
Blue Jenkins EVP & President, Utilities	US$550,000	80%	210%	74%
Randy Toone EVP & President, Midstream	$452,000	80%	210%	74%
Corine Bushfield EVP & CAO	$452,000	60%	200%	72%

Base salary and incentive targets are set annually in December effective for the coming year. These compensation recommendations are made by the HRC Committee and reviewed with the Board for approval. In setting executive compensation, the scope of responsibility of each executive is considered to determine the weighting of the Canadian vs. U.S. peer group to be applied. The proposed compensation is benchmarked against the peer group market data and factors in both individual and corporate performance.

Consistent with our annual cycle timelines, 2021 compensation was approved in December 2020, effective for January 1, 2021. The decision was to maintain a conservative compensation approach for 2021 and no changes were made to NEO base salaries or incentive targets. Additionally, the company’s compensation program design is significantly weighted towards performance incentives that allow the ability to recognize executives’ contributions when the performance criteria are met or exceeded.

AltaGas Ltd. – 2022 Management Information Circular	64

2021 NEO Compensation Mix

AltaGas targets a significant percentage of executive total compensation to be at-risk and weighted toward long-term incentives. This design provides for strong alignment between executive compensation and long-term company performance, while discouraging inappropriate short-term risk taking.

In 2021, AltaGas’ targeted compensation mix for executives continued to be as follows:

Peer Group Weighting

For executive compensation benchmarking, a weighted average of the Canadian and U.S. peer groups is used for each executive. The weighting of the Canadian and U.S. peer groups is reviewed and set annually for each AltaGas executive based on the scope of responsibility and the relevant market for talent.

The weightings reflect the scope of responsibility of the executives which spans across two diversified platforms with a significant U.S. footprint (approximately 70% or more of the company’s business are U.S. based). In addition, the relevant market for talent acquisition was also considered for each role. No changes were made to the weightings in 2021 compensation benchmarking.

The application of the peer groups to each NEO is summarized below:

	Canadian Peer Group	U.S. Peer Group
Randall Crawford President & CEO	33%	67%
James Harbilas EVP & CFO	50%	50%
Blue Jenkins EVP & President, Utilities	0%	100%
Randy Toone EVP & President, Midstream	67%	33%
Corine Bushfield EVP & CAO	50%	50%

Base Salary

Base salary provides a competitive rate of annual compensation, targeting approximately the 50th percentile of AltaGas’ peer groups, while recognizing the executives’ skills, competencies and responsibilities.

AltaGas executive salaries are reviewed by the HRC Committee and recommended to the Board for approval.

AltaGas Ltd. – 2022 Management Information Circular	65

Short-Term Incentive Plan

AltaGas’ STI Plan provides an annual cash performance incentive tied to the achievement of corporate, divisional and individual results. The STI compensation for executives is recommended by the HRC Committee and approved by the Board.

STI Process

The STI process includes the following steps to ensure that compensation determined under the STI Plan aligns with our pay-for-performance philosophy.

Set STI Plan Targets

As part of the annual review of executive compensation, STI targets are set as a percentage of base salary. Set targets are based on review of market and peer group compensation data, compared against the relative responsibilities and level of experience required for the position, as discussed under “Compensation Benchmarking” above.

STI targets for executives are approved annually by the HRC Committee and the Board.

Set Performance Criteria at Beginning of Year

The STI pool is determined to be eligible for funding based on the achievement of a set financial performance target. For 2021, the HRC Committee and the Board set the target based on meeting normalized EBITDA from the 2021 business plan.

Once the STI pool is determined to be funded, the amount of the funding is based on the results of divisional and corporate value drivers (objectives). Value drivers are set annually based on a combination of strategic, financial, capital and operational efficiency and CSR objectives. The combination and weighting of the set value drivers is dependent on the priorities established for the year. Each value driver has objective measures established for determining success and exceeds ratings. Maximum payout is 2x target.

These value drivers are reviewed and approved by the HRC Committee and Board at the beginning of each year.

Evaluate Performance Results at Year End

In evaluating annual results, the first step is to determine if the set financial performance target is met. If the threshold financial performance target is not met, the STI pool will not fund and no payouts will be made. For 2021, the normalized EBITDA actual results had to meet the threshold of 80% or greater of the financial performance target for the STI pool to be funded, with no STI pool funded if actual results were below 80% of target.

The Audit Committee reviews the normalized EBITDA result and approves the funding of the STI pool. Performance below the financial target and above the 80% threshold of normalized EBITDA correspondingly reduces the size of the STI pool. Performance at target fully funds the STI pool. Performance exceeding the financial target does not increase the size of the STI pool.

Once the STI pool is funded, the amount of the pool payout is determined based on the achievement of the divisional and corporate value drivers. For each value driver, actual performance results are reviewed and compared to success and exceeds measures approved at the beginning of the year. If the result meets a ‘success’ measure, the payout is 1x. If a result meets an ‘exceeds’ measure, the payout is up to 2x. The weighted average of the total value driver results determines the size of the pool to be distributed to individuals based on their achievement and contribution to the value driver results.

The value driver results are reviewed and approved by the HRC Committee and Board.

Determine Individual Awards

After setting the STI pool available for distribution, individual STI awards are determined based on an individual’s achievement and contribution to the value driver results.

Individual performance for AltaGas executives is reviewed by the President and CEO. The President and CEO considers each executives’ contributions to the achievement of AltaGas’ value driver results and recommends a STI performance multiplier to be applied against his/her STI target to the HRC Committee. The HRC Committee reviews the recommendations with the President and CEO and recommends the final multiplier to the Board for approval.

The value drivers and performance results for the President and CEO are reviewed and recommended by the HRC Committee and approved by the Board based on AltaGas’ corporate performance and achievement of the divisional and corporate value drivers.

Individual STI awards can range from 0 - 2.5x the STI target for each executive, subject to the overall maximum STI pool available for allocation. The Board and executive believe that this STI Plan design allows for the ability to recognize and reward superior individual contributions towards the achievement of enterprise-wide results. No STI awards are made to any executive officer who does not meet the targets applicable to them.

AltaGas Ltd. – 2022 Management Information Circular	66

Calculation of STI Awards

For 2021, the normalized EBITDA targets for the divisions and corporate were set based on the 2021 business plan. The corporate target was set in December 2020 within the publicly disclosed 2021 normalized EBITDA guidance range of $1.4 - $1.5 billion.

The 2021 value drivers were set based on a combination of strategic, financial, capital and operational efficiency, emerging ecosystems and CSR objectives, with CSR weighted at 15% of the total drivers. In 2021, the company added a strategic category for emerging energy ecosystems weighted at 10% focused on carbon reduction and decarbonization strategies preparing for the transition to emerging fuels of the future. As a result, ESG objectives comprise 25% of our overall short- term incentive value drivers and indicates our commitment to integrate ESG priorities into our business strategy.

Each value driver had success (1x payout) and exceeds (up to 2x payout) measures approved by the Board that were used to evaluate 2021 performance results.

For 2021, the value drivers included:

▪	Achieve set business unit operating and financial metric targets, including improvements aligned with multi-year operational excellence program

▪	Execute Utilities regulatory strategy and capital portfolio management to achieve planned risk reduction and targeted rate of return

▪	Develop customer strategy to improve Utilities customer experience

▪	Optimize and integrate Petrogas, significantly expanding integrated Midstream and energy export capabilities

▪	Optimize and increase utilization at existing Midstream facilities, while attracting additional volumes to continue to de-risk the business

▪	Achieve Corporate Social Responsibility factors, including in relation to ethical practices, compliance and leadership in safety and environment, diversity and inclusion, cybersecurity and information technology and corporate practices and regulations

▪	Progress our ESG initiatives including identifying carbon reduction, decarbonization and energy efficiency strategies

▪	Continue to invest in our people and foster diversity and inclusion through effective leadership engagement, performance management, employee development, knowledge transfer and involvement in the organization’s bi-annual employee engagement survey

As an essential service provider, we have a long history of linking our commitment to providing safe and reliable service to our core values as well as our short-term incentive program. With the ongoing COVID-19 pandemic, we continued to link our operational value drivers to ensure our business continuity plans were robust, to provide safe, reliable service, while supporting our customers and the health and safety of our employees during these uncertain times.

The success and exceeds measures for each value driver have not been disclosed for competitive reasons.

AltaGas Ltd. – 2022 Management Information Circular	67

2021 Achieved Results

Before determining individual STI awards, the HRC Committee and the Board reviewed the actual normalized EBITDA results compared to the financial performance target and the value drivers for the divisions and corporate. The Audit Committee reviewed the normalized EBITDA calculation and recommended the funding of the STI pool.

Normalized EBITDA is a non-GAAP measure. See “Advisories – Non-GAAP Measures”.

Normalized EBITDA results for 2021 were $1.490 billion, which was in the upper end of the original 2021 guidance range issued in December 2020. The HRC Committee, based on a recommendation by the Audit Committee, recommended the STI pools be funded based on the normalized EBITDA results by operating segment, which are presented in the annual MD&A. The STI pool funding and performance was reviewed by internal audit, and the financial results to support the funding of the STI pool were reviewed by the Audit Committee.

AltaGas delivered strong 2021 results that demonstrated the growth and resilience of the business. This included the company’s normalized EPS growth and total shareholder returns, both being at the top of AltaGas’ PU peer group (see “Long-Term Incentive Program – 2021 Performance Unit Measures”).

The following are some of the company’s notable value driver accomplishments:

✓	Achieved normalized EBITDA of $1.490 billion for 2021, which was an approximate 14% increase over the prior year and at the top end of the original 2021 guidance range issued in December 2020 ($1.4 - $1.5 billion) and near the mid-point of the revised guidance increased in April 2021 ($1.475 - $1.525 billion)

✓	Achieved normalized EPS of $1.78 for 2021, which was a 25% increase over the prior year and exceeded the top end of the original 2021 guidance range issued in December 2020 ($1.45 - $1.55) and was at the upper end of the guidance increased in April 2021 ($1.65 - $1.80)

✓	Achieved normalized FFO per share of $4.28 for 2021, which was a 19% increase over the prior year

✓	Increased 2021 dividend by 4%, while positioning for continued growth that was demonstrated in the 2022 dividend increase of 6% announced in December 2021

✓	As demonstrated in our 2021 ESG report, progressed our ESG initiatives and integration within our business strategy, including developing goals to mark and track our progress for decarbonization and GHG emission reductions, safety and diversity and inclusion. Our goals demonstrate our commitment to our journey of continuous improvement

✓	Advanced our safety culture with the implementation of enterprise-wide incident and emergency response management systems, enhanced emergency response training, and increased senior management site visits

✓	Strengthened our employee value proposition by completing robust succession planning, delivering new leadership development programs, targeted work force planning, and successfully integrated Petrogas employees into the organization. In addition, we introduced flexible work arrangements across the enterprise to enhance employee engagement, by advancing opportunities for diversity and inclusion, productivity and reinforcing our performance-based culture

✓	Invested in our utilities for our customers, increasing Utilities rate base by approximately 8% to US$4.7 billion, while continuing to instill the operational excellence model. Progressed closing the ROE gap at WGL through capital cost, operating cost and regulatory discipline

✓	Reduced WGL incoming leak rates by 13% and lowered leak repair costs by 15%

✓	Developed a WGL customer satisfaction improvement strategy focused on improving long-term customer service with a goal of consistently exceeding long-term customer services standards in the years ahead

✓	Progressed initiatives around Utilities carbon reduction initiatives through ongoing execution on modernization of pipeline infrastructure and advancing local opportunities for renewable natural gas including obtaining regulatory support for Washington Gas to support Washington Suburban Sanitary Commission’s first renewable natural gas (RNG) project

✓	Filed the largest accelerated pipeline replacement case in Virginia’s history through the Steps to Advance Virginia’s Energy (SAVE), with a request of approximately US$890 million in accelerated capital to continue upgrading and modernizing infrastructure for the period from 2023-2027 to benefit the customer

✓	Continued to advance the global export strategy. This included integrating Petrogas, advancing opportunities for butane export and applying for a 25-year butane export license, acquiring land adjacent to Ferndale providing opportunities for future growth and optimization and securing opportunity for vertical integration with the ability to gain additional control over shipping through two new time-chartered dual-fuel Very Large Gas Carriers (“VLGCs”)

AltaGas Ltd. – 2022 Management Information Circular	68

✓	Significantly increased global exports volumes and hit new records for aggregate exports across both export facilities in two consecutive quarters (100,000 barrels per day in Q3 2021)

✓	Delivered operational synergies of the combined AltaGas and Petrogas businesses, exceeding the $30 million run-rate target identified on closing of the transaction, while reducing operating and capital costs below plan in all facilities

✓	Continued to optimize and increase utilization at existing Midstream facilities, including marked growth in gas processing and fractionation and liquids handling with 2021 inlet volumes increasing approximately 10% over 2020

✓	Monetized AltaGas’ U.S. transportation and storage business for $344 million, as part of non-core asset monetization strategy, reducing 2021 leverage by approximately $485 million or 0.5x debt/EBITDA based on a combination of the strong 2021 earnings contribution and the sale of the business, while advancing AltaGas’ de-risking strategy

✓	Refinanced $800 million of 2021 debt maturities at lower interest rates while staggering and extending AltaGas’ maturity profile

✓	Ongoing balance sheet de-leveraging and improved financial flexibility, without raising equity

Our 2021 accomplishments were also demonstrated in our strong total shareholder return performance from December 31, 2020 to December 31, 2021 in comparison to AltaGas’ PU peer group, which are those peers with whom we compete for capital (see “Long-Term Incentive Program – 2021 Performance Unit Measures” for the list of these peers). As depicted in the graph below, AltaGas’ total shareholder return increased by 53% over the period and significantly exceeded AltaGas’ PU peer group average return. We believe this speaks to our continued execution of purposeful actions that have re-focused and de-risked our business.

AltaGas Ltd. – 2022 Management Information Circular	69

Determining Individual Awards

Individual STI awards are determined based on each executive’s achievement and contribution to the divisional and corporate value driver results. The executive’s performance is reviewed and compared to the success and exceeds measures for each value driver. The Board and HRC Committee consider the executive’s performance and incremental value added to the overall success achieved by AltaGas when determining STI awards.

Based on the executive’s achievements during the year, the President and CEO recommends the STI performance multiplier to be applied against his/her STI target to the HRC Committee. The HRC Committee recommends, and the Board approves the final multiplier.

Based on the President and CEO’s achievements during the year, the HRC Committee recommends the STI performance multiplier to be applied against his STI target to the Board for approval.

The Board reviewed AltaGas’ achieved results against the set value drivers and each executive’s individual contributions toward those value drivers and determined that the executives both met and exceeded specific value drivers. In making these determinations, the Board recognized that 2021 was another strong year both financially and operationally for AltaGas. The executive team continues to operate a diversified business model that demonstrates strong advantages throughout market cycles and operating environments.

Based on the performance of the executive team in 2021 against the targets set in early 2021, the STI program paid out at the following amounts to each executive. A listing of each NEO’s key 2021 accomplishments follows the table. For Mr. Crawford, total direct compensation (salary + STI + LTI) awarded including his 2021 STI is at approximately the 63rd percentile of the peer group. This result aligns with the company’s pay-for-performance philosophy such that when performance goals are achieved, total compensation meets or exceeds the median of the peer group.

Name	Base Salary	STI Target (% of base salary)	STI Target $	2021 STI Payment $
Randall Crawford(1) President & CEO	$1,159,488 (US$925,000)	100%	$1,159,488 (US$925,000)	$2,203,026 (US$1,757,500)
James Harbilas EVP & CFO	$515,000	75%	$386,250	$772,500
Blue Jenkins(1) EVP & President, Utilities	$689,425 (US$550,000)	80%	$551,540 (US$440,000)	$965,195 (US$770,000)
Randy Toone EVP & President, Midstream	$452,000	80%	$361,600	$723,200
Corine Bushfield EVP & CAO	$452,000	60%	$271,200	$542,400

Note:

(1)	Mr. Crawford and Mr. Jenkins are compensated in U.S. dollars. Compensation values were converted to Canadian dollars using the 2021 annual average exchange rate of $1.2535.

AltaGas Ltd. – 2022 Management Information Circular	70

In determining the STI awards, the Board considered the following accomplishments for each NEO in 2021.

Employee	2021 Key Accomplishments
Randall Crawford President & CEO

✓     Advanced our ESG initiatives into strategic planning, risk management and capital allocation processes, to prepare our organization to effectively participate in the energy evolution

✓    Successfully led the development of ESG goals for decarbonization and GHG emissions reductions, safety and diversity and inclusion, focused on reducing our carbon emissions and maximizing benefits for our customers, communities and shareholders

✓    Continued outstanding leadership of the organization during the pandemic, including advancing our corporate giving campaigns with a focus on food security across our service territory

✓     Led the achievement of 2021 normalized EPS of $1.78, an increase of 25% over 2020 and at the upper end of the increased guidance range issued in April 2021

✓     Led the achievement of 2021 normalized EBITDA of $1.490 billion, an increase of approximately 14% over the prior year and at the top end of the original guidance issued in December 2020 and near the mid point of the increased revised guidance range issued in April 2021

✓    As recommended to the Board, increased 2021 dividend by 4%, while positioning for continued growth that was demonstrated in the 2022 dividend increase of 6% announced in December 2021

✓    Championed the advancement of employee resource groups, with participation increasing over 35% from 2020. The groups are strategic business resources that support recruitment and retention, and positively impact our culture and communities through giving and volunteerism

✓     Strengthened our employee value proposition by completing robust succession planning, delivering new leadership development programs, targeted work force planning, and successfully integrated Petrogas employees into the organization

✓     Introduced flexible work arrangements across the enterprise to enhance employee engagement, by advancing opportunities for diversity and inclusion, productivity and reinforcing our performance-based culture

✓     Advanced our safety culture with the alignment of enterprise-wide incident and emergency response management systems, enhanced emergency response training, and increased senior management site visits

✓     Successfully completed AltaGas’ 2021 Investor Day, with positive feedback from analysts and Shareholders

✓     Oversaw the deployment of ~$800 million self-funded capital program, focused on more timely return on investment

✓     Executed $365 million in non-core asset sales, including monetizing the U.S. transportation and storage business, which reduced 2021 leverage by ~$485 million or 0.5x debt/EBITDA based on a combination of the strong 2021 earnings contribution and the asset sale, while advancing AltaGas’ de-risking strategy

✓     Achieved target of controllable Corporate General and Administrative (“G&A”) cost reduction of 5%, in addition to the 10% achieved in 2020

AltaGas Ltd. – 2022 Management Information Circular	71

James Harbilas EVP & CFO

✓     Led the achievement of 2021 normalized EPS of $1.78, an increase of 25% over 2020 and at the upper end of the increased guidance range issued in April 2021

✓     Led the achievement of 2021 normalized EBITDA of $1.490 billion, an increase of approximately 14% over the prior year and at the top end of the original guidance issued in December 2020 and near the mid point of the increased revised guidance range issued in April 2021

✓     Outlined recommended dividend policy, which increased 2021 dividend by 4%, while positioning for continued growth that was demonstrated in the 2022 dividend increase of 6% announced in December 2021

✓     Effectively integrated Petrogas finance activities and contributed to exceeding the $30 million in run-rate synergies identified

✓     Successfully completed AltaGas’ 2021 Investor Day, with positive feedback from analysts and Shareholders

✓     Oversaw the execution of $365 million in non-core asset sales, including monetizing the U.S. transportation and storage business, which reduced 2021 leverage by approximately $485 million or 0.5x debt/EBITDA based on a combination of the strong 2021 earnings contribution and the asset sale, while advancing AltaGas’ de-risking strategy

✓     Refinanced $800 million of 2021 debt maturities at lower interest rates while staggering and extending AltaGas’ maturity profile

✓     Led ongoing balance sheet de-leveraging and improved financial flexibility, without raising equity. Evidenced by significantly improved leverage metrics with Funds Flow from Operations to Debt of 13.4% for 2021 versus 10% for 2020

✓    Achieved target of controllable Corporate G&A cost reduction of 5%, in addition to the 10% achieved in 2020

✓    Led the reduction of corporate taxes and bad debt expense

✓    Improved the strength and diversity of the Finance team, recruiting in experienced talent and developing internal succession candidates

Blue Jenkins EVP & President, Utilities

✓    Continued to instill the operational excellence model in the Utilities, making progress closing the ROE gap at WGL through capital cost, operating cost and regulatory discipline. Reduced WGL incoming leak rates by 13% and lowered leak repair costs by 15%

✓    Developed a WGL customer satisfaction improvement strategy focused on improving long-term customer service with a goal of consistently exceeding long-term customer services standards in the years ahead

✓    Invested in the Utilities rate base for the benefit of customers which resulted in an increase of approximately 8% to US$4.7 billion

✓    Managed disciplined investments of $584 million, with capital spending heavily weighted towards Accelerated Pipeline Replacement Programs which permit the modernization of aging infrastructure to improve the safety and reliability of service and contribute toward GHG emission reductions

✓    Progressed initiatives around Utilities carbon reduction initiatives through ongoing execution on modernization of pipeline infrastructure and advancing local opportunities for renewable natural gas including obtaining regulatory support for Washington Gas to support Washington Suburban Sanitary Commission’s first RNG project. Successfully led the development of GHG emissions reduction targets for 2030

✓    Filed the largest accelerated pipeline replacement case in Virginia’s history through SAVE, requesting approximately US$890 million in funding between 2023-2027 to continue to advance pipeline replacement of aging infrastructure. Successfully completed D.C. and Maryland rate cases, while current CINGSA rate case is ongoing

✓    Advanced our safety culture with the alignment of enterprise-wide incident and emergency response management systems, enhanced emergency response training, and increased senior management site visits

✓    Executed key Utilities leadership changes to build organizational capability to drive strategic priorities, recruited in experienced talent and promoted and developed internal succession candidates

✓    Oversaw the U.S. transportation and storage business, which produced outsize performance in the first quarter of 2021. Co-led the subsequent monetization of that business for $344 million, as part of non-core asset monetization strategy

AltaGas Ltd. – 2022 Management Information Circular	72

Randy Toone EVP & President, Midstream

✓    Continued to advance the global export strategy. This included integrating Petrogas, advancing opportunities for butane export and applying for a 25-year butane export license, acquiring land adjacent to Ferndale providing opportunities for future growth and optimization and securing opportunity for vertical integration with the ability to gain additional control over shipping through two new time-chartered dual-fuel VLGCs

✓    Significantly increased global exports volumes and hit new records for aggregate exports across both export facilities in two consecutive quarters (100,000 barrels per day in Q3 2021)

✓    Achieved normalized EBITDA of $734 million in Midstream business, an increase of 55% over 2020

✓    Delivered operational synergies of the combined AltaGas and Petrogas businesses, exceeding the $30 million run-rate target identified on closing of the transaction

✓    Continued to optimize and increase utilization at existing Midstream facilities, including marked growth in gas processing and fractionation and liquids handling with 2021 inlet volumes increasing approximately 10% over 2020

✓    Delivered roadmap to significantly reduce the Midstream GHG emissions intensity with targets established and opportunities identified for strategic investment, including carbon capture sequestration

✓    Successfully progressed key process and technology improvements to optimize logistics and reduce costs

✓    Executed key leadership changes to successfully integrate Petrogas, advance the division’s strategy and build organizational capability to drive strategic priorities

✓    Advanced our safety culture with the alignment of enterprise-wide incident and emergency response management systems, enhanced emergency response training, and increased senior management site visits

Corine Bushfield EVP & CAO

✓    Strengthened our employee value proposition by completing robust succession planning, delivering new leadership development programs, targeted work force planning, and successfully integrated Petrogas employees into the organization. Increased organizational capability via innovative digital learning throughout the enterprise

✓    Led introduction of flexible work arrangements across the enterprise to enhance employee engagement, by advancing opportunities for diversity and inclusion, productivity and reinforcing our performance-based culture

✓    Successfully led the development of diversity and inclusion ESG goal towards gender balance of 40% representation of females and males in VP & above positions by 2030 to meet objectives of diversity being reflective of communities we live and work

✓    Executed key leadership changes throughout the organization, to advance our strategy and build organizational capability to drive strategic priorities. Supported the recruitment of experienced talent and promoted and developed internal succession candidates

✓    Continued leadership and effective management during the pandemic to ensure safety of workforce, employee wellness, execution of business plans and minimal supply chain disruptions

✓    Proactively supported the organization from cyber threats to protect our assets, while expanding our digital capabilities to execute our strategy

✓    Developed and began executing plan to enhance supply chain capability, while minimizing disruptions in a challenging environment and increasing supplier diversity spend

✓    Championed the advancement of employee resource groups (ERGs), with the addition of two new ERGs and employee participation increasing over 35% from 2020. The ERGs are strategic business resources that support recruitment and retention, and positively impacting our culture and communities through giving and volunteerism

✓    Achieved target of controllable Corporate G&A cost reduction of 5%, in addition to the 10% achieved in 2020

Normalized EBITDA, normalized FFO and normalized EPS are non-GAAP measures. See “Advisories – Non-GAAP Measures”.

AltaGas Ltd. – 2022 Management Information Circular	73

Long-Term Incentive Program

AltaGas’ LTI program is intended to align executive and Shareholder interests by directly linking a portion of executives’ total compensation with long-term Shareholder value. LTI grants are typically awarded on an annual basis, after considering competitive compensation benchmark data, the executive’s level of responsibility, sustained performance and need for retention of critical skills. The Board, as recommended by the HRC Committee, approves the grants under the LTI program.

	Performance Units (PUs)	Restricted Units (RUs)	Options
Description

Variable cash compensation that rewards employee performance over a 3-year period for the achievement of AltaGas performance targets.

Performance below a pre-determined range will result in a zero payout.

		Variable cash compensation that rewards employees over a 3-year period for the achievement of AltaGas performance targets. RUs only vest if the company pays a dividend during the vesting period.	Variable equity-based compensation that rewards employees for creating long-term shareholder value. Granted in the form of options to purchase Shares which typically vest over 3 years and expire after a period of 6 to 10 years. The realizable value is determined based on the increase in Share price.
Vesting	3-year cliff vesting	3-year cliff vesting	1/3 each year for 3 years
Performance period / expiry	3 years		6 years
Payout value	# units (incl dividend accumulations) x Share price x performance multiplier	# units (incl dividend accumulations) x Share price	# units x (Share price less Option grant price)
Performance multiplier	0 - 2x	-	-
Form of payout	Cash		Shares
Timing of payout	Vesting Date		Time of exercise

AltaGas amended its LTI Plans, including the Phantom Unit Plan (PUs and RUs) and the Option Plan (Options) in 2019 to allow for LTI awards under both plans to continue (without automatically vesting) in the event of a change of control in certain circumstances. LTI awards granted under the amended plans will vest on a change of control only if there is also an associated termination within one year of the change of control or if the resulting entity does not or cannot assume the obligations of AltaGas under the outstanding agreements.

Additional details of the Phantom Unit Plan and Option Plan are included in “Schedule B”.

AltaGas Ltd. – 2022 Management Information Circular	74

2021 LTI Grants

Similar to 2020, the LTI grants in 2021 to executives were heavily weighted in the form of PUs. The 2021 grant mix for NEOs was 60% PUs and 40% Options.

			Allocation
	LTI Target		PUs(1)		RUs		Options(2)
Name	% of Salary	Grant Value	# Units	% of Grant Value	# Units	% of Grant Value	# Units	% of Grant Value
Randall Crawford(3)	400%	$4,874,750 (US$3,700,000)	155,826	60%	-	-	585,556	40%
James Harbilas	230%	$1,184,500	37,864	60%	-	-	142,282	40%
Blue Jenkins(3)	210%	$1,521,713 (US$1,155,000)	48,643	60%	-	-	182,788	40%
Randy Toone	210%	$949,200	30,342	60%	-	-	114,018	40%
Corine Bushfield	200%	$904,000	28,897	60%	-	-	108,589	40%

Notes:

(1)	Number of PUs granted were determined based on the percentage of total grant value divided by the five-day average closing price of the Shares preceding the grant date.

(2)	Number of Options granted were determined based on the percentage of the total grant value divided by $3.33 per Option, which was the higher of (i) the established floor of $2.50 per Option; and (ii) the value from the Black-Scholes-Merton valuation model.

(3)	Salaries for Mr. Crawford and Mr. Jenkins are set in U.S. dollars. LTI target grant value was determined in Canadian dollars by using the five-year average exchange rate of $1.3175 at the time of grant.

2021 Performance Unit Measures

The HRC Committee believes that PU measures should link payments with corporate performance and Shareholder returns. PU measures were updated in 2018 to be based on 50% normalized funds from operations (FFO) per share and 50% relative total shareholder return (TSR) results compared to a PU peer group. The PU payout is capped at 2.0x target. The 2021 PU measures are consistent with those used for 2018, 2019 and 2020 grants. FFO is a non-GAAP measure. See “Advisories – Non-GAAP Measures”.

The following table summarizes the PU payout multiplier for the 2021 PU grants with a vesting date in 2024.

		Relative TSR (50% weighting)
		<25th Percentile (0x)	25th Percentile (0.5x)	50th Percentile (1x)	≥75th Percentile (2x)
Normalized FFO Per Share Growth (50% weighting)	≥10% (2.0x)	1.00	1.25	1.50	2.00
	8% (1.5x)	0.75	1.00	1.25	1.75
	6% (1.0x)	0.50	0.75	1.00	1.50
	2% (0.5x)	0.25	0.50	0.75	1.25
	<2% (0x)	0.00	0.25	0.50	1.00

The PU peer group for measuring relative TSR for the 2021 PU grants is consistent with that approved for the 2018, 2019 and 2020 PU grants and was approved by the HRC Committee and Board in December 2020.

The peer group is comprised of utilities and midstream Canadian peer companies, representing the companies that AltaGas directly competes with for market capital. In setting the PU peer group, various factors were considered by management in consultation with Mercer, including business mix and industry. Management’s recommendations were considered by the HRC Committee, in consultation with Hugessen. The PU peer group continues to include the following companies: Algonquin Power & Utilities Corp., Enbridge Inc., Emera Incorporated, Fortis Inc., Gibson Energy Inc., Keyera Corp., Pembina Pipeline Corp. and TC Energy Corporation. Inter Pipeline was removed from the approved peer group as a result of the acquisition by Brookfield Infrastructure.

AltaGas Ltd. – 2022 Management Information Circular	75

Performance Units Vesting in 2021

The 2018 LTI grant for executives occurred in December, aligning to the appointment of Mr. Crawford as our new CEO and following the closing of the WGL acquisition.

The 2018 PU measures were based on the compounded average growth rate of normalized FFO per Share and relative total shareholder return performance versus the approved PU peer group. The performance period was 2019 to 2021, with a baseline of 2018. The normalized FFO per Share was adjusted for comparability given the significant amount of acquisitions and divestitures in the period. The WG normalized FFO was added to the baseline for the first half of 2018 (prior to the acquisition) with the removal of assets sold between the two periods. These adjustments were reviewed and recommended by the Audit Committee to the Board. Based on results achieved, the PU multiplier of 2.0x was approved by the Board upon the recommendation of the HRC Committee. Without adjusting normalized FFO per Share, the PU multiplier of 2.0x would still have been achieved.

Measure	Target	Actual	Multiplier
Adjusted Normalized FFO per Share	5% CAGR	10.9% CAGR	2.0x
TSR	50th percentile	100th percentile	2.0x
PU Multiplier			2.0x

Normalized FFO per Share is a non-GAAP measure. See “Advisories – Non-GAAP Measures”.

Retirement and Savings Benefits

AltaGas provides retirement and other benefits to employees and executives as noted below as part of its total compensation package. AltaGas’ retirement and savings framework sets out the governance structure and processes for overseeing the management and administration of plans sponsored by the company to ensure that they are being properly administered. The plans are reviewed regularly to ensure they are appropriately structured to reflect changes in AltaGas’ business and the markets within which it competes for talent.

Defined Contribution Pension Plan

AltaGas has a registered defined contribution pension plan (“DC Pension Plan”) for its Canadian employees, including executives. Under the DC Pension Plan:

✓	AltaGas contributes an amount equal to 4% of base salary plus an additional service-related match of optional employee contributions of up to 2% of base salary

✓	AltaGas’ contributions on behalf of employees vest immediately

✓	Individuals direct the investment of both their own and AltaGas’ contributions into one or a combination of target date funds, target risk funds, individual investment funds and/or guaranteed investment certificates

U.S. executives participate in a 401(k) plan. The 401(k) plans are tax-qualified retirement plans in which the NEOs participate on the same terms as other participating U.S. employees. Mr. Jenkins also participates in the WGL Defined Contribution Restoration Plan which provides supplemental retirement benefits to employees whose base salary exceeds the limit set forth in Section 401(a)(17) of the U.S. Internal Revenue Code. See also “Retirement Plan Benefits – Defined Contribution Pension Plan”.

Supplemental Executive Retirement Plan

AltaGas provides a non-registered defined benefit retirement plan for executives to supplement their AltaGas-sponsored DC Pension Plan or equivalent U.S. retirement savings plan. The Supplemental Executive Retirement Plan (“SERP”) benefit is determined such that the value of each member’s total retirement benefit is equal to the value of an annual defined benefit pension of 2% of the member’s highest three-year average earnings multiplied by the member’s years of pensionable service.

AltaGas Ltd. – 2022 Management Information Circular	76

For purposes of determining the total retirement benefit value:

(i)	earnings are defined as the member’s base salary plus a portion of his or her target bonus (either 50% or 100%), as determined by the executive’s employment agreement and the competitive market for talent;

(ii)	one year of pensionable service is credited for each year of continuing employment service, and in the case of an executive with past employment service, one year of past service recognition is credited;

(iii)	the retirement benefit is a joint life pension with a guarantee that at least five years of payments will be made. If the member was married at retirement, after the death of the member, and the expiration of the five-year guarantee, the pension will be reduced to 60% for the remainder of the spouse’s lifetime; and

(iv)	a member with at least five years of pensionable service may retire starting at age 55. The accrued retirement benefit will be reduced by 3% per year for each year that retirement precedes the member’s attainment of age 60.

The SERP will provide the difference between the value of the total retirement benefit determined above, and the deemed value of the member’s DC pension plan or equivalent employer-sponsored U.S. retirement savings plan. The SERP will pay this value to the member in equal payments from the date of the member’s retirement to the date the member attains age 70. If the executive is a U.S. taxpayer, the payout of the value will be over a 10-year period, commencing six months after retirement.

The SERP benefits will be paid from the general revenue of AltaGas as payments become due. Security for the accruing liability, except for the liability related to members who are U.S. taxpayers, will be provided through a letter of credit arrangement. See also “Retirement Plan Benefits – Supplemental Executive Retirement Plan”.

Perquisites

AltaGas executives receive limited perquisites that are consistent with the competitive market and designed to attract and retain talent, including reserved parking, vehicle allowances, club memberships, executive medical and relocation assistance.

Employee Share Purchase Savings Plan

The Employee Share Purchase Savings Plan is designed to encourage equity ownership and to help ensure AltaGas’ compensation and benefits are market-competitive. This plan is offered to all Canadian employees, including executives.

✓	AltaGas employees may contribute up to 10% of their base salary to invest in the purchase of Shares

✓	AltaGas matches employee contributions up to a maximum percentage of 5% of base salary based on the employee’s years of service with the company

✓	AltaGas’ contributions are invested in Shares which are purchased by the plan administrator from the market

✓	AltaGas’ contributions on behalf of employees vest immediately

AltaGas Ltd. – 2022 Management Information Circular	77

2021 Performance Graph

AltaGas has undergone transformational changes that have positioned the company as a more streamlined, high growth entity with financial flexibility and as a result, has meaningfully outperformed its peers and delivered a TSR of approximately 130% from 2019 to 2021. This has transpired over a period of tremendous turbulence across the global economy in the form of a downturn in energy markets and more notably, the COVID-19 pandemic. We believe this speaks to the resilience of our organization and the purposeful actions we have taken over the past few years to re-focus and de-risk our business and is a reflection of the sustained progress that we have made toward executing our long-term strategy.

The following table and graph compare the yearly percentage change in the cumulative shareholder return over the last five years on the shares (assuming a $100 investment was made on December 31, 2016), with the cumulative total return of the S&P/TSX Composite Index, a key Canadian benchmark on the TSX where AltaGas’ shares trade. The values assume the reinvestment of any declared dividends or distributions. The table and graph also show the trend in total direct compensation paid to the CEO each year over the same period. The CEO total direct compensation is aligned closely with AltaGas’ performance since the appointment of Mr. Crawford in December 2018 and the significant leadership changes that have occurred since that time.

With the change to the compensation peer group to include U.S. peers in 2018 given the pronounced increase in the U.S. operations, target compensation for the CEO and NEOs increased. This increase in the market benchmark for the executive roles reflected the increased breadth, scope and complexity of the direct responsibilities of the AltaGas executives across the enterprise. The NEOs received an increase in their base salaries and LTI targets for 2020 as a result of the company’s strong 2019 corporate performance, the increase in U.S. peer group weightings and to incent critical talent to continue to transform the organization and execute the company’s strategic plan. No changes to compensation were made from 2020 to 2021. Any change in the trading price of AltaGas’ Shares has a direct impact on future realized compensation value for the CEO and NEOs pursuant to such at-risk compensation awarded.

	2016	2017	2018	2019	2020	2021
AltaGas Ltd.	$100	$91	$49	$73	$73	$112
S&P/TSX Comp Index	$100	$109	$99	$122	$129	$161
CEO Total Direct Compensation ($M)(1)	$1.77	$2.59	$5.89(2)	$5.77	$7.32(3)	$7.19
CEO	Harris	Harris	Crawford	Crawford	Crawford	Crawford

Notes:

(1)	CEO Total Direct Compensation is comprised of base salary, STI target and grant date value of LTI awarded. Mr. Crawford’s compensation may fluctuate year over year due to conversion of his U.S. compensation to Canadian dollars.

(2)	2018 reflects annualized value for Mr. Crawford.

(3)	Mr. Crawford’s Total Direct Compensation changed in 2020 as a result of base salary and LTI target increases. No change was made in 2021.

AltaGas Ltd. – 2022 Management Information Circular	78

EXECUTIVE COMPENSATION INFORMATION

The following tables and discussion relate to compensation paid to AltaGas’ NEOs.

Summary Compensation Table

The following table sets forth information concerning the compensation paid by AltaGas to its NEOs for the three most recently completed years.

Name and Principal Position	Year Ended Dec. 31	Salary(1) ($)	Share- based Awards (2)(3) ($)	Option- based Awards (2)(4) ($)	Non-equity Incentive Plan Compensation ($)		Pension Value(1) ($)	All Other Compen -sation(6) ($)	Total Compen- sation ($)
					Annual Plans(5)	Long-term Plans
Randall Crawford(1) President & CEO	2021	1,159,510	2,921,738	1,949,901	2,203,026	nil	988,276	51,375	9,273,826
	2020	1,240,907	2,905,687	1,931,252	2,047,464	nil	1,014,662	49,420	9,189,392
	2019	1,193,725	2,192,242	1,191,175	2,388,420	nil	832,714	43,318	7,841,594
James Harbilas(7) EVP & CFO	2021	515,000	709,950	473,799	772,500	nil	447,884	40,056	2,959,189
	2020	515,000	712,856	473,800	695,250	nil	382,702	41,500	2,821,107
	2019	278,846	1,010,873	1,000,000	562,500	nil	156,366	36,729	3,045,314
Blue Jenkins(1)(6) EVP & President, Utilities	2021	689,443	912,056	608,684	965,195	nil	585,067	166,567	3,927,012
	2020	766,223	907,055	602,864	1,062,468	nil	486,376	411,605	4,236,591
	2019	Nil	528,927	358,903	23,673	nil	27,636	nil	939,138
Randy Toone(8) EVP & President, Midstream	2021	452,000	568,913	379,680	723,200	nil	292,377	49,368	2,465,538
	2020	452,000	571,258	379,680	397,760	nil	219,015	50,874	2,070,588
	2019	440,000	477,157	316,800	422,400	nil	221,547	448,029	2,325,933
Corine Bushfield(8) EVP & CAO	2021	452,000	541,819	361,601	542,400	nil	285,616	35,843	2,219,279
	2020	452,000	544,047	361,601	461,040	nil	210,455	37,059	2,066,202
	2019	440,000	477,157	318,800	419,760	nil	193,815	434,851	2,282,383

Notes:

(1)	All NEOs receive their compensation in Canadian dollars except Mr. Crawford and Mr. Jenkins who are compensated in U.S. dollars. U.S. dollar values were converted to Canadian dollars using the 2021 annual average exchange rate of $1.2535 (2020: $1.3415 and 2019: $1.3269). U.S. dollar pension values were converted to Canadian dollars using the December 31, 2021 exchange rate of $1.2678 (2020: $1.2732 and 2019: $1.2988).

(2)	Refer to the discussion of the LTI Plans under the heading “Compensation Discussion and Analysis – Long-Term Incentive Program”. Details of the LTI Plans are included in “Schedule B”.

(3)	Grant date fair value of RUs and PUs is calculated by multiplying the number of units granted by the closing price of Shares on the grant date. In respect of PUs, it is assumed that the performance criteria are met with a multiplier of 1.0x. The methodology used to calculate the fair value of RUs and PUs is the same as that used for accounting purposes.

(4)	Grant date fair value for Options is determined using the Black-Scholes-Merton valuation model. For Options granted in 2021, the Black-Scholes-Merton value was $3.33/Option (2020: $2.51/Option; 2019: $2.50/Option floor value set by the Board).

(5)	Amounts in the table reflect the STI compensation earned for services performed during the financial year, even if payable at a future date. See discussion in more detail above under the heading “Compensation Discussion and Analysis – Short-Term Incentive Plan”.

(6)	Amounts include AltaGas’ contribution under the Employee Share Purchase Savings Plan and the value of group benefits and other perquisites. For Mr. Jenkins, the value of his “All Other Compensation” in 2020 and 2021 includes costs for his relocation to Washington, D.C. (approximately US$170,000 plus income tax gross up in 2020 and approximately US$85,400 trailing costs plus income tax gross up related to his move in 2020 but paid in 2021). Values were converted to Canadian dollars using the 2021 annual average exchange rate of $1.2535 (2020: $1.3415).

(7)	2019 Share-based awards and Option-based awards for Mr. Harbilas include a one-time LTI grant issued upon hire in June 2019, which is supported by market practice with respect to executive hires. Mr. Harbilas received an LTI grant at 200% of annual base salary ($1,000,000) in the form of 40% RUs and 60% Options to partially replace the value of his long-term incentives from his previous employer that would have vested within 14 months.

(8)	2019 amounts under “All Other Compensation” for Mr. Toone and Ms. Bushfield include a one-time retention incentive that vested in September 2019. The cash retention incentive of approximately 100% of salary ($400,000) was granted by the Board in August 2018 to ensure the retention of critical executive team members during a time of significant change, including the resignation of the CEO and recently completed WGL acquisition, in order to stabilize the organization to ensure that the 2018 and 2019 strategy and objectives could be executed.

AltaGas Ltd. – 2022 Management Information Circular	79

Long-Term Incentive Plan Awards

Outstanding Option-based Awards and Share-based Awards

The following table reflects all Option-based and Share-based incentive plan awards outstanding to the NEOs on December 31, 2021.

	Option-based Awards				Share-based Awards
Name	Shares underlying unexercised Options (#)	Option exercise price(1) ($/share)	Option expiration date	Value of unexercised in-the-money Options(2) ($)	Number of PUs or RUs that have not vested(3) (#)	Market or payout value of Share- based awards that have not vested(4) ($)	Market or payout value of vested Share-based awards not paid out or distributed ($)
Randall Crawford	500,000	14.52	17-Dec-24	6,395,000	190,661 PUs	5,206,952	nil
	476,470	17.63	2-Apr-25	4,612,230	142,809 PUs	3,900,114	nil
	769,423	19.57	6-Jan-26	5,955,334	162,106 PUs	4,427,115	nil
	585,556	18.72	4-Jan-27	5,029,926	162,525 PUs	4,438,558	nil
James Harbilas	400,000	19.60	10-Jun-25	3,084,000	35,285 PUs	963,633	nil
	188,765	19.57	6-Jan-26	1,461,041	23,523 RUs	642,413	nil
	142,282	18.72	4-Jan-27	1,222,202	39,770 PUs	1,086,119	nil
					39,492 PUs	1,078,527	nil
Blue Jenkins	143,561	18.78	16-Dec-25	1,224,575	30,715 PUs	838,827	nil
	240,185	19.57	6-Jan-26	1,859,032	50,604 PUs	1,381,995	nil
	182,788	18.72	4-Jan-27	1,570,149	50,734 PUs	1,385,546	nil
Randy Toone	10,000	31.05	6-Mar-23	-	25,733 PUs	702,768	nil
	20,000	29.32	23-Oct-23	-	27,759 PUs	758,098	nil
	150,000	14.52	17-Dec-24	1,918,500	31,870 PUs	870,370	nil
	126,720	19.64	30-May-25	971,942	31,646 PUs	864,252	nil
	151,267	19.57	6-Jan-26	1,170,807
	114,018	18.72	4-Jan-27	979,415
Corine Bushfield	50,000	31.05	6-Mar-23	-	25,733 PUs	702,768	nil
	150,000	14.52	17-Dec-24	1,918,500	27,759 PUs	758,098	nil
	126,720	19.64	30-May-25	971,942	30,352 PUs	828,913	nil
	144,064	19.57	6-Jan-26	1,115,055	30,139 PUs	823,096	nil
	108,589	18.72	4-Jan-27	932,780

Notes:

(1)	The Option exercise price is set using the closing price of Shares on the trading day preceding the grant date.

(2)	The value of unexercised in-the-money Options represents the difference between the closing price of Shares on December 31, 2021 of $27.31 and the Option exercise price.

(3)	The PUs granted have a performance metric based 50% on achievement of normalized FFO per Share and 50% on AltaGas’ relative TSR. The RU performance measure is the payment of a dividend by AltaGas in the 12 months prior to the vesting date. Refer to “Long-Term Incentive Program” for more information about PUs and RUs.

(4)	Market or payout value of RUs and PUs that have not vested is calculated by multiplying the number of RUs or PUs by the closing price of Shares on December 31, 2021 of $27.31. For PUs, payout values are estimated using a performance multiplier of 1.0x.

AltaGas Ltd. – 2022 Management Information Circular	80

Incentive Plan Awards – Value Vested or Earned During 2021

The following table reflects the aggregate dollar value on vesting of Options, RUs and PUs for NEOs during the year ended December 31, 2021 and annual cash incentives earned during that year by such NEOs.

Name	Option-based awards – Value vested during 2021(1)(2) ($)	Share-based awards – Value vested during 2021(3) ($)	Non-equity incentive plan compensation – Value earned during 2021(4) ($)
Randall Crawford	2,630,490	9,548,322	2,203,026
James Harbilas	737,331	-	772,500
Blue Jenkins	374,216	-	965,195
Randy Toone	803,322	1,288,731	723,200
Corine Bushfield	803,322	1,288,731	542,400

Notes:

(1)	The value upon the vesting of Options represents the difference between the market price of Shares at the time of vesting and the Option exercise price.

(2)	Options granted vest 1/3 on each of the first, second and third anniversaries of the grant date and expire on the sixth anniversary of the grant date. Grants made prior to 2018 vest 1/4 on each of the first, second, third and fourth anniversaries of the grant date.

(3)	PUs granted as part of the 2018 LTI grant vested in 2021. Additional details on the performance measures and PU multipliers on payout are provided above under the heading “Long-Term Incentive Program - Performance Units Vesting in 2021”.

(4)	Amounts reflect the STI compensation earned for services performed during the financial year, even if payable at a future date. See discussion in more detail above under the heading “Short-Term Incentive Plan”. STI payments for Mr. Crawford and Mr. Jenkins are paid in U.S. dollars and have been converted to Canadian dollars using the 2021 annual average exchange rate of $1.2535.

Option-based awards – Value Vested During 2021

In support of the column titled “Option-based awards – Value vested during 2021” in the Incentive Plan Awards – Value Vested or Earned During 2021 table above, the following Options vested in 2021.

Name	Shares underlying Options vested during 2021 (#)	Option exercise price ($)	Vesting date	Market price of Shares on vesting date(1) ($)	Value vested during 2021(2) ($)
Randall Crawford	256,474	19.57	6-Jan-21	18.88	-
	158,823	17.63	2-Apr-21	21.18	563,823
	166,667	14.52	17-Dec-21	26.92	2,066,667
James Harbilas	62,922	19.57	6-Jan-21	18.88	-
	133,333	19.60	10-Jun-21	25.13	737,331
Blue Jenkins(3)	80,062	19.57	6-Jan-21	18.88	-
	47,854	18.78	16-Dec-21	26.60	374,216
Randy Toone	50,422	19.57	6-Jan-21	18.88	-
	2,500	31.05	6-Mar-21	19.79	-
	42,240	19.64	30-May-21	23.98	183,322
	5,000	29.32	23-Oct-21	26.78	-
	50,000	14.52	17-Dec-21	26.92	620,000
Corine Bushfield	48,021	19.57	6-Jan-21	18.88	-
	12,500	31.05	6-Mar-21	19.79	-
	42,240	19.64	30-May-21	23.98	183,322
	50,000	14.52	17-Dec-21	26.92	620,000

Notes:

(1)	Represents the closing price of the Shares on the vesting date.

(2)	Represents the difference between the closing price of the Shares on the vesting date and the exercise price of Options multiplied by the number of Shares underlying the Options vested in 2021.

(3)	Mr. Jenkins exercised vested Options in 2021 and early 2022.

AltaGas Ltd. – 2022 Management Information Circular	81

Share-based awards – Value Vested During 2021

In support of the column titled “Share-based awards – Value vested during 2021” in the Incentive Plan Awards – Value Vested or Earned During 2021 table above, the following PUs vested in 2021.

Name	Shares underlying PUs vested during 2021(1) (#)	Additional Shares accumulated(2) (#)	Vesting date	Market price of Shares(3) ($)	Value vested during 2021(4) ($)
Randall Crawford	163,000	27,661	17-Dec-21	25.04	9,548,322
James Harbilas	-	-	-	-	-
Blue Jenkins	-	-	-	-	-
Randy Toone	22,000	3,733	17-Dec-21	25.04	1,288,731
Corine Bushfield	22,000	3,733	17-Dec-21	25.04	1,288,731

Notes:

(1)	Reflects number of PUs that vested on the vesting date, based on the number of units issued on grant date, and includes the application of the final performance multiplier earned on the PUs granted.

(2)	PUs are tracked during the vesting period and dividend equivalents are awarded on the same basis as dividends declared on Shares. These dividend equivalents are accrued in the form of PUs for the benefit of the employee and paid when vesting occurs. The final performance multiplier is applied to the PUs and accumulated dividends.

(3)	The market price used to calculate amounts payable to vested PUs is the average closing price of the Shares for the 20 consecutive trading days immediately preceding the vesting date.

(4)	PUs vested in December 2021 with a performance multiplier of 2.0x. See “Performance Units Vesting in 2021” for details of PU measures for 2018 LTI grants.

Retirement Plan Benefits

Defined Contribution Pension Plan

The following table outlines the accumulated value of the DC Pension Plan or equivalent U.S. retirement savings plan for the NEOs as of December 31, 2021.

Name	Accumulated value at start of year ($)	Compensatory(1) ($)	Accumulated value at year end(2) ($)
Randall Crawford(3)	260,710	29,413	344,847
James Harbilas	50,222	20,891	88,867
Blue Jenkins(3)	83,101	55,785	174,224
Randy Toone	130,431	21,909	175,297
Corine Bushfield	124,668	21,561	171,458

Notes:

(1)	Reflects only contributions made by AltaGas on behalf of the employee.

(2)	Accumulated value at year-end reflects the accumulated value at start of year, compensatory changes, plus employee contributions to the plan as well as considers the change in market value of the total holdings.

(3)	Mr. Crawford and Mr. Jenkins participate in the 401(k) plan. Mr. Jenkins participates in the WGL DC Restoration Plan in addition to the 401(k) plan. The amounts included in the table reflect the company’s contributions on their behalf. Contributions to the plans are made in U.S. dollars and were converted into Canadian dollars. “Accumulated value at start of year” was converted using the December 31, 2020 exchange rate of $1.2732. “Compensatory” and “Accumulated value at year-end” were converted using the December 31, 2021 exchange rate of $1.2678.

AltaGas Ltd. – 2022 Management Information Circular	82

Supplemental Executive Retirement Plan

The following table outlines the SERP value for the NEOs as of December 31, 2021.

Name	Number of years credited service (#)	Annual benefits payable ($)		Present value of defined benefit obligation at start of year ($)	Compensatory change ($)	Non- compensatory change(2) ($)	Present value of defined benefit obligation at year end ($)
		At year end	At age 65
Randall Crawford(1)	3.06	142,094	405,516	1,935,964	958,862	(212,690)	2,682,137
James Harbilas	2.56	45,820	271,245	583,435	426,993	(146,266)	864,162
Blue Jenkins(1)	2.04	51,314	448,922	542,136	529,282	(134,058)	937,360
Randy Toone	5.08	62,254	248,056	1,079,150	270,468	(162,839)	1,186,779
Corine Bushfield	5.08	59,192	261,090	1,053,560	264,055	(175,293)	1,142,322

Notes:

(1)	Mr. Crawford’s and Mr. Jenkins’ pension values are calculated in U.S. dollars and have been converted to Canadian dollars. The “Present value of defined benefit obligation at start of year” was converted using the December 31, 2020 exchange rate of $1.2732. The “Compensatory change”, “Non compensatory change” and “Present value of defined benefits obligation at year end” were converted using the December 31, 2021 exchange rate of $1.2678.

(2)	Non-Compensatory change captures changes in the accounting liability that are not directly related to the executives' earnings, including interest on already accrued benefit, accounting gains or losses related to changes in actuarial assumptions. In 2021, discount rate assumption increased from last year which resulted in a decrease in liability and as such a negative non-compensatory change.

Executive Employment Agreements

Executive employment agreements (the “Executive Agreements”) are in place for all the NEOs, and outline the terms of employment, including any payments required to be made in the case of certain termination events other than for just cause. All of the agreements contain provisions related to confidentiality and those entered into in 2018 or later, including those of Mr. Crawford, Mr. Harbilas, and Mr. Jenkins, expressly incorporate AltaGas’ clawback policy and include non-solicitation provisions.

Termination and Change of Control Arrangements

In any termination event, NEOs are entitled to receive:

▪	Any unpaid installments of base salary up to and including the date of termination (“Termination Date”);

▪	Vacation pay for accrued but unused vacation to the Termination Date; and

▪	Any bonus under the STI for the prior year which was earned and not yet paid.

In certain circumstances, including termination without cause or termination following a change of control, NEOs are also entitled to receive an additional cash payment upon the execution of a release in favour of AltaGas. The “Termination Payment” consists of an amount equal to a multiple of: (i) the annual base salary in effect during the last month of employment; plus (ii) the product of (i) multiplied by the annual target bonus percentage; plus (iii) the value of the benefit entitlement for a one-year period. The multiple for each of the NEOs is 2x.

The definition of change of control in the Executive Agreements and under the LTI Plans is substantially similar, and includes (i) a sale or other disposition of all or substantially all of AltaGas’ assets, (ii) a consummated arrangement, amalgamation, merger, consolidation, take-over bid, compulsory acquisition or similar transaction if Shareholders prior to the transaction no longer hold more than 50% of the voting securities of the surviving or resulting entity or the parent of such entity, or no longer have “control” of AltaGas, or (iii) a person or group of persons acting jointly or in concert acquires more than a threshold amount of voting securities. In the case of agreements executed in 2018 or later, this threshold is 50% and for those executed prior to 2018 the threshold is 40% together with a change in more than one half of the members of the Board as part of the acquisition within 12 months.

The treatment of RUs, PUs and Options upon a termination event is specified in the LTI Plans to permit vesting during the applicable notice period. The Executive Agreements provide for a 24-month notice period in the event of a without cause termination which permits continued vesting of the RUs, PUs and Options for such 24-month period. The LTI Plans were amended in 2019 to include double-trigger requirements for vesting on a change of control and, in certain circumstances, an assessment of performance at the date of the change of control. Awards granted prior to 2019 will continue to automatically vest on a change of control, with PUs subject to a 1.0x multiplier. All outstanding RUs and PUs issued prior to 2019 have vested and all outstanding Options granted prior to 2019 will expire on or before the end of 2024. Details of these amended plans can be found in “Schedule B”.

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Please refer to the following table for a description of the payments that may be made in connection with the various termination events and how the outstanding awards under the LTI Plans are treated in such scenarios.

Termination Event	Termination Payment	Phantom Units	Options
Resignation/ Voluntary Termination by NEO	None	RUs and PUs forfeited on Termination Date.	Vested and unexercised Options can be exercised up to earlier of expiry date or 30 days after the Termination Date. Unvested Options terminate immediately.
Retirement	None	RUs and PUs are pro-rated for portion of performance period worked and remain subject to performance measures and vest in accordance with grant date vesting schedule.	Vested and unexercised Options can be exercised up to the earlier of expiry date and 30 days after the Termination Date. Unvested Options terminate immediately.
With Cause Termination by AltaGas	None	RUs and PUs forfeited on Termination Date.	All vested and unvested Options are cancelled on the Termination Date.
Without Cause Termination by AltaGas or Constructive Dismissal	Termination Payment	RUs and PUs that may vest on or before the end of 24-month notice period remain outstanding and continue to vest based on grant date vesting schedule and remain subject to performance measures. RUs and PUs that will not vest during such notice period are cancelled on Termination Date.	Unvested Options continue to vest during 24-month notice period. Unexercised Options expire on earlier of expiry date and 30 days after 24-month notice period.
Permanent Disability	Termination Payment	RUs and PUs are not pro-rated and continue to vest based on grant date vesting schedule and remain subject to performance measures.	Unvested Options continue to vest during 24-month notice period. Unexercised Options expire on earlier of expiry date and 30 days after 24-month notice period.
Death	Termination Payment	RUs and PUs are pro-rated and vest at the Termination Date, with a multiplier of 1.0x for PUs.	Unvested Options terminate immediately, and unexercised Options can be exercised until earlier of expiry date and one year from date of death.
Change of Control (“CoC”)	None

If resulting entity remains publicly traded and plan is assumed, RUs and PUs continue to vest based on grant date vesting schedule and remain subject to performance measures.

In certain circumstances, the vesting amount is established at the date of the CoC and may be based on achievement of performance measures to such date (the “CoC Value”), and will be paid out on the original vesting date provided the participant is still employed. See “Schedule B” for details.

If plan is not assumed or resulting entity will be a private entity, RUs and PUs vest and the CoC Value is paid out on a CoC.

If resulting entity remains publicly traded and plan is assumed, Options continue to vest based on original vesting schedule.

If plan not assumed or resulting entity will be a private entity, Options vest and can be exercised to participate in CoC.

For Options granted prior to February 2019, the Options fully vest and become exercisable.

CoC and termination within 12 months of CoC	Termination Payment	If terminated within 12 months of a CoC without Cause, the CoC Value becomes payable.	If terminated within 12 months of CoC without cause, all Options vest and can be exercised until earlier of normal expiry date or 30 days from Termination Date.

AltaGas Ltd. – 2022 Management Information Circular	84

The following table shows the value payable to each of the NEOs and the value of the LTIs assuming termination on December 31, 2021 pursuant to the applicable Executive Agreements and LTI Plans.

Name	Triggering Event	Months used to calculate Termination Payment	Value of Termination Payment	Additional SERP Value(1)	LTI Value(2)	Total Value
Randall Crawford(3)	Involuntary Termination for any reason other than Cause(5)(6)	24	$4,821,765	$1,569,561	$33,850,028	$40,241,354
	Change of Control without Termination(7)	0	$-	$-	$6,395,000	$6,395,000
	Change of Control and Termination(8)	24	$4,821,765	$1,569,561	$39,965,238	$46,356,564
James Harbilas(4)	Involuntary Termination for any reason other than Cause(5)(6)	24	$1,917,229	$538,675	$8,052,016	$10,507,920
	Change of Control without Termination(7)	0	$-	$-	$-	$-
	Change of Control and Termination(8)	24	$1,917,229	$635,410	$9,537,940	$12,090,579
Blue Jenkins(3)	Involuntary Termination for any reason other than Cause(5)(6)	24	$2,700,802	$613,274	$4,915,136	$8,229,212
	Change of Control without Termination(7)	0	$-	$-	$-	$-
	Change of Control and Termination(8)	24	$2,700,802	$731,837	$6,824,073	$10,256,712
Randy Toone	Involuntary Termination for any reason other than Cause(5)(6)	24	$1,664,697	$354,837	$7,045,445	$9,064,979
	Change of Control without Termination(7)	0	$-	$-	$1,918,500	$1,918,500
	Change of Control and Termination(8)	24	$1,664,697	$459,757	$8,236,182	$10,360,636
Corine Bushfield	Involuntary Termination for any reason other than Cause(5)(6)	24	$1,483,897	$279,380	$6,917,145	$8,680,422
	Change of Control without Termination(7)	0	$-	$-	$1,918,500	$1,918,500
	Change of Control and Termination(8)	24	$1,483,897	$374,811	$8,051,177	$9,909,885

Notes:

(1)	Represents value of additional benefit payable (under SERP provisions and additional SERP benefit provided by Executive Agreements) in the specified termination event, as of December 31, 2021. Additional SERP value for Change of Control and Termination assumes involuntary termination, not voluntary termination by executive.

(2)	Represents the value of the Options and Share-based awards that would be payable in the applicable scenario. For Options, this value includes the vested and unexercised Options as of December 31, 2021 and the value of any in-the-money Options that would vest and be paid under the termination scenario. For Share-based awards, this value includes the market or payout value of the Share-based awards that have not vested as of December 31, 2021 and that would vest and be paid under the termination scenario. See also the disclosure under the heading “Incentive Plan Awards – Outstanding Option-based Awards and Share-based Awards”.

(3)	Mr. Crawford and Mr. Jenkins are paid in U.S. dollars. The values in the table above, excluding the additional SERP value, were converted using the 2021 annual average exchange rate of $1.2535. The additional SERP value for Mr. Crawford and Mr. Jenkins were converted using the December 31, 2021 exchange rate of $1.2678.

(4)	Mr. Harbilas received a one-time LTI grant at 200% of annual base salary ($1,000,000) in 2019 in the form of 40% RUs and 60% Options, to partially replace the value of his long-term incentives with his previous employer that would have vested within 14 months. This one-time grant is supported by market practice with respect to executive hires. Mr. Harbilas’ background in both energy and utilities, and experience in building, integrating and transforming functions and teams contributed to AltaGas’ 2019 key accomplishments, including AltaGas’ strategic priority of continuing the integration of WGL. In the event that Mr. Harbilas is terminated prior to the full vesting of the one-time additional LTI grant, the Termination Payment will include an amount equal to the higher of: (i) the realizable value of such RUs and Options at the Termination Date other than the vested RUs and options that were paid or exercised or that are to be paid or can be exercised at the time of termination; or (ii) $1,000,000 less the value of vested RUs and Options that were paid or exercised or that are to be paid or can be exercised at the time of termination. This payment is nil if the value of the one-time grant of RUs and Options are included in any other termination calculation under the Executive Agreement or LTI Plans.

AltaGas Ltd. – 2022 Management Information Circular	85

(5)	In the event of death or permanent disability, the NEO is also entitled to the Termination Payment pursuant to the AltaGas Employment Agreements. In the case of death, RU and PU vesting is accelerated, units are pro-rated and performance multipliers are set at 1.0x; unvested Options will cancel immediately, and vested Options will remain exercisable until the earlier of the expiry date and one year from date of death. In the case of permanent disability, RU and PU grants maintain their original vesting dates and performance milestones; unvested options will be cancelled immediately, and vested options will remain exercisable until the earlier of the expiry date and 30 days from the date of permanent disability.

(6)	For purposes of determining LTI value, RUs, PUs and Options that vest on or before the end of the notice period will vest and be paid according to the original payment schedule. For PUs, payout value was assumed using a 1.0x multiplier, notwithstanding that the payout amount, other than in the case of death, would not be paid until the original vesting date and that RUs and PUs would remain subject to the original performance measures, which could result in a PU performance multiplier of 0x – 2.0x or a nil payout. In the event of death, the number of RUs and PUs would be pro-rated to the date of death and a 1.0x performance multiplier would be used for the PUs. While the in-the-money amount for Options at December 31, 2021 was used, there is no requirement for NEOs to exercise Options on termination.

(7)	For purposes of determining LTI value under Change of Control without Termination, it is assumed that Options granted prior to 2019 immediately vest upon a change of control, regardless of whether a termination event also occurs and that LTI awards granted in 2019 or later do not vest upon a Change of Control (which assumes that the LTI Plans continue in force and effect post-Change of Control). In the event the LTI Plans did not continue in force and effect post-Change of Control (because the surviving or resulting entity does not or cannot assume the obligations under the LTI Plans), the LTI awards granted in 2019, 2020 and 2021 would also vest. See “Schedule B” for additional details.

(8)	For purposes of determining LTI value, RUs, PUs and Options all vest on a Change of Control with termination. For PUs, payout value was assumed using a 1.0x multiplier for the PUs notwithstanding that under the Phantom Unit Plan, the performance multiplier may be more or less than 1.0x.

Executive Equity Ownership Requirement

In recognition of the importance of ensuring alignment between the interests of executives and Shareholders, AltaGas has equity ownership requirements for its executives. Targets are multiples of the executive’s base salary and increase with the seniority of the position. Executives are expected to achieve the targeted ownership levels within a five-year period commencing on the date of their appointment.

The following equity ownership information for the NEOs is provided as of December 31, 2021 and all NEOs have met their requirements.

Name	Targeted Ownership of Shares	Number and Market Value		Total for Share		Value of as a	Share
	as multiple of base salary	Shares	RUs and PUs(1)	Ownership Requirement(1) (#)	Market Value at Dec 31, 2021(2)	multiple of 2021 salary	Ownership Requirement Met
Randall Crawford(3)	5x	68,500	658,101	726,601	$19,843,473	17.1	Met
		$1,870,735	$17,972,738
James Harbilas	2x	49,072	138,070	187,142	$5,110,848	9.9	Met
		$1,340,156	$3,770,692
Blue Jenkins(3)	2x	17,047	132,053	149,100	$4,071,921	5.9	Met
		$465,554	$3,606,367
Randy Toone	2x	14,542	117,008	131,550	$3,592,630	7.9	Met
		$397,142	$3,195,488
Corine Bushfield	2x	14,896	113,983	128,879	$3,519,686	7.8	Met
		$406,810	$3,112,876

Notes:

(1)	Given the significant portion of executive compensation delivered in PUs, for purposes of achieving compliance with AltaGas’ equity ownership requirements, unvested RUs and PUs count toward Share ownership. Only Mr. Harbilas holds 23,523 RUs.

(2)	Value of Shares, RUs and PUs at fiscal year-end is calculated as follows: for Shares using closing price of the Shares on December 31, 2021 of $27.31, and for RUs and PUs using the values disclosed under the heading “Market or payout value of Share-based awards that have not vested” in the table “Outstanding Option-based Awards and Share-based Awards”.

(3)	For the purposes of Share ownership, Mr. Crawford’s and Mr. Jenkins’ base salaries were converted using the 2021 annual average exchange rate of $1.2535.

AltaGas Ltd. – 2022 Management Information Circular	86

The HRC Committee periodically reviews officer equity ownership levels to ensure they are reflective of current market practice and to also monitor the progress individual officers are making toward their targeted ownership levels. After a market review was completed in 2021, AltaGas amended its equity ownership guidelines as follows:

▪	Increasing NEO equity ownership requirements starting in 2022 to 3x base salary from 2x to align with market median. The CEO requirement remains at 5x base salary, reflecting the market median.

▪	With respect to units that are included in the calculation, moving from including Shares, RUs and PUs to only including Shares and RUs starting in 2025 to align with market practice. Until that time, we will continue to count Shares, RUs and PUs in the calculation as our LTI program has focused on PUs and Options in the past.

As AltaGas has changed its equity ownership requirements, executives will have five years from January 2022 to meet the updated requirements, which aligns with typical market practice.

AltaGas Ltd. – 2022 Management Information Circular	87

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth certain information related to AltaGas’ equity compensation plans for the financial year ended December 31, 2021.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by securityholders	8,679,508		5,333,943(1)
Equity compensation plans not approved by securityholders	n/a(2)	n/a	n/a(2)
TOTAL	8,679,508		5,333,943

Notes:

(1)	AltaGas has a rolling 5% plan, which at December 31, 2021 would allow us to issue up to 14,013,451 Shares. However, only 12,976,162 Shares were reserved for issuance with the TSX pursuant to the Option Plan as of December 31, 2021, so anything in addition to this amount would need to be listed with the TSX before issuance.

(2)	The Phantom Unit Plan and the Deferred Share Unit Plan do not provide for the issuance of Shares from treasury. RUs, PUs and DSUs will be paid in cash. The material features of the compensation plans are set out in “Schedule B”.

The following table sets forth certain measures of Option usage as a percentage of the issued and outstanding Shares as of December 31, 2021, which was 280,269,038 Shares, and the weighted average remaining term of Options.

Dilution	number of Options granted but not exercised (8,679,508) / number of issued and outstanding Shares (280,269,038)	3.10%
Overhang (reserved for issuance with TSX)	number of Options reserved for issuance with the TSX (12,976,162) / number of issued and outstanding Shares (280,269,038)	4.63%
Overhang (available for issuance pursuant to Option Plan)	number of Options available to be granted pursuant to Option Plan (5,333,943) plus number of Options granted but not exercised (8,679,508) / number of issued and outstanding Shares (280,269,038)	5.00%
Remaining Options available for grant	number of Options available to be granted pursuant to Option Plan (5,333,943) / number of issued and outstanding Shares (280,269,038)	1.90%
Weighted average remaining term of Options		3.52 years

Burn Rate	2021 (%)	2020 (%)	2019 (%)
number of Options granted(1) / basic weighted average number of Shares outstanding at year-end	0.67	0.90	0.82

Note:

(1)	Options granted during each year are as follows: 2021 – 1,878,670

2020 – 2,501,755

2019 – 2,287,385

Further details on AltaGas’ Option Plan are provided in “Schedule B”.

AltaGas Ltd. – 2022 Management Information Circular	88

OTHER INFORMATION

Aggregate Indebtedness

AltaGas is not aware of any individuals who are either current or former executive officers, directors or employees of AltaGas or any of AltaGas’ subsidiaries and who have indebtedness outstanding as of the Record Date (whether entered into in connection with the purchase of securities of AltaGas or otherwise) that is owing to (i) AltaGas or any of its subsidiaries, or (ii) another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by AltaGas or any of its subsidiaries.

Indebtedness of Directors and Executive Officers

AltaGas is not aware of any individuals who are, or who at any time during 2021 were, directors or executive officers of AltaGas, proposed nominees for election as directors of AltaGas, or any associate of any of those directors, executive officers or proposed nominees, who are, or have been at any time since January 1, 2021, indebted to AltaGas or any of its subsidiaries, or whose indebtedness to another entity is, or at any time since January 1, 2021 has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by AltaGas or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

To AltaGas’ knowledge, no director or executive officer of AltaGas or any of its subsidiaries, no proposed nominee or any of their respective associates or affiliates has any material interest, direct or indirect, in any transaction since January 1, 2021, or in any proposed transaction which has materially affected or would materially affect AltaGas or any of its subsidiaries.

Directors’ and Officers’ Liability Insurance

Directors’ and Officers’ liability insurance has been obtained for the directors and officers of AltaGas and its subsidiaries. Under this insurance coverage, directors and officers would be covered for amounts where AltaGas is unable or precluded from indemnifying them, and AltaGas would be reimbursed for indemnity payments made on behalf of the directors and officers of AltaGas subject to a deductible (which would be paid by AltaGas).

Additional Information

Additional information relating to AltaGas is available under AltaGas’ profile on SEDAR at www.sedar.com and on AltaGas’ website at www.altagas.ca/invest/financials.

Financial information is provided in AltaGas’ comparative financial statements and MD&A for the year ended 2021. AltaGas shall provide to Shareholders, without charge, upon request being made to AltaGas at Investor Relations, 1700, 355 – 4th Avenue SW, Calgary, Alberta T2P 0J1 or Investor.relations@altagas.ca, a copy of AltaGas’ 2021 annual financial statements, MD&A, and Annual Information Form.

AltaGas Ltd. – 2022 Management Information Circular	89

ADVISORIES

Forward Looking Information

This Circular contains forward-looking statements and information (forward-looking statements). Words such as "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to AltaGas or any affiliate of AltaGas, are intended to identify forward-looking statements. In particular, the Circular contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, compensation strategy, business projects and opportunities and financial results. Specifically, such forward-looking statements include, but are not limited to, statements with respect to the following: future dividend growth; Mr. McCallister’s retirement and board succession; fees payable to TMX Investor Solutions Inc.; AltaGas’ strategic priorities in 2022; projections on board and executive Share ownership requirements; planned ESG strategy and initiatives; director independence determinations; AltaGas' global energy export strategy; and future SEDAR filings.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements reflect AltaGas' current expectations, estimates and projections based on certain material factors and assumptions at the time the forward-looking statement was made. Material assumptions include those factors discussed under the heading "Risk Factors" in AltaGas’ most recent Annual Information Form dated March 3, 2022 for the year ended December 31, 2021 available under the company's profile on SEDAR at www.sedar.com and on the company's website at www.altagas.ca.

Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in the Circular, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in the Circular as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, projected, targeted, or expected, and such forward-looking statements included in the Circular, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent, and AltaGas' future decisions and actions will depend on management's assessment of all information at the relevant time. Such forward-looking statements speak only as of the date of the Circular. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in the Circular are expressly qualified by these cautionary statements.

Non-GAAP Measures

This Circular contains references to certain financial measures used by AltaGas that do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other entities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with GAAP. These non-GAAP measures provide additional information that management believes is meaningful in describing AltaGas' operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. Non-GAAP measures used in this Circular include normalized EBITDA, normalized FFO, normalized FFO per Share and normalized EPS. A description of these non-GAAP measures, including the specific rationale for, and incremental information associated with, each non-GAAP measure and their reconciliation to GAAP financial measures, as well as a discussion of the other non-GAAP financial measures and non-GAAP ratios utilized by the company, can be found in the sections entitled "Non-GAAP Financial Measures" beginning on page 25 and "Supplemental Calculations" beginning on page 30 of AltaGas' management's discussion and analysis for the year ended December 31, 2021, which section has been incorporated by reference in this Circular and is available under AltaGas' profile on SEDAR at www.sedar.com.

The company notes that additional adjustments to these non-GAAP measures may be made for compensation calculation purposes. Specifically, in making determinations with respect to the funding of the STI pool, the Audit Committee will consider whether any items unrelated to management performance disproportionately affected the normalized EBITDA and make additional adjustments to the calculation of the target. In 2021, no additional adjustments were made to normalized EBITDA.

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SCHEDULE A: BOARD MANDATE

I.	PURPOSE

The Board of Directors (the “Board”) of AltaGas Ltd. (“AltaGas” or the “Corporation”) is constituted and will act in accordance with the Articles and By-laws of the Corporation and with the Canada Business Corporations Act (the “Act”), as may be amended from time to time.

The Board is responsible for the stewardship of AltaGas by providing effective, independent oversight of the management of AltaGas’ business and affairs. This mandate shall not be taken to create a higher duty or increase the liability of the Corporation, its Board, or any of its Directors or management, beyond that otherwise provided by applicable law. The delegation of the management and affairs of the Corporation contained in this mandate, the committee mandates and any other delegation of authority approved for the Corporation are intended to improve the process of corporate governance and do not derogate from the Board’s oversight function.

II.	MEMBERSHIP

The Articles of the Corporation provide for a minimum and a maximum number of Directors. The Board may determine from time to time, within the range set out in the Articles, the number of Directors to be nominated for election by shareholders at any meeting of shareholders. In addition, the Articles provide for the ability of the Directors to appoint one or more Directors between annual meetings of shareholders. Shareholders will approve the election of Directors at least annually in accordance with the Articles and the Act.

The Board must be composed of a majority of members who have been determined by the Board to be independent (in accordance with National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators and, if AltaGas is at such time required to file reports under section 15(d) of the United States Securities Exchange Act of 1934, the rules of the SEC).

The Board will appoint a Director to be Chair, who shall be independent for the purposes of all applicable laws and stock exchange requirements.

III.	MEETINGS

Meetings of the Board shall be called and held in a manner consistent with and at any location contemplated in the Corporation’s By-laws. The Board will meet at least quarterly and, in addition, once annually to review long-term and strategic planning for the Corporation, and once annually to review the budget for the upcoming financial year.

The Chair shall act as chair of all meetings of the Board at which the Chair is present. In the absence of the Chair, the Directors present at the meeting shall appoint one of their numbers to act as chair of the meeting. Unless otherwise determined by the Board, the Corporate Secretary of the Corporation shall act as secretary of all meetings of the Board.

The Board may invite any of the Corporation’s officers, employees, advisors or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

In connection with each meeting of the Board, the independent Directors shall have the opportunity to meet without any member of management being present.

IV.	DUTIES AND RESPONSIBILITIES

The Board has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. The Board has the responsibility to:

Ethics and Integrity

1.	Promote a culture of integrity, diversity and inclusion, health and safety and responsible stewardship by approving standards for ethical business conduct for employees, officers and directors of AltaGas and its subsidiaries, including the Code of Business Ethics (COBE), and ensuring maintenance of key policies referenced in the COBE that drive sustainable and responsible operations.

Strategic Planning

2.	Adopt a strategic planning process and approve, on an annual basis, management's strategic plan, taking into account the opportunities and risks associated with the business.

3.	Review the Corporation's overall compensation philosophy and programs to ensure alignment with the long-term strategy and interests of the Corporation and its stakeholders.

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4.	Monitor management's progress in meeting objectives that align with the Corporation's strategy and consider any adjustments to strategy that may be required from time to time.

5.	Review the Corporation's financial objectives, plans and actions and approve, on an annual basis, the Corporation's consolidated budget.

6.	Review and approve all material transactions, including acquisitions, divestitures, capital allocations, expenditures and other transactions which have not otherwise been delegated to management to approve.

Oversight of Risk

7.	The Board shall ensure management has implemented appropriate systems to identify, report, and manage the principal risks of the Corporation's business.

8.	The Board will consider the Corporation's risk profile and oversee the Corporation's risk management by, among other things, approving policies designed to implement risk mitigation measures and by regularly reviewing management's identification of the principal risks, and the risk mitigation measures and strategies employed by management.

Oversight of Management

9.	Approve the appointment of executive officers of the Corporation, including the Chief Executive Officer (CEO), and delegate the necessary authority for the conduct of business.

10.	Establish annual objectives for the CEO and monitor the CEO’s progress against those objectives.

11.	Review the performance of the executive officers and following a review of the recommendations of the Human Resources and Compensation Committee, approve the compensation for the executive officers.

12.	Oversee succession planning for the CEO and other executive officers.

13.	Oversee the Corporation’s human resources strategy and plans, including its diversity and inclusion policies.

Financial Statements, Controls and Reporting

14.	Review management’s assessment of the integrity and effectiveness of the Corporation’s internal controls and management information systems.

15.	Approve and recommend to the shareholders the appointment and compensation of the external auditor.

16.	Review the financial performance of the Corporation and declare dividends as appropriate.

17.	Approve for public release, on the recommendation of the Audit Committee, the Corporation’s financial statements, management’s discussion and analysis and earnings news releases.

Corporate Communication and Public Disclosure

18.	Ensure effective, timely and non-selective communications between the Corporation, its Shareholders, other stakeholders and the public and approve such continuous reporting disclosures as required under applicable laws and stock exchange requirements.

19.	Establish procedures for receiving feedback from shareholders and establishing communications with the Board.

Governance and Sustainability

20.	Approve the Corporation’s approach to corporate governance, including annual review and approval of the corporate governance guidelines, the mandates of the Board and each committee of the Board, and the position descriptions for the Chair and CEO.

21.	Consider and, where appropriate, approve the Corporation's approach to sustainability and environmental, social and governance matters, including strategies, policies and practices.

22.	Develop structures and procedures to evaluate the independence of Directors, manage actual or potential conflicts of interest and ensure the Board functions independently of management.

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23.	Oversee succession planning for the Board and ensure regular assessment of the effectiveness of the Board as a whole, each committee, the Board Chair, the committee chairs and each individual Director.

24.	Approve the size of the Board and the individuals to be nominated for election to the Board, subject to approval by the Shareholders.

25.	Approve the compensation of Directors.

26.	Retain and oversee independent counsel, outside experts and other advisors to advise the Board on any matter and compensate such advisors.

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SCHEDULE B: SUMMARY OF LTI PLANS

Phantom Unit Plan

The Phantom Unit Plan is a long-term incentive plan designed to attract and retain individuals by awarding them for achievement of AltaGas’ longer term objectives and success by granting them phantom units in the form of RUs and PUs (notional shares linked to Share price performance). Participants are paid with reference to the Share price at the time of vesting based on the achievement of AltaGas’ performance targets during a three-year performance period, which promote alignment of participant’s interests with those of the Shareholders.

The Phantom Unit Plan dated effective May 1, 2019 amended and restated the Mid-Term Incentive Plan dated February 9, 2016. The amended and restated Phantom Unit Plan applies to all outstanding RUs and PUs except that the amended plan may not adversely affects the rights of a holder with respect to previously issued and outstanding awards without the consent of the holder.

Participation

All employees, directors and consultants of AltaGas and its subsidiaries are eligible to participate in the Phantom Unit Plan. The weighting of PUs to RUs awarded to a participant is directly linked to a participant’s position and their influence on total shareholder return. All grants under the Phantom Unit Plan are approved by the Board. Non-employee directors do not receive PUs.

The Phantom Unit Plan provides for additional provisions to ensure compliance with Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder, as in effect from time to time ("Section 409A"), for those participants who are subject to the income tax laws of the United States of America in order to avoid taxes and penalties under Section 409A in relation to the RUs and PUs of such participant.

Except as required by law, PUs and RUs are not capable of being anticipated, assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of a participant.

Dividends

Dividend equivalents are credited to participant’s account in the form of additional RUs and PUs, as applicable, consistent with dividends paid on the Shares.

Vesting and Performance Multiplier

The vesting schedule and performance measures are specified at the date of grant.

RUs granted prior to 2019 vest one-third annually over three years. RUs granted in 2019 or later generally cliff vest on the third anniversary of the grant date subject to certain terms and conditions having been met (including performance targets). If such targets have been met, the number of RUs (including dividend equivalent RUs) is multiplied by the average closing price of the Shares for the 20 consecutive trading days prior to the vesting date to determine the cash payout.

PUs cliff vest on the third anniversary of the grant date subject to certain terms and conditions having been met (including AltaGas achieving a threshold level of performance during the three-year performance period). For details of the outstanding PUs and metrics, refer to “Executive Compensation Information – Long-Term Incentive Plan Awards”. AltaGas’ PU peer group is approved by the HRC Committee.

On the vesting date, the number of PUs (including dividend equivalent PUs) after application of the performance multiplier is multiplied by the average closing price of the Shares for the 20 consecutive trading days prior to the vesting date to determine the cash payout.

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Termination, Change of Control and Other Events

The table below outlines the treatment of RUs and PUs upon the occurrence of certain events:

Event	Treatment of Outstanding RUs/PUs
Termination for Cause/ Resignation	RUs and PUs are cancelled on the termination date.
Termination other than for Cause	RUs and PUs that may vest on or before the end of the notice period applicable to the terminated participant remain outstanding until the relevant vesting date and RUs and
PUs that will not vest during such notice period are cancelled on the termination date.
Permanent Disability	RUs and PUs are not pro-rated and continue to vest based on the grant date vesting schedule and remain subject to performance measures.
Retirement	RUs and PUs are pro-rated for a portion of performance period worked and remain subject to performance measures and continue to vest in accordance with the grant date vesting schedule; RUs granted to directors as part of their compensation are not pro-rated and continue to vest on schedule.
Death	RUs and PUs are pro-rated and vest at the termination date, the payout is based on a multiplier of 1.0x for PUs.
Change of Control

Awards granted in 2019 or later vest on a Change of Control (as defined below) only if: (i) there is also a termination without cause within one year of the Change of Control or (ii) if the resulting entity does not (a) have publicly traded securities or (b) does not or cannot assume AltaGas’ obligations under the Phantom Unit Plan and outstanding agreements. In that case, the participant is entitled to the Change of Control Value (defined below) on the Change of Control. If less than a year has passed from the start of the performance period (making assessment difficult) a performance multiplier of 1.0x will be used.

If AltaGas’ obligations are assumed and:

(i) the Board determines that benchmark security of the resulting entity will be substantially similar to the benchmark security used immediately prior to the Change of Control for purposes of assessing the satisfaction of performance measures on outstanding RUs and PUs, then the plan shall continue in force and effect and performance will be assessed on the original vesting dates based on the original performance measures for the RUs and the PUs, and any multipliers applicable to the PUs will be applied at such dates; or

(ii) the Board determines that benchmark security of the resulting entity will not be substantially similar to the benchmark security used immediately prior to the Change of Control for purposes of assessing the satisfaction of performance measures on outstanding RUs and PUs, then the plan shall continue in force and effect in an appropriate manner and with appropriate amendments as determined by the Board (as constituted prior to the Change of Control), with the Change of Control Value (defined below) calculated on the Change of Control and payable on the original vesting dates, provided that the participant continues to be an eligible participant on such dates. If less than a year has passed from the start of the performance period (making assessment difficult) a performance multiplier of 1.0x will be used. If a participant is terminated without cause within 12 months following a Change of Control, then the participant is entitled to the Change of Control Value on the termination date.

Pursuant to the terms of the executive employment agreements, the notice period for the executive officers of AltaGas for purposes of this plan is 24 months. The summary above does not include certain additional considerations set forth in the Phantom Unit Plan that apply to participants subject to the income tax laws of the United States of America as a result of Section 409A.

Calculating Change of Control Value

In the event of a “Change of Control”, which is defined as:

▪	the closing of any transaction pursuant to which any person or group of persons (other than an Affiliate) acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of AltaGas representing more than 50% of the aggregate voting power of all of AltaGas’ then issued and outstanding securities entitled to vote in the election of directors of AltaGas;

▪	a consummated arrangement, amalgamation, merger, consolidation, take-over bid, compulsory acquisition or similar transaction (a "Transaction") involving (directly or indirectly) AltaGas if, immediately after the consummation of such Transaction, the Shareholders immediately prior to the Transaction do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such Transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such Transaction; or

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▪	the closing of any sale, lease, exchange, license or other disposition of all or substantially all of AltaGas’ assets (a "Disposition") to a person other than a person that was an Affiliate at the time of such Disposition, other than a Disposition to an entity where more than 50% of the combined voting power of the voting securities of such entity are beneficially owned by shareholders in substantially the same proportions as their beneficial ownership of the outstanding voting securities of AltaGas immediately prior to such Disposition, where the Board determines that the Phantom Unit Plan will continue but the benchmark security of the resulting entity is not comparable to the Shares (the benchmark security) under the Phantom Unit Plan, then the “Change of Control Value” is determined. Notwithstanding the above, for participants subject to the income tax laws of the United States of America, a Change of Control must also constitute a "change in control event" under Section 409A.

The “Change of Control Value” means:

▪	with respect to PUs, the vesting amount (with reference to the average closing price of Shares) determined on the date of a Change of Control, taking into account that (A) non-TSR Related performance measures applicable to PUs are calculated assuming target performance (the multiplier will be 1.0x) and (B) TSR Related performance measures applicable to PUs are calculated as follows: (1) if the Change of Control occurs less than 12 months from the first day of the performance period related to such PUs, the TSR Related performance measures will be deemed to have been satisfied assuming target performance (the multiplier will be 1.0x); or (2) if the Change of Control occurs at least 12 months after the first day of the performance period related to such PUs, the TSR Related performance measures for such PUs will be determined based on actual performance as approved by the Board, as constituted prior to the Change of Control, with the multiplier determined based on such performance, and (C) the number of outstanding PUs is determined by applying any applicable weightings between the performance measures; and

▪	with respect to RUs, the vesting amount (with reference to the average closing price of the Shares) determined on the date of a Change of Control.

Subject to the termination provisions of the Phantom Unit Plan, the Change of Control Value will be paid in accordance with the original vesting schedule. The amount is payable within 90 days of vesting (or such other date as may be required to comply with Section 409A).

Anti-Dilution Provisions

The Phantom Unit Plan contains standard anti-dilution provisions.

Amendments to the Phantom Unit Plan

The Board may, from time to time and without Shareholder approval, alter, amend, suspend or terminate the Phantom Unit Plan in whole or in part. No termination or amendment of the plan may materially adversely affect the rights of any participant in respect of any phantom units that have been previously granted without the consent of such Participant unless, in the case of an amendment, it is required to comply with applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of any stock exchange on which the Shares are listed.

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Option Plan

The Option Plan is a long-term incentive plan designed to attract and retain individuals by awarding them for achievement of AltaGas’ longer term objectives by providing them with the opportunity to acquire an increased proprietary interest in AltaGas.

The Option Plan was amended and restated effective February 27, 2019. The Option Plan was amended to, among other things, reduce the cap on dilution under the Option Plan from 10% to 5%, add a double-trigger concept to change of control and eliminate non-employee director participation in the plan in its entirety, which effectively reduced the grant limit to such individuals to zero. Under the terms of the Option Plan, re-introducing non-employee director participation or making grants to non-employee directors at any time in the future is not permitted without shareholder approval.

The amended and restated Option Plan applies to all outstanding Options except that the amended plan may not adversely affect the rights of the holder with respect to previously issued and outstanding Options without the consent of the holder.

Participation

All employees and service providers (as defined in the Option Plan) of AltaGas and its subsidiaries are eligible to participate in the Option Plan. All grants under the Option Plan are approved by the Board. No Options may be granted to non-employee directors of AltaGas.

No right or interest of any optionee in or under the Option Plan is assignable or transferable, in whole or in part, either directly or by operation of law or otherwise in any manner except by bequeath or the laws of descent and distribution or if so provided in the agreement governing the Option with the optionee, subject to the requirements of, or as otherwise allowed by, the TSX. Any such right or interest shall be exercisable during the lifetime of an optionee only by that optionee or his legal representatives or after the death of an optionee or on the optionee ceasing to be director, officer, employee, consultant or other personnel of AltaGas or an affiliate or AltaGas, only as specified in an agreement with the optionee.

Grant Limitations

The HRC Committee recommends to the Board the individuals to whom Options will be granted factoring in the following limits:

▪	the maximum number of authorized but unissued Shares that may be issued on the exercise of Options granted under the Option Plan shall not exceed 5% of the issued and outstanding Shares from time to time (on a non-diluted basis);

▪	the maximum number of authorized but unissued Shares that may be issued on the exercise of Options granted under the Option Plan, together with Shares that may be issuable pursuant to other security-based compensation arrangements, shall not exceed 10% of the aggregate of the outstanding Shares (on a non-
diluted basis);

▪	the number of Shares reserved for issuance pursuant to Options granted to insiders of AltaGas, together with Shares that may be issuable pursuant to other security-based compensation arrangements, will not exceed
10% of the issued and outstanding Shares (on a non-diluted basis);

▪	the number of Shares that may be issued to insiders pursuant to the Option Plan and all other security-based compensation arrangements within a one-year period will not exceed 10% of the outstanding Shares (on a non-diluted basis); and

▪	the number of Shares that may be issued to an individual insider and that insider’s associates pursuant to the Option Plan and all other security-based compensation arrangements within a one-year period will not exceed 5% of the outstanding Shares (on a non-diluted basis).

Terms

The number of Options to be granted to each eligible participant and the terms of the Options are fixed by the Board at the time of grant and set out in the grant agreement.

Under the Option Plan, the maximum term is 10 years, however grants made since 2014 have an expiry date that is six years from the date of grant. If the normal expiry of an Option falls within a blackout period, the expiry date shall be extended to the date that is seven business days following the end of the blackout.

Options generally vest over three years, with one-third vesting per year, or over four years, with one-quarter vesting per year. The exercise price is determined with reference to the closing price of the Shares, with the exercise price not lower than the closing price of the Shares on the TSX on the trading day immediately preceding the date of grant.

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Termination, Change of Control and Other Events

The table below outlines the treatment of Options upon the occurrence of certain events under the Option Plan:

Event	Treatment of Outstanding Options
Termination for Cause	All vested and unvested Options are forfeited and cancelled on the termination date
Termination other than for Cause (including resignation and retirement)	Vested and unexercised Options can be exercised up to the earlier of the normal expiry date and 30 days following termination. Unvested Options are cancelled on the termination date.
Death	Vested and unexercised Options can be exercised by the legal personal representative until the earlier of the expiry date and one year from the date of death. Unvested Options are forfeited and cancelled on the date of death.
Change of Control	Options granted prior to February 27, 2019 fully vest and become exercisable.

For Options granted on or after February 27, 2019:

(i) if there is a Change of Control where the resulting entity remains a publicly traded entity and assumes all of AltaGas’ obligations under the Option Plan and outstanding agreements, Options will fully vest and be exercisable if there is a termination (other than for cause) on or within one year of the Change of Control. Such Options will be exercisable up to the earlier of the normal expiry date and 30 days following termination.

(ii) if the resulting entity does not have publicly traded securities or the Board determines that the resulting entity cannot assume AltaGas’ obligations under the Option Plan and outstanding agreements, Options will fully vest (conditional upon completion of the Change of Control) and the Board may permit holders of such Options to conditionally exercise such options to participate in the Change of Control.

The above terms may be modified by agreement upon grant or by the terms of any Executive Employment Agreement.

Anti-Dilution Provisions

The Option Plan contains standard anti-dilution provisions.

Amendments to the Option Plan

Shareholder approval will be required for the following types of amendments:

▪	any increase in the total number or percentage of Shares that may be issued on the exercise of Options granted pursuant to the Option Plan;

▪	any amendment which reduces the option price of an Option;

▪	any cancellation and reissuance of an Option;

▪	any amendment extending the term of an Option beyond its original option period;

▪	any amendment which would permit Options to be transferable or assignable, other than for normal estate settlement purposes;

▪	amendments to the amendment and termination provisions of the Option Plan, which would include any amendment that permits non-employee directors to participate in the Option Plan; and

▪	amendments required to be approved by Shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Subject to the foregoing restrictions, the Board may amend, suspend or terminate the Option Plan in whole or in part, subject to any governmental, regulatory or exchange requirements at the time of the amendment. No termination or amendment of the Option Plan may impair the rights of any participant in respect of Options that have previously been granted without their consent unless otherwise expressly set forth in the Option Plan, or if required to comply with applicable laws, regulations, rules, orders of governmental or regulatory authorities or the requirements of any stock exchange on which common shares of AltaGas are listed.

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Deferred Share Unit Plan

The Deferred Share Unit Plan (DSUP) is a long-term incentive plan designed to attract and retain individuals and afford such participants an opportunity to defer compensation by receiving a portion of their total compensation in DSUs. DSUs are notional shares that are linked directly to the Share price performance.

Participation

All employees and directors of AltaGas and its subsidiaries are eligible to participate in the DSUP. Currently only directors receive DSUs. All grants under the DSUP are approved by the Board. Directors may elect to receive all or a portion of their annual Board retainer in DSUs. See “Director Compensation”.

The DSUP provides for additional provisions to ensure compliance with Section 409A, for those participants who are subject to the income tax laws of the United States of America in order to avoid taxes and penalties under Section 409A in relation to the DSUs of such participant.

Dividends

Dividend equivalents are credited to each participant’s account in the form of additional DSUs, as applicable, consistent with dividends paid on the Shares.

Terms

The number of DSUs to be credited to each participant’s account or the value of the grant to be awarded (with the number of DSUs to be credited to each participant's account determined by dividing such value by the average closing price of the Shares on the TSX for the five consecutive trading days immediately preceding the grant date), and any other the terms of the grant are fixed by the Board.

DSUs are fully vested upon grant and are immediately credited to the participant’s account. Payment is not subject to satisfaction of any requirements regarding minimum period of membership or employment or other conditions and occurs following the participant’s termination date with AltaGas, at which time the participant is eligible to redeem their vested DSUs in accordance with the terms of the DSUP.

Each participant is entitled to redeem his or her DSUs during the period commencing on the business day immediately following his or her termination date and ending on the last business day in December of the year following his or her retirement date by providing a notice of redemption to AltaGas in accordance with the terms of the DSUP. If a participant does not file a redemption notice in accordance with the DSUP on or before December 1 of the year following such participant's termination date, then December 1 (or the first business day thereafter) of the year following the termination date will be treated as that participant's redemption date. Upon redemption, the participant will be entitled to receive a cash payment equal to the number of DSUs being redeemed multiplied by the average closing price of the Shares for the 20 consecutive trading days immediately preceding the redemption date. In the event of death, provided that a redemption notice has not been filed with AltaGas in accordance with the DSUP, AltaGas will pay the redemption amount within the calendar year of the participant's death using the date of death as the redemption date.

The summary above does not include certain additional considerations set forth in the DSUP that apply to participants subject to the income tax laws of the United States of America as a result of Section 409A.

Termination for Cause, Misconduct or Fraud

If the participant is terminated for cause (in the case of an employee), or a director ceases to be a director as a result of or following any misconduct or fraudulent act, the participant forfeits all rights to any DSUs in their account.

Anti-Dilution Provisions

The DSUP contains standard anti-dilution provisions.

Amendments to the DSUP

The Board may, from time to time and without Shareholder approval, amend any provision of the DSUP or discontinue grants thereunder, subject to any regulatory or exchange requirements at the time of the amendment. Any amendment shall not impair any right of any participant pursuant to any DSU granted prior to such amendment unless the written consent of such participant is obtained, or such amendment is necessary to comply with applicable law.

No amendment shall be made which prevents the DSUP from continuously meeting the requirements of paragraph 6801(d) of the Income Tax Regulations (Canada) or any successor provision thereto.

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